  As filed with the Securities and Exchange Commission on September 24, 2001



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                AMENDMENT NO. 2

                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             United Rentals, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                           Delaware                                         06-1522496
(State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.)

                          Five Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)

                   Michael J. Nolan, Chief Financial Officer
                             United Rentals, Inc.
                          Five Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

          A copy of all communications, including communications sent to the agent for service, should be sent to:

     Joseph Ehrenreich, Esq.       Malcolm E. Landau, Esq.   Kris F. Heinzelman, Esq.
Ehrenreich Eilenberg & Krause LLP Weil, Gotshal & Manges LLP Cravath, Swaine & Moore
       11 East 44th Street             767 Fifth Avenue          Worldwide Plaza
       New York, NY 10017             New York, NY 10153        825 Eighth Avenue
         (212) 986-9700                 (212) 310-8000          New York, NY 10019
                                                                  (212) 474-1000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               -----------------

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



               Subject to Completion. Dated September 24, 2001.


                               9,000,000 Shares

                               [LOGO] United/TM/
                                      Rentals

                                 Common Stock

                               -----------------

    All of the shares of common stock in the offering are being sold by The Colburn Music Fund. United Rentals, Inc. will not receive any of the proceeds from the sale of the shares.

    United Rentals' common stock is traded on the New York Stock Exchange under the symbol "URI". The last reported sale price of the common stock on August 14, 2001, was $23.45 per share.


    See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of our common stock.


                               -----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                        Per Share       Total
                                                        ---------       -----
Initial price to public..............................      $            $
Underwriting discount................................      $            $
Proceeds, before expenses, to the selling stockholder      $            $

    To the extent that the underwriters sell more than 9,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,350,000 shares from the selling stockholder at the initial public offering price less the underwriting discount.

                               -----------------

    The underwriters expect to deliver the shares against payment in New York,
New York on     , 2001.

Goldman, Sachs & Co.                                 Credit Suisse First Boston

JPMorgan
                  Deutsche Banc Alex. Brown
                                          Legg Mason Wood Walker
                                                                   Incorporated

                         Prospectus dated     , 2001.

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under the heading "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

                          INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus; however, to the extent that there are any inconsistencies between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus shall be deemed to supersede the earlier information. Any information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

    We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

    . Annual Report on Form 10-K for the year ended December 31, 2000;

    . The following Quarterly Reports on Form 10-Q: (1) Report for the quarter ended March 31, 2001, and (2) Report for the quarter ended June 30, 2001;

    . The following Current Reports on Form 8-K: (1) Report filed on January 2,
      2001, (2) Report filed on March 2, 2001, (3) Report filed on April 16, 2001, (4) Report filed on May 1, 2001 and (5) Report filed on July 27, 2001;

    . Definitive Proxy Statement on Schedule 14A filed on April 30, 2001; and

    . Registration Statement on Form 8-A dated November 27, 1997 (filed on
      December 3, 1997), and Registration Statement on Form 8-A dated August 6, 1998.

    We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: United Rentals, Inc., Attention:
Corporate Secretary, Five Greenwich Office Park, Greenwich, Connecticut 06830, telephone number: (203) 622-3131.

                              PROSPECTUS SUMMARY


    You should read the entire prospectus and the documents incorporated by reference before making an investment decision. Unless otherwise indicated, all data in this prospectus assumes that the underwriters will not exercise the over-allotment option.


                                United Rentals

    United Rentals is the largest equipment rental company in North America with more than 740 locations in 47 states, seven Canadian provinces and Mexico. We offer for rent over 600 different types of equipment to customers that include construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others. In 2000, we served more than 1.2 million customers, completed over 8.4 million rental transactions and generated revenues and net income of $2.9 billion and $176.4 million, respectively.

    We have the largest fleet of rental equipment in the world, with over 500,000 units having an original purchase price of approximately $3.6 billion. Our fleet includes:

    . General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earth moving equipment, material handling equipment, compressors, pumps and generators;

    . Aerial work platforms, such as scissor lifts and boom lifts;

    . General tools and light equipment, such as power washers, water pumps, heaters and hand tools;

    . Traffic control equipment, such as barricades, cones, warning lights, message boards and pavement marking systems;

    . Trench safety equipment for below ground work, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment; and

    . Special event equipment, such as large tents, light towers and power units used for sporting, corporate and other events.

    In addition to renting equipment, we sell used rental equipment, act as a dealer for new equipment and sell related merchandise, parts and service.

    We estimate that the U.S. equipment rental industry has grown from approximately $6.5 billion in annual rental revenues in 1990 to over $25 billion in 2000, representing a compound annual growth rate of approximately 14.5%. We believe that the principal driver of growth in the equipment rental industry, in addition to general economic expansion, has been the increasing recognition by equipment users of the many advantages that equipment rental may offer compared with ownership. They recognize that by renting they can:

    . avoid the large capital investment required for equipment purchases;

    . access a broad selection of equipment and select the equipment best suited for each particular job;

    . reduce storage and maintenance costs; and

    . access the latest technology without investing in new equipment.

    While the construction industry has to date been the principal user of rental equipment, industrial companies, utilities and others are increasingly using rental equipment for plant maintenance, plant turnarounds and other functions requiring the periodic use of equipment. The market for rental equipment is also benefiting from increased government funding for infrastructure projects, such as funding under the U.S. Transportation Equity Act for the 21st Century ("TEA-21") and the Aviation Investment and Reform Act for the 21st Century ("AIR-21"). TEA-21 earmarks $175 billion for highway construction and $42 billion for transit spending over the 1998-2003 fiscal period, a 40% increase over the prior six-year period. AIR-21 provides for $40 billion in construction spending over three years to support the FAA's airport improvement programs.


                            Competitive Advantages



    We believe that we benefit from the following competitive advantages:



    Large and Diverse Rental Fleet. Our rental fleet is the largest and most comprehensive in the industry.



    Significant Purchasing Power. We purchase large amounts of equipment, merchandise and other items, which enables us to negotiate favorable pricing, warranty and other terms with our vendors.



    Operating Efficiencies. We generally group our branches into clusters of 10 to 30 locations that are in the same geographic area. All equipment within a cluster can be accessed and marketed by each branch within the cluster, which increases equipment utilization. We reduce costs by consolidating functions that are common to all our branches, such as payroll, accounts payable and credit and collection, into 24 credit offices and three service centers.



    Information Technology Systems. Our information technology systems facilitate our ability to make rapid and informed decisions, respond quickly to changing market conditions, and share equipment among branches.



    Geographic and Customer Diversity. We have more than 740 branches in 47 states, seven Canadian provinces and Mexico and serve customers that range from Fortune 500 companies to small companies and homeowners. In 2000, we served more than 1.2 million customers and our top ten customers accounted for approximately 2% of our revenues.



    National Account Program. Our National Account sales force is dedicated to establishing and expanding relationships with larger companies, particularly those with a national or multi-regional presence. We offer our National Account customers the benefits of a consistent level of service across North America and a single point of contact for all their equipment needs.



    Risk Management and Safety Programs. We place great emphasis on risk reduction and safety and believe that we have one of the most comprehensive risk management and safety programs in the industry.



    Experienced Senior Management. Our senior management team is comprised of executives with proven track records. Our management team includes Bradley S. Jacobs, John N. Milne and Michael J. Nolan, who together with others founded our company in September 1997, and Wayland R. Hicks who joined them shortly thereafter. Messrs. Jacobs, Milne and Nolan previously served as senior executives at United Waste Systems, Inc., a company that was founded by Mr. Jacobs in 1989 and sold in August 1997. At the time of sale, it was the sixth largest provider of integrated, non-hazardous solid waste management services in the United States. Mr. Hicks previously held senior executive positions at Xerox Corporation, where he worked for 28 years, including Executive Vice President, Corporate Operations and Executive Vice President, Corporate Marketing and Customer Support Operations.





    Strong and Motivated Branch Management. We believe that our managers are among the most knowledgeable and experienced in the industry, and we empower them--within budgetary guidelines--to make day-to-day decisions concerning branch matters. Senior management closely tracks branch, district and regional performance with extensive systems and controls. The compensation of branch managers and other personnel is linked to their branch's financial performance and return on assets.





                                   Strategy



    We intend to generate further growth and increase our market share by:



       . actively managing the composition and size of our fleet to meet customer needs and respond to local demand;



       . promoting equipment sharing and cross-marketing of equipment specialties;



       . focusing on providing outstanding customer service and support;



       . marketing our services to National Account customers that can benefit from our ability to provide a broad selection of equipment and a consistently high level of service throughout North America;



       . marketing our extensive fleet of specialized lines of equipment, including (1) aerial work platforms, (2) traffic control equipment and
         (3) trench safety equipment;



       . training our sales force and branch personnel in value-added sales techniques;



       . continuing to selectively open new branches; and



       . continuing to selectively make acquisitions, with our principal focus being on those that have the potential to be immediately accretive to earnings.

                                 The Offering

  Common stock offered by the selling stockholder.. 9,000,000 shares

  Common stock to be outstanding after the offering 73,251,558 shares(1)

  New York Stock Exchange Symbol................... URI

  Use of Proceeds.................................. United Rentals will not receive any proceeds from
                                                    this offering.

--------
(1) We calculated the outstanding shares based on the number of shares outstanding as of August 14, 2001. The outstanding shares do not include:
    (i) 12,000,000 shares issuable upon conversion of outstanding preferred shares of United Rentals, which provide for a conversion price of $25 per share, (ii) 5,000,000 shares issuable upon conversion of outstanding preferred shares of United Rentals, which provide for a conversion price of $30 per share, (iii) 6,875,580 shares issuable upon conversion of outstanding preferred securities of a subsidiary trust of United Rentals, which provide for a conversion price of $43.625 per share, (iv) 6,808,581 shares issuable upon the exercise of outstanding warrants, which provide for a weighted average exercise price of $11.83 per share, (v) 16,546,567 shares issuable upon the exercise of outstanding options, which provide for a weighted average exercise price of $20.29 per share, and (vi) 232,586 shares issuable upon conversion of outstanding debt of United Rentals, which provide for a weighted average conversion price of $33.25 per share.

                  Summary Consolidated Financial Information

    The tables below present selected financial information for our company. You should read this information together with (1) the information set forth under "Capitalization," "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (2) the consolidated financial statements of our company and the related notes which are included herein.

    Certain of our acquisitions were accounted for as purchases and certain acquisitions were accounted for as poolings-of-interests, including our September 1998 merger with U.S. Rentals, Inc. For further information concerning the accounting for these acquisitions, see (1) note 3 to the audited consolidated financial statements of our company included herein, and (2) note 2 to the unaudited consolidated financial statements of our company included herein.

                  Summary Consolidated Financial Information

                                                                                Six Months Ended
                                                      Year Ended December 31,       June 30,
                                                     -------------------------- -----------------
                                                       1998     1999     2000     2000     2001
                                                      ------   ------   ------   ------   ------
                                                     (dollars in millions, except per share data)
Income statement data:
Total revenues...................................... $1,220   $2,234   $2,919   $1,309    $1,387
Gross profit........................................    423      825    1,089      478       489
Restructuring charge................................                                          29
Operating income....................................    145      409      548      226       185
Interest expense....................................     64      140      229      106       115
Preferred dividends of a subsidiary trust...........      8       20       20       10        10
Income before provision for income taxes and
  extraordinary item................................     78      242      301      110        53
Extraordinary items, net(1).........................     21                                   11
Net income(2).......................................     13      143      176       65        17
Basic earnings per share before extraordinary item.. $ 0.53   $ 2.00   $ 2.48   $ 0.90    $ 0.40
Diluted earnings per share before extraordinary item $ 0.48   $ 1.53   $ 1.89   $ 0.70    $ 0.31
Basic earnings per share(2)......................... $ 0.20   $ 2.00   $ 2.48   $ 0.90    $ 0.24
Diluted earnings per share(2)....................... $ 0.18   $ 1.53   $ 1.89   $ 0.70    $ 0.18

                                                                As of June 30, 2001
                                                               ---------------------
                                                               (dollars in millions)
Balance sheet data:
Cash and cash equivalents.....................................        $   36
Rental equipment, net.........................................         1,851
Goodwill, net(3)..............................................         2,200
Total assets..................................................         5,315
Total debt....................................................         2,760
Company-obligated mandatorily redeemable convertible preferred
  securities of a subsidiary trust............................           300
Stockholders' equity..........................................         1,541

--------
(1) We recorded an extraordinary item (net of income taxes) of $21.3 million in 1998 and an extraordinary item (net of income taxes) of $11.3 million in 2001. Such charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals. Such charge in 2001 resulted from the refinancing of certain debt and primarily reflected the write-off of deferred financing fees.
(2) Our earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of taxes or $0.45 per diluted share), a $4.8 million ($0.07 per diluted share) charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item (net of income taxes) of $21.3 million ($0.30 per diluted share). Our earnings during 1999 were impacted by $18.2 million ($10.8 million net of taxes or $0.12 per diluted share) of expenses related to a terminated tender offer. Our earnings during 2001 were impacted by a restructuring charge of $28.9 million ($19.2 million net of taxes or $0.20 per diluted share), a $7.8 million ($5.2 million net of taxes or $0.06 per diluted share) charge relating to refinancing costs of a synthetic lease and an extraordinary item (net of income taxes) of $11.3 million ($0.13 per diluted share).
(3) Goodwill is defined as the excess of cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over forty years.

                                 RISK FACTORS

    In addition to the other information in this document, you should carefully consider the following factors before making an investment decision.

A decline in construction and industrial activities could adversely affect our revenues and operating results by decreasing the demand for our equipment or the prices that we can charge.

    Our equipment is principally used in connection with construction and industrial activities. Consequently, a downturn in construction or industrial activity may lead to a decrease in the demand for our equipment or the prices that we can charge. Any such decrease could adversely affect our revenues and operating results. We have identified below certain of the factors which may cause such a downturn, either temporarily or long-term:

    . a continuation or a worsening of the recent slow-down of the economy;

    . an increase in interest rates; or

    . adverse weather conditions which may temporarily affect a particular region.

    In addition, demand for our equipment may not reach projected levels in the event that funding for highway and other construction projects under government programs, such as the Transportation Equity Act for the 21st Century ("TEA-21") or the Aviation Investment and Reform Act for the 21st Century ("AIR-21"), does not reach expected levels.

If we lose any member of our senior management team and are unable to find a suitable replacement, we may not have the depth of senior management resources required to efficiently manage our business and execute our growth strategy.

    Our success is highly dependent on the experience and skills of our senior management team. If we lose the services of any member of this team and are unable to find a suitable replacement, we may not have the depth of senior management resources required to efficiently manage our business and execute our growth strategy. For information on our employment and severance arrangements with senior management, see "Management--Employment Agreements and Change-in-Control Agreements." We do not maintain "key man" life insurance with respect to members of senior management.

Our industry is highly competitive, and competitive pressures could lead to a decrease in our market share or in the prices that we can charge.

    The equipment rental industry is highly fragmented and competitive. Our competitors primarily include small, independent businesses with one or two rental locations, regional competitors which operate in one or more states, public companies or divisions of public companies, and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new companies. In addition, equipment manufacturers may commence or increase their existing efforts relating to renting and selling equipment directly to our customers or potential customers. Competitive pressures could adversely affect our revenues and operating results by decreasing our market share or depressing the prices that we can charge.

Our operating results may fluctuate which could affect the trading value of our common stock.

    We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors, including:

    . seasonal rental patterns of our customers, with rental activity tending to be lower in the winter;

    . our recent acquisition of businesses that specialize in renting traffic control equipment, which tend to operate at a loss during the first quarter;

    . the timing of expenditures for new equipment and the disposition of used equipment;

    . changes in demand for our equipment or the prices therefor due to changes in economic conditions, competition or other factors;

    . changes in the interest rates applicable to our floating rate debt;

    . if we determine that a potential acquisition will not be consummated, the need to charge against earnings any expenditures relating to such transaction (such as financing commitment fees, merger and acquisition advisory fees and professional fees) previously capitalized; and

    . the possible need, from time to time, to take other write-offs or special charges due to a variety of occurrences, such as store consolidations or closings or the refinancing of existing indebtedness.

Fluctuations in our operating results could adversely affect the trading value of our common stock.

Our substantial indebtedness will require us to devote a substantial portion of our cash flow to debt service and could, among other things, constrain our ability to obtain additional financing and make it more difficult for us to cope with a downturn in our business.


    We have a substantial amount of indebtedness. Specifically, on June 30, 2001, our total indebtedness was approximately $2,759.7 million (of which approximately $1,327.7 million was secured indebtedness). All of this indebtedness was incurred by our wholly owned subsidiary United Rentals (North America), Inc. Our other domestic subsidiaries have guaranteed a significant amount of this indebtedness. Specifically, as of June 30, 2001, our other domestic subsidiaries had guaranteed approximately $2,738.5 million of this indebtedness.



    Our substantial indebtedness has the potential to affect us adversely in a number of ways. For example, it will or could:


    . require us to devote a substantial portion of our cash flow to debt service, reducing the funds available for other purposes;

    . constrain our ability to obtain additional financing, particularly since substantially all of our assets are subject to security interests relating to existing indebtedness; or

    . make it difficult for us to cope with a downturn in our business or a decrease in our cash flow.

    Furthermore, if we are unable to service our indebtedness and fund our business, we will be forced to adopt an alternative strategy that may include:

    . reducing or delaying capital expenditures;

    . limiting our growth;

    . seeking additional capital;

    . selling assets; or

    . restructuring or refinancing our indebtedness.

We cannot assure you that any of these strategies could be effected on favorable terms or at all.

An increase in market interest rates would increase our interest expense and our debt service obligations because some of our debt bears interest at variable rates.

    A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. On June 30, 2001, we had $1,295.0 million of variable rate indebtedness.

If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, making acquisitions, opening new rental locations and refinancing existing indebtedness.

    If the cash that we generate from our business, together with cash that we may borrow under our credit facility, is not sufficient to fund our capital requirements, we will require additional debt and/or equity financing. We cannot, however, be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, making acquisitions, opening new rental locations and refinancing existing indebtedness.

Restrictive covenants could adversely affect our business by limiting our flexibility.

    We are subject to various restrictive financial and operating covenants under the agreements governing our indebtedness. These covenants limit or prohibit, among other things, our ability to incur indebtedness, make prepayments of certain indebtedness, make investments, create liens, make acquisitions, sell assets and engage in mergers and acquisitions. These covenants could adversely affect our business by significantly limiting our operating and financial flexibility.

We have made acquisitions, which entails certain risks. We cannot guarantee that we will realize the expected benefits from our acquisitions or that our existing operations will not be harmed as a result of acquisitions.

    We have grown in part through acquisitions and may continue to do so. The making of acquisitions entails certain risks, including:

    . unrecorded liabilities of acquired companies that we fail to discover during our due diligence investigations;

    . difficulty in assimilating the operations and personnel of the acquired company with our existing operations;

    . loss of key employees of the acquired company; and

    . difficulty maintaining uniform standards, controls, procedures and policies.

We cannot guarantee that we will realize the expected benefits from our acquisitions or that our existing operations will not be harmed as a result of acquisitions.

Goodwill related to acquisitions represents a substantial portion of our total assets. If the fair value of the goodwill should drop below the recorded value, we would be required to write off the excess goodwill, which could adversely affect our operating results.

    At June 30, 2001, we had on our balance sheet net goodwill in the amount of $2.2 billion, which represents approximately 41.4% of our total assets at such date. This goodwill is an intangible asset and represents the excess of the purchase price that we paid for acquired businesses over the estimated fair market value of the net assets of those businesses. If the fair value of the goodwill, determined in accordance with applicable accounting standards, were to fall below the recorded value shown on the balance sheet, we would be required to write off the excess goodwill. Any write-off would be treated as an expense and would adversely affect our operating results.

Disruptions in our information technology systems could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

    Our information technology systems facilitate our ability to monitor and control our operations and adjust to changing market conditions. Any disruptions in these systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations and adjust to changing market conditions.

We are exposed to various possible claims relating to our business, and our insurance may not fully protect us.

    We are exposed to various possible claims relating to our business. These possible claims include those relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our delivery and service personnel and (3) employment related claims. We carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully protect us for a number of reasons, including:

    . our coverage is subject to a deductible of $1.0 million and limited to a maximum of $98.0 million per occurrence;

    . we do not maintain coverage for environmental liability (other than legally required fuel storage tank coverage), since we believe that the cost for such coverage is high relative to the benefit that it provides; and

    . certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

If we are found liable for any significant claims that are not covered by insurance, our operating results could be adversely affected. We cannot be certain that insurance will continue to be available to us on economically reasonable terms, if at all.

We are subject to numerous environmental and safety regulations. If we are required to incur compliance or remediation costs that are not currently anticipated our operating results could be hurt.

    Our operations are subject to numerous laws governing environmental protection and occupational health and safety matters. These laws regulate such issues as wastewater, stormwater, solid and hazardous wastes and materials, and air quality. Under these laws, we may be liable for, among other things, (1) the costs of investigating and remediating contamination at our sites as well as sites to which we sent hazardous wastes for disposal or treatment regardless of fault and (2) fines and penalties for non-compliance. Our operations generally do not raise significant environmental risks, but we use hazardous materials to clean and maintain equipment, and dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from underground and above-ground storage tanks located at certain of our locations.

    Based on the conditions currently known to us, we do not believe that any pending or likely remediation and compliance costs will have a material adverse effect on our business. We cannot be certain, however, as to the potential financial impact on our business if new adverse environmental conditions are discovered or environmental and safety requirements become more stringent. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs.

    We have approximately 1,207 employees that are represented by unions and covered by collective bargaining agreements. If we should experience a prolonged labor dispute involving a significant number of our employees, our ability to serve our customers could be adversely affected. Furthermore, our labor costs could increase as a result of the settlement of actual or threatened labor disputes.

Our operations outside the United States are subject to the risks normally associated with international operations which could adversely affect our operating results.

   Our operations outside the United States are subject to the risks normally associated with international operations. These include (1) the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates, (2) the need to comply with foreign laws and (3) the possibility of political or economic instability in foreign countries.

Absence of dividends could reduce our attractiveness to investors.

    We have never paid any dividends on our common stock and have no plans to pay any such dividends in the foreseeable future. Furthermore, certain of the agreements governing our outstanding indebtedness prohibit us from paying dividends on our common stock or restrict our ability to pay such dividends. See "Dividend Policy." As a result, our stock may be less attractive to certain investors than the stock of dividend-paying companies.

Shares eligible for future sale could adversely affect the market price of our common stock.

    If our stockholders sell substantial amounts of our common stock (including shares issued upon exercise of warrants, options or convertible securities), the market price of our common stock could fall. Subject to certain lock-up agreements to be entered into by the selling stockholder and by our officers and directors in connection with the offering (as described under "Underwriting"), substantially all of the outstanding shares of our common stock may be sold in the public market.

Anti-takeover provisions in our charter and by-laws could limit our share price and deter a third party from acquiring our company.

    Certain provisions of our Certificate of Incorporation and By-laws, as well as applicable Delaware law, could make it difficult for a third party to acquire our company without the consent of the incumbent board. These provisions provide, among other things, that:

    . the directors of our company (other than directors elected by the holders of our outstanding preferred stock) are divided into three classes, with directors of each class serving for a staggered three-year period;

    . directors may be removed only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote;

    . stockholders may not act by written consent;

    . stockholder nominations and proposals may only be made if specified advance notice requirements are complied with;

    . stockholders are precluded from calling a special meeting of stockholders; and

    . the board of directors has the authority to issue shares of preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval.

    These provisions could:

    . have the effect of delaying, deferring or preventing a change of control that may be in the best interests of the stockholders and that the stockholders may favor;

    . discourage bids for our common stock at a premium over the market price;
      and

    . impede the ability of the holders of our common stock to change our management.

                                USE OF PROCEEDS

    United Rentals will not receive any proceeds from the sale of common stock in this offering by the selling stockholder.

                          PRICE RANGE OF COMMON STOCK

    Our common stock trades on the New York Stock Exchange under the symbol "URI." The following table sets forth, for the periods indicated, the high and low sales prices for the common stock, as reported by the New York Stock Exchange.

                                                        High   Low
                                                       ------ ------
           1999:
              First quarter........................... $35.69 $26.13
              Second quarter..........................  33.25  25.13
              Third quarter...........................  31.00  21.50
              Fourth quarter..........................  21.94  14.31

           2000:
              First quarter........................... $22.31 $13.44
              Second quarter..........................  19.94  13.00
              Third quarter...........................  24.19  17.00
              Fourth quarter..........................  24.31  11.69

           2001:
              First quarter........................... $19.73 $12.75
              Second quarter..........................  26.40  15.06
              Third quarter (through August 14, 2001).  26.00  22.10

    On August 14, 2001, the last reported sale price of the common stock as reported on the New York Stock Exchange was $23.45. As of August 14, 2001, there were approximately 331 holders of record of the common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of the common stock is held of record in broker "street name."

                                DIVIDEND POLICY

    We intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business and, accordingly, we currently have no plans to pay dividends on our common stock. The payment of any future dividends will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of certain agreements governing our outstanding indebtedness, we are prohibited or restricted from paying dividends on our common stock. In addition, under Delaware law, we are prohibited from paying any dividends unless we have capital surplus or net profits available for this purpose.

                                CAPITALIZATION

    The following table summarizes our capitalization as of June 30, 2001. You should read this table together with (1) the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (2) the consolidated financial statements of our company and the related notes which are included herein.

                                                                                As of June 30, 2001
                                                                               ---------------------
                                                                               (dollars in millions,
                                                                                except share data)
Cash and cash equivalents.....................................................        $   36
                                                                                      ======
Debt (including current portion):
   Revolving credit facility..................................................        $  333
   Term loan..................................................................           750
   Receivables securitization.................................................           212
   10 3/4% senior notes due 2008..............................................           450
   9 1/2% senior subordinated notes due 2008..................................           200
   8.8% senior subordinated notes due 2008....................................           201
   9 1/4% senior subordinated notes due 2009..................................           300
   9% senior subordinated notes due 2009......................................           250
   Other debt.................................................................            64
                                                                                      ------
       Total debt.............................................................         2,760
Company-obligated mandatorily redeemable convertible preferred securities of a
  subsidiary trust............................................................           300
Stockholders' equity:
   Preferred stock--$.01 par value, 5,000,000 shares authorized:
       Series A perpetual convertible preferred stock--$300 liquidation preference, 300,000 shares issued and outstanding....................
       Series B perpetual convertible preferred stock--$150 liquidation preference, 150,000 shares issued and outstanding....................
   Common stock--$.01 par value, 500,000,000 shares authorized,
     73,150,359 shares issued and outstanding(1)..............................             1
   Additional paid in capital.................................................         1,241
   Deferred compensation......................................................           (59)
   Retained earnings..........................................................           373
   Accumulated other comprehensive loss.......................................           (15)
                                                                                      ------
       Total stockholders' equity.............................................         1,541
                                                                                      ------
Total capitalization..........................................................        $4,601
                                                                                      ======

--------
(1) Does not include (i) 12,000,000 shares issuable upon conversion of the outstanding shares of Series A Perpetual Convertible Preferred Stock, which provide for a conversion price of $25 per share, (ii) 5,000,000 shares issuable upon conversion of the outstanding shares of Series B Perpetual Convertible Preferred Stock, which provide for a conversion price of $30 per share, (iii) 6,875,580 shares issuable upon conversion of the outstanding preferred securities of a subsidiary trust, which provide for a conversion price of $43.625 per share, (iv) 6,808,581 shares issuable upon the exercise of outstanding warrants, which provide for a weighted average exercise price of $11.83 per share, (v) 16,546,567 shares issuable upon the exercise of outstanding options, which provide for a weighted average exercise price of $20.29 per share, and (vi) 232,586 shares issuable upon conversion of outstanding debt of United Rentals, which provide for a weighted average conversion price of $33.25 per share.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The tables below present selected financial information for our company. You should read this information together with (1) the information set forth under "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (2) the consolidated financial statements of our company and the related notes which are included herein.

    The balance sheet data presented below as of December 31, 2000 and 1999 and the income statement data for the years ended December 31, 2000, 1999 and 1998 are derived from our audited consolidated financial statements which are included herein. The balance sheet data presented below as of December 31, 1998, 1997 and 1996 and the income statement data for the years ended December 31, 1997 and 1996 are derived from audited consolidated financial statements of our company which are not included or incorporated by reference in this prospectus. The balance sheet data presented below as of June 30, 2001 and the income statement data for the six-month periods ended June 30, 2001 and 2000 are derived from our unaudited consolidated financial statements which are included herein.

    Certain of our acquisitions were accounted for as purchases and certain acquisitions were accounted for as poolings-of-interests, including our September 1998 merger with U.S. Rentals, Inc. For further information concerning the accounting for these acquisitions, see (1) note 3 to the audited consolidated financial statements of our company included herein and (2) note 2 to the unaudited consolidated financial statements of our company included herein.

                  Selected Consolidated Financial Information

                                                                                                Six Months
                                                                                                   Ended
                                                                 Year Ended December 31,         June 30,
                                                           ----------------------------------  -------------
                                                           1996  1997    1998    1999   2000    2000   2001
                                                           ----- -----  ------  ------ ------  ------ ------
                                                             (dollars in millions, except per share data)
Income statement data:
Total revenues............................................ $ 354 $ 490  $1,220  $2,234 $2,919  $1,309 $1,387
Total cost of operations..................................   241   341     797   1,409  1,830     831    898
                                                           ----- -----  ------  ------ ------  ------ ------
Gross profit..............................................   113   149     423     825  1,089     478    489
Selling, general and administrative expenses..............    55    71     196     353    454     211    222
Merger-related expenses...................................                  47
Restructuring charge......................................                                                29
Non-rental depreciation and amortization..................     9    13      35      63     87      41     53
Termination cost of deferred compensation agreements......          20
                                                           ----- -----  ------  ------ ------  ------ ------
Operating income..........................................    49    45     145     409    548     226    185
Interest expense..........................................    11    12      64     140    229     106    115
Preferred dividends of a subsidiary trust.................                   8      20     20      10     10
Other (income) expense, net...............................          (2)     (5)      7     (2)             7
                                                           ----- -----  ------  ------ ------  ------ ------
Income before provision for income taxes and extraordinary
 items....................................................    38    35      78     242    301     110     53
Provision for income taxes................................          30      44      99    125      45     25
                                                           ----- -----  ------  ------ ------  ------ ------
Income before extraordinary items.........................    38     5      34     143    176      65     28
Extraordinary items, net(1)...............................           1      21                            11
                                                           ----- -----  ------  ------ ------  ------ ------
Net income(2)............................................. $  38 $   4  $   13  $  143 $  176  $   65 $   17
                                                           ===== =====  ======  ====== ======  ====== ======
Pro forma provision for income taxes before extraordinary
 items(3)................................................. $  15 $  14  $   44
Pro forma income before extraordinary items(2)............    23    21      34
Basic earnings per share before extraordinary items....... $1.67 $0.12  $ 0.53  $ 2.00 $ 2.48  $ 0.90 $ 0.40
Diluted earnings per share before extraordinary items..... $1.67 $0.11  $ 0.48  $ 1.53 $ 1.89  $ 0.70 $ 0.31
Basic earnings per share(2)............................... $1.67 $0.08  $ 0.20  $ 2.00 $ 2.48  $ 0.90 $ 0.24
Diluted earnings per share(2)............................. $1.67 $0.08  $ 0.18  $ 1.53 $ 1.89  $ 0.70 $ 0.18

                                                           As of December 31,
                                                     ------------------------------     As of
                                                     1996 1997  1998   1999   2000  June 30, 2001
                                                     ---- ---- ------ ------ ------ -------------
                                                                (dollars in millions)
Balance sheet data:
Cash and cash equivalents........................... $  3 $ 72 $   20 $   24 $   34    $   36
Rental equipment, net...............................  235  461  1,143  1,660  1,733     1,851
Goodwill, net(4)....................................    1   74    922  1,853  2,216     2,200
Total assets........................................  381  826  2,635  4,498  5,124     5,315
Total debt..........................................  214  265  1,315  2,266  2,675     2,760
Company-obligated mandatorily redeemable convertible
 preferred securities of a subsidiary trust.........              300    300    300       300
Stockholders' equity................................  105  446    726  1,397  1,546     1,541

--------
(1)The charge in 1997 resulted from the prepayment of debt by U.S. Rentals. The charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals. The charge in 2001 resulted from the refinancing of certain debt and primarily reflected the write-off of deferred financing fees.
(2)Our earnings during 1997 were impacted by $20.3 million ($0.40 per diluted share) of expenses related to the termination of certain deferred compensation expenses in connection with U.S. Rentals' initial public offering, a $7.5 million ($0.15 per diluted share) charge to recognize deferred tax liabilities of U.S. Rentals and an extraordinary item (net of income taxes) of $1.5 million ($0.03 per diluted share). Our earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of taxes or $0.45 per diluted share), a $4.8 million ($0.07 per diluted share) charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item (net of income taxes) of $21.3 million ($0.30 per diluted share). Our earnings during 1999 were impacted by $18.2 million ($10.8 million net of taxes or $0.12 per diluted share) of expenses related to a terminated tender offer. Our earnings during 2001 were impacted by a restructuring charge of $28.9 million ($19.2 million net of taxes or $0.20 per diluted share), a $7.8 million ($5.2 million net of taxes or $0.06 per diluted share) charge, recorded in other expense, relating to refinancing costs of a synthetic lease, and an extraordinary item (net of income taxes) of $11.3 million ($0.13 per diluted share).

(3)U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and another company that we acquired in a pooling-of-interests transaction was taxed as a Subchapter S Corporation until being acquired by us in 1998. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma provisions for income taxes before extraordinary items and pro forma income before extraordinary items reflect a provision for income taxes as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.
(4)Goodwill is defined as the excess of cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over forty years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

    The following discussion should be read in conjunction with the consolidated financial statements of our company and the related notes which are included herein.

General

    We primarily derive revenues from the following sources: (i) equipment rental (including additional fees that may be charged for equipment delivery, fuel, repair of rental equipment, and damage waivers), (ii) the sale of used rental equipment, (iii) the sale of new equipment and (iv) the sale of related merchandise and parts and other revenue.

    Cost of operations consists primarily of depreciation costs associated with rental equipment, the cost of repairing and maintaining rental equipment, the cost of rental equipment and equipment and other merchandise sold, personnel costs, occupancy costs and supplies.

    We record rental equipment expenditures at cost and depreciate equipment using the straight-line method over the estimated useful life (which ranges from 2 to 10 years), after giving effect to an estimated salvage value of 0% to 10% of cost.

    Selling, general and administrative expenses primarily include sales commissions, advertising and marketing expenses, management salaries, and clerical and administrative overhead.

    Non-rental depreciation and amortization includes (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements, (ii) the amortization of deferred financing costs and
(iii) the amortization of intangible assets. Our intangible assets include non-compete agreements and goodwill, which represents the excess of the purchase price of acquired companies over the estimated fair market value of the net assets acquired.

Accounting For Acquisitions

    We commenced operations in October 1997 and have completed 247 acquisitions, including a merger with U.S. Rentals, Inc., which was completed in September 1998. We accounted for three of these acquisitions (including the U.S. Rentals merger) as "poolings-of-interests," which means that for accounting and financial reporting purposes the acquired company is treated as having been combined with us at all time since the inception of the acquired company. Accordingly, we have restated our financial statements to include the accounts of two of the companies acquired in these pooling-of-interest transactions (but have not restated our financial statements for the third transaction, which was not material and which has been combined with us effective July 1, 1998). For additional information concerning this restatement, see note 3 to our audited consolidated financial statements included herein. We accounted for our other acquisitions as "purchases," which means that the results of operations of the acquired company are included in our financial statements only from the date of acquisition. In view of the fact that our operating results for 2001, 2000, 1999 and 1998 were affected by acquisitions that were accounted for as purchases, we believe that our results for these periods are not directly comparable.

Restructuring Plan

    We have adopted a restructuring plan involving the following principal elements: (i) 31 underperforming branches are being closed or consolidated with other locations (comprised of 18 closed or consolidated as of June 30, 2001 and 13 that will be closed or consolidated by December 31, 2001); (ii) five administrative offices are being closed or consolidated with other locations; (iii) our workforce is being reduced by 489 through the termination of branch and administrative personnel (including 437 terminated as of June 30, 2001) and (iv) certain information technology hardware and software will no longer be used.


    The aggregate annual revenues from the 31 branches that are being eliminated amounted to approximately $82.0 million. We expect that we will retain approximately $56 million of this revenue by shifting the business of some of the closed branches to other locations. We estimate that we will realize annual cost savings from the branch closures of approximately $33 million.

    We recorded, in the second quarter of 2001, a restructuring charge of approximately $28.9 million relating to the restructuring plan described above. This charge is comprised of a non-cash charge in the amount of $10.9 million and cash expenses in the amount of $18.0 million. We paid approximately $3.2 million of these cash expenses in the second quarter of 2001. We expect to pay the balance of these cash expenses as follows: approximately $8.6 million during the balance of 2001 and approximately $6.2 million in subsequent periods.


    The restructuring charge includes: (1) the cost of vacating facilities, primarily the payment of obligations under leases offset by estimated sublease opportunities ($9.9 million), the write-off of capital improvements made to such facilities ($2.8 million) and the write-off of related goodwill ($5.6 million); (2) workforce reduction costs, primarily severance, and (3) information technology costs comprised of the abandonment of certain information technology projects ($2.5 million) and the payment of obligations under equipment leases relating to such projects ($2.5 million). The table below provides certain information concerning the restructuring charge:


                                                        Activity
                                                Amount  through  Balance
                                                  of    June 30, June 30,
          Components of Restructuring Charge    Charge  2001(1)  2001(2)
          ----------------------------------    ------- -------- --------
           Cost to vacate facilities........... $18,291 $ 9,779  $ 8,512
           Workforce reduction costs...........   5,666   1,296    4,370
          Information technology costs.........   4,965   3,042    1,923

                                                ------- -------  -------
               Total........................... $28,922 $14,117  $14,805
                                                ======= =======  =======

--------
    (1)Represents the non-cash component of the charge plus the cash component that was paid through June 30, 2001.
    (2)Represents the portion of the cash component of the charge that had not been paid as of June 30, 2001.

Debt Refinancing and Extraordinary Item

    We refinanced an aggregate of $1,695.7 million of indebtedness and other obligations in April 2001, as described under "--Liquidity and Capital Resources--Information Concerning Recent Financing Transactions." We recorded the following charges relating to this refinancing in the second quarter of 2001: (i) a pre-tax extraordinary charge of $18.1 million ($11.3 million, net of tax) that relates to the refinancing of indebtedness and primarily reflects the write-off of deferred financing fees and (ii) a pre-tax charge of $7.8 million ($5.2 million, net of tax) that is recorded in other (income) expense, net, and relates to the refinancing of a synthetic lease.

Results of Operations

  Six Months Ended June 30, 2001 and 2000

    Revenues. Total revenues for the six months ended June 30, 2001 were $1,387.1 million, representing an increase of 6.0% over total revenues of $1,308.9 million for the six months ended June 30, 2000. Our revenues during these periods were attributable to the following sources:

    . Revenues from Equipment Rentals. These revenues were $1,043.8 million in the first six months of 2001, representing an increase of 14.5% from $911.6 million in the first six months of 2000. These revenues accounted for 75.3% of our total revenues in the first six months of 2001 compared with 69.6% of our total revenues in first six months of 2000. The 14.5% increase in these revenues in the first six months of 2001 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 8.0 percentage points, 7.9 percentage points of which related to increases in the volume of transactions and utilization rates, offset by 0.1 percentage points from price decreases) and (ii) new rental locations acquired through acquisitions and the opening of start-up locations, partially offset by locations sold or closed (which accounted for approximately 6.5 percentage points).


    . Revenues from the Sales of Rental Equipment. These revenues were $72.2 million in the first six months of 2001, representing a decrease of 53.4% from $155.2 million in the first six months of 2000. These revenues accounted for 5.2% of our total revenues in the first six months of 2001 compared with 11.9% of our total revenues in the first six months of 2000. The reduction in these revenues in 2001 reflects the fact that, as the economy softened, we reduced our budget for new equipment purchases in 2001 and slowed the rate at which we sell our used rental equipment. See "--Liquidity and Capital Resources--Certain Measures to Reduce Cash Requirements."

    . Revenues from the Sales of Equipment and Merchandise and Other Revenues. These revenues were $271.1 million in the first six months of 2001, representing an increase of 12.0% from $242.1 million in the first six months of 2000. These revenues accounted for 19.6% of our total revenues in the first six months of 2001 compared with 18.5% of our total revenues in the first six months of 2000. The 12.0% increase in sales of equipment and merchandise and other revenues was attributable to the increase in the volume of transactions.

    Gross Profit. Gross profit increased to $488.6 million in the six months ended June 30, 2001, from $477.8 million in the six months ended June 30, 2000. This increase primarily reflected the increase in revenues described above. Our gross profit margin by source of revenues in the six months ended June 30, 2001 and 2000 was: (i) equipment rental (36.9% in the six months ended June 30, 2001 and 39.0% in the six months ended June 30, 2000), (ii) sales of rental equipment (41.3% in the six months ended June 30, 2001 and 41.2% in the six months ended June 30, 2000) and (iii) sales of equipment and merchandise and other revenues (27.1% in the six months ended June 30, 2001 and 23.9% in the six months ended June 30, 2000).

    The decrease in the gross profit margin from rental revenues in the six months ended June 30, 2001, principally reflected the following factors. First, we had more traffic control equipment in 2001 than in 2000. This lowered our overall gross profit margin because (i) this equipment category generally produces losses during the first quarter due to seasonal factors and (ii) this equipment category generally produces lower gross profit margins than our other categories. Second, our cost of equipment rental increased in 2001 because more of our rental equipment was held by us under operating leases rather than being owned. The increase in the gross profit margin from sales of equipment and merchandise and other revenue in the six months ended June 30, 2001, primarily reflected the following: (i) lower costs resulting from our ongoing efforts to consolidate our suppliers and further capitalize on our purchasing power and
(ii) a shift in mix which resulted in more of our sales being attributable to higher margin areas such as providing services and selling parts.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") were $221.7 million, or 16.0% of total revenues, during the six months ended June 30, 2001 and $211.0 million, or 16.1% of total revenues, during the six months ended June 30, 2000. Although we have been implementing a number of measures to reduce SG&A, including reducing the number of administrative personnel, reducing discretionary expenditures and consolidating certain credit and collection facilities, SG&A as a percentage of total revenues only decreased very slightly in 2001. This principally reflects the fact that our revenues from the sales of rental equipment were down significantly in 2001 for the reasons described above. SG&A as a percentage of revenues, excluding revenues from the sale of rental equipment, decreased to 16.9% in the six months ended June 30, 2001 from 18.3% in the six months ended June 30, 2000.

    Restructuring Charge. We recorded a restructuring charge of $28.9 million in the six months ended June 30, 2001. See "--Restructuring Plan" for additional information.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $53.2 million, or 3.8% of total revenues, in the six months ended June 30, 2001 and $40.7 million, or 3.1% of total revenues, in the six months ended June 30, 2000. The increase in the dollar amount of non-rental depreciation and amortization in the first six months of 2001 primarily reflected (i) the amortization of goodwill attributable to acquisitions completed subsequent to the second quarter of 2000 and (ii) additional non-rental vehicles which have shorter useful lives.

    Interest Expense. Interest expense increased to $114.6 million in the six months ended June 30, 2001 from $106.2 million in the six months ended June 30, 2000. This increase primarily reflected an increase in the Company's indebtedness, principally to fund acquisitions.

    Preferred Dividends of a Subsidiary Trust. During the six months ended June 30, 2001 and 2000, preferred dividends of a subsidiary trust were $9.8 million.

    Other (Income) Expense. Other expense was $6.9 million in the six months ended June 30, 2001 compared with other income of $0.3 million in the six months ended June 30, 2000. The increase in other expense in the first six months of 2001 was primarily attributable to the $7.8 million charge we incurred relating to the refinancing costs of a synthetic lease as described under "--Debt Refinancing and Extraordinary Item."

    Income Taxes. Income taxes were $25.1 million, or an effective rate of 47.0%, in the six months ended June 30, 2001 compared to $45.8 million, or an effective rate of 41.5%, in the six months ended June 30, 2000. The increase in the effective rate in the first six months of 2001 was primarily attributable to the non-deductibility for income tax purposes of certain costs in the restructuring charge.

    Extraordinary Item. We recorded an extraordinary charge of $18.1 million ($11.3 million, net of tax) in the six months ended June 30, 2001. See "--Debt Refinancing and Extraordinary Item" for additional information.

Years Ended December 31, 2000 and 1999

    Revenues. Total revenues for 2000 were $2,918.9 million, representing an increase of 30.7% over total revenues of $2,233.6 million in 1999. Our revenues in 2000 and 1999 were attributable to: (i) equipment rental ($2,056.7 million, or 70.5% of revenues, in 2000 compared to $1,581.0 million, or 70.8% of revenues, in 1999), (ii) sales of rental equipment ($347.7 million, or 11.9% of revenues, in 2000 compared to $235.7 million, or 10.6% of revenues, in 1999) and (iii) sales of equipment and merchandise and other revenues ($514.5 million, or 17.6% of revenues, in 2000 compared to $416.9 million, or 18.7% of revenues, in 1999).

    The 30.7% increase in total revenues in 2000 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 12.9 percentage points, 10.9 percentage points of which related to increases in the volume of transactions and utilization rates and 2.0 percentage points of which related to price increases) and (ii) the net effect of new rental locations acquired through acquisitions and the opening of start-up locations partially offset by locations sold or closed (which accounted for approximately 17.8 percentage points). The increase in revenues at locations open more than one year primarily reflected (a) an increase in the volume of rental transactions, (b) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental and sales transactions and (c) an increase in the sale of used equipment.

    Gross Profit. Gross profit increased to $1,088.6 million in 2000 from $824.9 million in 1999. This increase in gross profit was primarily attributable to the increase in revenues described above. Our gross profit margin by source of revenue in 2000 and 1999 was: (i) equipment rental (39.9% in 2000 and 39.4% in 1999), (ii) sales of rental equipment (40.1% in 2000 and 42.0% in 1999) and (iii) sales of equipment and merchandise and other revenues (24.9% in 2000 and 24.6% in 1999). The increase in the gross profit margin from rental revenues in 2000 was primarily attributable to greater equipment utilization rates and to economies of scale. The decrease in the gross profit margin from the sales of rental equipment in 2000 reflected the sale of more late-model used equipment which generally generates lower gross profit margins than older equipment.

    Selling, General and Administrative Expenses. SG&A was $454.3 million, or 15.6% of total revenues, during 2000 and $352.6 million, or 15.8% of total revenues, during 1999. SG&A in 1999 included an $8.3 million charge primarily due to professional fees incurred in connection with a terminated tender offer. Excluding this charge, SG&A as a percentage of revenues was 15.4% in 1999.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $86.3 million, or 3.0% of total revenues, in 2000 and $62.9 million, or 2.8% of total revenues, in 1999.

    Interest Expense. Interest expense increased to $228.8 million in 2000 from $139.8 million in 1999. This increase primarily reflected (i) an increase in our indebtedness, principally to fund acquisitions, and (ii) an increase in the interest rates applicable to our variable rate debt.

    Preferred Dividends of a Subsidiary Trust. During 2000 and 1999, preferred dividends of a subsidiary trust were $19.5 million.

    Other (Income) Expense. Other income was $1.8 million in 2000 compared to $8.3 million of other expense in 1999. The other expense in 1999 was attributable to a $9.9 million charge that principally related to fees that we paid for a $2.0 billion financing commitment that was subsequently cancelled upon termination of a tender offer made by us in 1999.

    Income Taxes. Income taxes increased to $125.1 million, or an effective rate of 41.5%, in 2000 from $99.1 million, or an effective rate of 41.0%, in 1999.

Years Ended December 31, 1999 and 1998

    Revenues. Total revenues for 1999 were $2,233.6 million, representing an increase of 83.0% over total revenues in 1998 of $1,220.3 million. Our revenues in 1999 and 1998 were attributable to: (i) equipment rental ($1,581.0 million, or 70.8% of revenues, in 1999 compared to $895.5 million, or 73.4% of revenues, in 1998), (ii) sales of rental equipment ($235.7 million, or 10.6% of revenues, in 1999 compared to $119.6 million, or 9.8% of revenues, in 1998) and (iii) sales of equipment and merchandise and other revenues ($416.9 million, or 18.6% of revenues, in 1999 compared to $205.2 million, or 16.8% of revenues, in
1998).

    The 83.0% increase in total revenues in 1999 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 21.2 percentage points) and (ii) new rental locations acquired through acquisitions and the opening of start-up locations (which accounted for approximately 61.8 percentage points). The increase in revenues at locations open more than one year primarily reflected (a) an increase in the volume of rental transactions, (b) expansion of the product lines that we offer for sale,
(c) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental and sales transactions and (d) an increase in the sale of used equipment.

    Gross Profit. Gross profit increased to $824.9 million in 1999 from $423.4 million in 1998. This increase in gross profit was primarily attributable to the increase in revenues described above. Our gross profit margin by source of revenue in 1999 and 1998 was: (i) equipment rental (39.4% in 1999 and 36.3% in 1998), (ii) sales of rental equipment (42.0% in 1999 and 44.7% in 1998) and
(iii) sales of equipment and merchandise and other revenues (24.6% in 1999 and 22.0% in 1998). The increase in the gross profit margin from rental revenues in 1999 was primarily attributable to greater equipment utilization rates and to economies of scale. The decrease in the gross profit margin from the sales of rental equipment in 1999 primarily reflected a shift in mix towards the sale of more late-model used equipment which generally generates lower gross profit margins than older equipment. The increase in the gross profit margin from sales of equipment and merchandise and other revenue in 1999 primarily reflected the benefits of greater purchasing power.

    Selling, General and Administrative Expenses. SG&A was $352.6 million, or 15.8% of total revenues, during 1999 and $195.6 million, or 16.0% of total revenues, during 1998. SG&A in 1999 includes an $8.3 million charge primarily due to professional fees incurred in connection with a terminated tender offer. Excluding this charge, SG&A as a percentage of revenues decreased to 15.4% in 1999, primarily due to certain economies of scale relating to the increase in revenues described above.

    Merger-related Expenses. We incurred merger-related expenses in 1998 of $47.2 million ($33.2 million after-tax) in connection with three acquisitions completed by us in 1998 that were accounted for as poolings-of-interests. These expenses consisted of: (i) $18.5 million for investment banking, legal and accounting services and other merger costs, (ii) $14.5 million of expenses relating to the closing of duplicate facilities, (iii) $8.2 million for employee severance and related matters, (iv) $2.1 million for the write down of the computer systems acquired through our merger with U.S. Rentals and one of the other acquisitions accounted for as a pooling-of-interests and (v) $3.9 million in other expenses.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $62.9 million, or 2.8% of total revenues, in 1999 and $35.2 million, or 2.9% of total revenues, in 1998.

    Interest Expense. Interest expense increased to $139.8 million in 1999 from $64.2 million in 1998. This increase primarily reflected the fact that our indebtedness significantly increased in 1999, primarily to fund acquisitions.

    Preferred Dividends of a Subsidiary Trust. Preferred dividends of a subsidiary trust were $19.5 million in 1999 compared with $7.9 million in 1998.

    Other (Income) Expense. Other expense was $8.3 million in 1999 compared with other income of $4.9 million in 1998. The increase in other expense in 1999 primarily reflected a $9.9 million charge that principally related to fees paid by us for a $2.0 billion financing commitment that was subsequently cancelled upon termination of a tender offer.

    Income Taxes. Income taxes increased to $99.1 million, or an effective rate of 41.0%, in 1999 from $43.5 million, or an effective rate of 55.6%, in 1998. During 1998, our high effective tax rate reflected (i) the non-deductibility of $7.4 million for income tax purposes of certain merger-related expenses and
(ii) a $4.8 million charge to recognize deferred tax liabilities of an acquired business, which was a Subchapter S Corporation prior to being acquired by us.

    Extraordinary Item. We recorded an extraordinary charge of $35.6 million ($21.3 million net of taxes) in 1998. This charge was incurred in connection with the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals.

Liquidity and Capital Resources

Recent Financing Transactions

    In April 2001, we refinanced $1,695.7 million of our indebtedness and other obligations. In order to effect this refinancing, we:

    .   issued $450.0 million of 10 3/4% Senior Notes Due 2008;

    . obtained a new senior secured credit facility comprised of a $750.0 million term loan and a $750.0 million revolving credit facility;

    . made an initial draw under the new revolving credit facility in the amount of $525.0 million; and

    . used the proceeds from the notes, the new term loan and the initial draw under the new revolving credit facility to (i) permanently repay the outstanding balance under our old revolving credit facility ($476.0 million); (ii) repay outstanding term loans ($1,188.5 million) and
        (iii) repay an outstanding synthetic lease ($31.2 million).

In June 2001, we obtained an additional $112.0 million through the securitization of additional accounts receivable.

Certain Information Concerning Our Credit Facility

    Our revolving credit facility enables URI to borrow up to $750.0 million on a revolving basis and enables one of our Canadian subsidiaries to borrow up to $40.0 million (provided that the aggregate borrowings of URI and the Canadian subsidiary may not exceed $750.0 million). Up to $100.0 million of the revolving credit facility is available in the form of letters of credit. The revolving credit facility will mature and terminate on October 20, 2006.

    Borrowings under the revolving credit facility will, until October 20, 2001, accrue interest, at our option, at either (A) the ABR Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.00% or (B) an adjusted LIBOR rate plus a margin of 2.0%. From and after October 20, 2001, the above interest rate margins will be adjusted quarterly based on our funded debt to cash flow ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively. If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum.

    We are also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

Sources and Uses of Cash

    During the first six months of 2001, we (i) generated cash from operations of approximately $298.5 million, (ii) generated cash from the sale of rental equipment of approximately $72.2 million and (iii) obtained net proceeds from financing activities of approximately $9.2 million. We used cash during this period principally to (i) pay consideration for acquisitions and settle certain outstanding liabilities due to former owners of businesses that we acquired (approximately $37.8 million), (ii) purchase rental equipment (approximately $303.3 million), (iii) purchase other property and equipment (approximately $31.4 million) and (iv) purchase and retire shares of our outstanding common stock (approximately $24.8 million).

    During 2000, we (i) generated cash from operations of approximately $512.7 million, (ii) generated cash from the sale of rental equipment of approximately $347.7 million and (iii) obtained net proceeds from financing activities of approximately $468.1 million. We used cash during this period principally to
(i) pay consideration for acquisitions (approximately $347.3 million), (ii) purchase rental equipment (approximately $808.2 million), (iii) purchase other property and equipment (approximately $153.8 million) and (iv) purchase and retire shares of our outstanding common stock (approximately $31.0 million).

Certain Balance Sheet Changes

    Changes in the First Six Months of 2001. The increase in accounts receivable at June 30, 2001 compared to December 31, 2000 was attributable to the increase in revenues due to the seasonally stronger second quarter. The decrease in inventory at June 30, 2001 compared to December 31, 2000 primarily reflected increased sales during the second quarter of 2001. The increase in prepaid expenses and other assets at June 30, 2001 compared to December 31, 2000 was primarily attributable to payment of certain prepaid expenses during the first six months of 2001. The increase in accounts payable, deferred taxes and accrued expenses and other liabilities at June 30, 2001 compared to December 31, 2000 was primarily attributable to the increase in revenues in the second quarter of 2001.

    The increase in rental equipment at June 30, 2001 compared to December 31, 2000 primarily reflected our equipment purchases during the first six months of 2001. The increase in debt at June 30, 2001 compared to December 31, 2000 primarily reflected borrowings for acquisition related payments and equipment purchases during the first six months of 2001. The increase in additional paid-in capital at June 30, 2001 compared to December 31, 2000 was primarily attributable to the accounting for restricted shares that were issued during the second quarter of 2001.

    Changes in 2000. Our asset and liability accounts were all higher at December 31, 2000 than at December 31, 1999, other than accrued expenses and other liabilities which was lower. The general increase in our asset and liability accounts primarily reflected the acquisitions and the equipment purchases made that we made in 2000. The decrease in accrued expenses and other liabilities primarily reflected the refund of certain income tax payments.

    The decrease in additional paid-in capital at December 31, 2000 compared with December 31, 1999, primarily reflected the purchase and retirement of shares of our outstanding common stock offset in part by the issuance of common stock in connection with an acquisition.

Cash Requirements Related to Operations

    Our principal existing sources of cash are borrowings available under our revolving credit facility ($289.7 million available as of August 7, 2001) and cash generated from operations. Our cash generated from operations was approximately $298.5 million and $262.8 million in the first six months of 2001 and the first six months of 2000, respectively. The increase in 2001 primarily reflected the changes in our operating assets and liabilities discussed above under "--Certain Balance Sheet Changes." We believe that our existing sources of cash will be sufficient to support our existing operations over the next 12 months.

    We expect that our principal needs for cash relating to our existing operations over the next 12 months will be to fund (i) operating activities and working capital, (ii) the purchase of rental equipment and inventory items offered for sale, (iii) debt service and (iv) costs relating to the restructuring charge. We plan to fund such cash requirements relating to our existing operations from our existing sources of cash described above. In addition, we plan to seek additional financing through the securitization of certain of our accounts receivable and equipment.
    We estimate that equipment expenditures for the year 2001 will be approximately $400 million for our existing operations. These expenditures are comprised of approximately (i) $150 million of expenditures in order to replace rental equipment sold, (ii) $200 million of discretionary expenditures to increase the size of our rental fleet and (iii) $50 million of expenditures for the purchase of non-rental equipment. We expect that we will fund such expenditures from proceeds from the sale of used equipment, cash generated from operations and, if required, borrowings available under our revolving credit facility.

    While emphasizing internal growth, we may also continue to expand through a disciplined acquisition program. We expect to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that our existing sources of cash described above are not sufficient to fund such future acquisitions, we will require additional financing and, consequently, our indebtedness may increase as we implement our growth strategy. There can be no assurance, however, that any additional financing will be available or, if available, will be on terms that are satisfactory to us.

    The recent refinancing of $1,695.7 million of our indebtedness (described under "--Recent Financing Transactions") extended the maturities of a significant amount of our indebtedness. Based on the scheduled maturities of our current indebtedness, we are required to make principal payments of approximately $15.7 million over the next 12 months. We may also, at our option, make additional principal payments.

Certain Measures to Reduce Cash Requirements

    As the economy softened, we adopted a number of measures to further control costs and increase free cash flow. These include the restructuring plan discussed above under "--Restructuring Plan" and the measures described below.

    Reduce Equipment Purchases. We will purchase less new equipment in 2001 than in 2000 ($400 million budgeted for 2001 compared to approximately $962 million expended in 2000) and will reduce the rate at which we sell used equipment. The amount of the reduction will depend on future developments, including the economic outlook, conditions in the used equipment market and our equipment utilization rate. Based on current conditions, we estimate that our revenues from the sale of used equipment will be 50-75% lower in 2001 than in 2000.

    We estimate that the weighted average age of our rental fleet, which currently is approximately 29 months, will increase to approximately 32 months as a result of the planned reduction in the rate at which we purchase new equipment and sell used equipment. We believe that, because of the young age of our fleet, our business will not be adversely affected by this increase in average age.

    Continue to Consolidate Suppliers. We reduced the number of our primary equipment suppliers from 111 to 28 in 2000. This allowed us to lower our purchase costs by approximately $150 million in 2000 and should enable us to save additional amounts in 2001. We are currently in the process of similarly consolidating our merchandise suppliers.

    Other Cost-Cutting Measures. We are seeking to reduce costs in a number of other ways, including reducing administrative expenses, consolidating credit and collection centers, and streamlining advertising.

Relationship Between Holdings and URI

    United Rentals, Inc. ("Holdings") is principally a holding company and primarily conducts its operations through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings provides certain services to URI in connection with its operations. These services principally include: (i) senior management services, (ii) finance related services and support, (iii) information technology systems and support and (iv) acquisition related services. In addition, Holdings leases certain equipment and real property that are made available for use by URI and its subsidiaries. URI has made, and expects to continue to make, certain payments to Holdings in respect of the services provided by Holdings to URI. The expenses relating to URI's payments to Holdings are reflected on URI's financial statements as selling, general and administrative expenses. In addition, although not legally obligated to do so, URI has in the past, and expects that it will in the future, make distributions to Holdings to, among other things, enable Holdings to pay dividends on certain preferred securities (the "Trust Preferred Securities") that were issued by a subsidiary trust of Holdings in August 1998.

    The Trust Preferred Securities are the obligation of a subsidiary trust of Holdings and are not the obligation of URI. As a result, the dividends payable on these securities are reflected as an expense on the consolidated financial statements of Holdings, but are not reflected as an expense on the consolidated financial statements of URI. This is the principal reason why the net income reported on the consolidated financial statements of URI is higher than the net income reported on the consolidated financial statements of Holdings.

Fluctuations in Operating Results

    We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term. Certain of the general factors that may cause such fluctuations are discussed under "Risk Factors--Our operating results may fluctuate which could affect the trading value of our common stock."

    We are continually involved in the investigation and evaluation of potential acquisitions. In accordance with accounting principles generally accepted in the United States, we capitalize certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. Our policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that we determine will not be consummated. There can be no assurance that in future periods we will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect our results of operations.

    We will be required to incur significant start-up expenses in connection with establishing each start-up location. Such expenses may include, among others, pre-opening expenses related to setting up the facility, and expenses in connection with training employees, installing information systems and marketing. We expect that, in general, start-up locations will initially operate at a loss or at less than normalized profit levels. Consequently, the opening of a start-up location may negatively impact our margins until the location achieves normalized profitability.

    There may be a lag between the time that we purchase new equipment and begin to incur the related depreciation and interest expenses and the time that the equipment begins to generate revenues at normalized rates. As a result, the purchase of new equipment, particularly equipment purchased in connection with expanding and diversifying our rental equipment, may periodically reduce margins.

Seasonality

    Our business is seasonal with demand for our rental equipment tending to be lower in the winter months. The seasonality of our business has been heightened by our acquisition of businesses that specialize in renting traffic control equipment. These businesses tend to generate most of their revenues and profits in the second and third quarters of the year, slow down during the fourth quarter and operate at a loss during the first quarter.

Inflation

    Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Recently Issued Accounting Standards

    In June 1998, the FASB issued, and subsequently amended, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for us on January 1, 2001. Under SFAS No. 133, all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge.

    We occasionally use derivative financial instruments to manage our risk associated with fluctuations in interest rates on our debt. We currently have interest rate swap agreements that convert $200.0 million of our variable rate term loan to a fixed rate instrument through 2003. These swap agreements are designated as cash flow hedges and changes in the fair value of the hedges are recorded in other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction affects earnings. There is no ineffectiveness related to these hedges.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." This standard revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material effect on our consolidated financial position or results of operations.

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This standard addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. This standard is effective for all business combinations initiated after June 30, 2001.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This standard is effective for fiscal years beginning after December 15, 2001. However, this standard is immediately effective in cases where goodwill and intangible assets are acquired after June 30, 2001. Under this standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. We are currently evaluating the impact that SFAS No. 142 will have on our financial statements and will perform a fair value analysis of goodwill in connection with the adoption of this standard on January 1, 2002.

                                   BUSINESS

The Company

    United Rentals is the largest equipment rental company in North America with more than 740 locations in 47 states, seven Canadian provinces and Mexico. We offer for rent over 600 different types of equipment to customers that include construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others. In 2000, we served more than 1.2 million customers, completed over 8.4 million rental transactions and generated revenues and net income of $2.9 billion and $176.4 million, respectively.

    We have the largest fleet of rental equipment in the world, with over 500,000 units having an original purchase price of approximately $3.6 billion. Our fleet includes:

    . General construction and industrial equipment, such as backhoes, skid-steer loaders, forklifts, earth moving equipment, material handling equipment, compressors, pumps and generators;

    . Aerial work platforms, such as scissor lifts and boom lifts;

    . General tools and light equipment, such as power washers, water pumps, heaters and hand tools;

    . Traffic control equipment, such as barricades, cones, warning lights, message boards and pavement marking systems;

    . Trench safety equipment for below ground work, such as trench shields, aluminum hydraulic shoring systems, slide rails, crossing plates, construction lasers and line testing equipment; and

    . Special event equipment, such as large tents, light towers and power units used for sporting, corporate and other events.

    In addition to renting equipment, we sell used rental equipment, act as a dealer for new equipment and sell related merchandise, parts and service.

    We estimate that the U.S. equipment rental industry has grown from approximately $6.5 billion in annual rental revenues in 1990 to over $25 billion in 2000, representing a compound annual growth rate of approximately 14.5%. We believe that the principal driver of growth in the equipment rental industry, in addition to general economic expansion, has been the increasing recognition by equipment users of the many advantages that equipment rental may offer compared with ownership. They recognize that by renting they can:

    . avoid the large capital investment required for equipment purchases;

    . access a broad selection of equipment and select the equipment best suited for each particular job;

    . reduce storage and maintenance costs; and

    . access the latest technology without investing in new equipment.

    While the construction industry has to date been the principal user of rental equipment, industrial companies, utilities and others are increasingly using rental equipment for plant maintenance, plant turnarounds and other functions requiring the periodic use of equipment. The market for rental equipment is also benefiting from increased government funding for infrastructure projects, such as funding under the U.S. Transportation Equity Act for the 21st Century ("TEA-21") and the Aviation Investment and Reform Act for the 21st Century ("AIR-21"). TEA-21 earmarks $175 billion for highway construction and $42 billion for transit spending over the 1998-2003 fiscal period, a 40% increase over the prior six-year period. AIR-21 provides for $40 billion in construction spending over three years to support the FAA's airport improvement programs.

Competitive Advantages

    We believe that we benefit from the following competitive advantages:

    Large and Diverse Rental Fleet. Our rental fleet is the largest and most comprehensive in the industry, which allows us to:

    . attract customers by providing "one-stop" shopping;

    . serve a diverse customer base and reduce our dependence on any particular customer or group of customers; and

    . serve customers that require substantial quantities or wide varieties of equipment.

    Significant Purchasing Power. We purchase large amounts of equipment, merchandise and other items, which enables us to negotiate favorable pricing, warranty and other terms with our vendors. Our purchasing power is further increased by our ongoing efforts to consolidate our vendor base. For example, we reduced the number of our primary equipment suppliers from 111 to 28 in 2000. This reduction allowed us to lower our equipment purchase costs by approximately $150 million in 2000 and should enable us to save additional amounts in 2001. We expect to realize additional savings by consolidating our merchandise suppliers and negotiating more favorable warranty terms with key vendors.

    Operating Efficiencies. We generally group our branches into clusters of 10 to 30 locations that are in the same geographic area. Our information technology systems allow each branch to access all available equipment within a cluster. We believe that our cluster strategy produces significant operating efficiencies and increases equipment utilization by enabling us to: (1) market equipment through all branches within a cluster, (2) cross-market equipment specialties of different branches within each cluster and (3) reduce costs by consolidating functions that are common to our more than 740 branches, such as payroll, accounts payable and credit and collection, into 24 credit offices and three service centers. In the second quarter of 2001, approximately 10.7% of our rental revenue was attributable to equipment sharing among branches.

    Information Technology Systems. Our information technology systems facilitate our ability to make rapid and informed decisions, respond quickly to changing market conditions, and share equipment among branches. These systems allow: (1) management to obtain a wide range of operating and financial data,
(2) branch personnel to access and manage branch level data, such as customer requirements, equipment availability and maintenance histories, and (3) customers to access their accounts online. These systems promote equipment sharing among branches by enabling branch personnel to locate needed equipment within a geographic region, determine its closest location and arrange for its delivery to a customer's work site. We have an in-house team of approximately 100 information technology specialists that supports our systems and extends them to new locations.

    Geographic and Customer Diversity. We have more than 740 branches in 47 states, seven Canadian provinces and Mexico and served more than 1.2 million customers in 2000. Our customers are diverse, ranging from Fortune 500 companies to small companies and homeowners, and in 2000 our top ten customers accounted for approximately 2% of our revenues. We believe that our geographic and customer diversity provide us with many advantages including: (1) enabling us to better serve National Account customers with multiple locations, (2) helping us achieve favorable resale prices by allowing us to access used equipment resale markets across the country, (3) reducing our dependence on any particular customer and (4) reducing the impact that fluctuations in regional economic conditions have on our overall financial performance.

    National Account Program. Our National Account sales force is dedicated to establishing and expanding relationships with larger companies, particularly those with a national or multi-regional presence. We offer our National Account customers the benefits of a consistent level of service across North America and a single point of contact for all their equipment needs. Our National Account team includes 39 professionals serving over 1,500 National Account customers, including more than 130 new accounts added in the second quarter of 2001. We estimate our revenues from National Account customers will increase to approximately $400.0 million in 2001 from $245.0 million in 2000.

    Risk Management and Safety Programs. We place great emphasis on risk reduction and safety and believe that we have one of the most comprehensive risk management and safety programs in the industry. Our risk management department is staffed by 41 experienced professionals and is responsible for implementing our safety programs and procedures, developing our employee and customer training programs and managing any claims against us.

    Experienced Senior Management. Our senior management team is comprised of executives with proven track records. Our management team includes Bradley S. Jacobs, John N. Milne and Michael J. Nolan, who together with others founded our company in September 1997, and Wayland R. Hicks who joined them shortly thereafter. Prior to the founding of our company, Mr. Jacobs served as the Chairman and Chief Executive Officer of United Waste Systems, Inc., which he founded in 1989, and Messrs. Milne and Nolan served as members of the United Waste senior management team for periods of seven and six years, respectively. United Waste was sold in August 1997 and, at the time, was the sixth largest provider of integrated, non-hazardous solid waste management services in the United States. Mr. Hicks, prior to joining our company, held senior executive positions at Xerox Corporation, where he worked for 28 years, including Executive Vice President, Corporate Operations and Executive Vice President, Corporate Marketing and Customer Support Operations. Mr. Hicks also served as Vice Chairman and Chief Executive Officer of Nextel Communications Corp. (1994-1995).

    Strong and Motivated Branch Management. Each of our branches has a full-time branch manager who is supervised by one of our 63 district managers and nine regional vice presidents. We believe that our managers are among the most knowledgeable and experienced in the industry, and we empower them--within budgetary guidelines--to make day-to-day decisions concerning staffing, pricing, equipment purchasing and other branch matters. Management closely tracks branch, district and regional performance with extensive systems and controls, including performance benchmarks and detailed monthly operating reviews. We promote equipment sharing among branches by linking the compensation of branch managers and other personnel to their branch's financial performance and return on assets.



Strategy

    We have established the following key business strategies:

    Enhance Industry Leadership Position. We intend to use our extensive fleet, broad geographic coverage, advanced information technology systems and depth of experience of our senior and branch management to generate further growth and increase our market share by:

    . actively managing the composition and size of our fleet to meet customer needs and respond to local demand;

    . promoting equipment sharing and cross-marketing of equipment specialties among branches in geographic regions;

    . focusing on providing outstanding customer service and support;

    . marketing our services to existing and potential National Account customers that can benefit from our ability to provide a broad selection of equipment and a consistently high level of service throughout North America;

    . marketing our extensive fleet of specialized lines of equipment, including (1) aerial work platforms for use in large projects requiring significant amounts of equipment for extended periods of time, (2) traffic control equipment for use in infrastructure projects and (3) trench safety equipment required for use in below ground work in order to comply with government worker safety standards; and

    . training our sales force and branch personnel in value-added sales techniques to achieve customer satisfaction and maximize the value of each transaction.

    Maintain Disciplined Approach to Growth Through New Branches and Acquisitions. We intend to continue to selectively open new branches and make acquisitions that will expand our geographic reach, enhance our operating efficiency and increase our market share. In seeking acquisition candidates, we generally focus on those that will have the potential to be immediately accretive to earnings.



Products and Services

    We offer for rent a wide variety of equipment to customers that include construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others. We also sell used equipment, act as a dealer for many types of new equipment, and sell related merchandise, parts and service. In addition, we have a subsidiary that develops and markets software for use by equipment rental companies in managing and operating multiple branch locations.

    For financial information concerning our foreign and domestic operations, see note 14 of the notes to our audited consolidated financial statements included herein.

Equipment Rental

    We offer for rent over 600 different types of equipment on a daily, weekly or monthly basis. The types of equipment that we offer include general construction and industrial equipment; aerial work platforms; traffic control equipment; trench safety equipment; equipment for sporting, corporate and other special events; and general tools and light equipment. In 2000, our average rental period was approximately six days, and the average value per rental transaction was $209.

    Our equipment rental fleet is the largest in the world and is also one of the newest and best maintained. Our fleet includes over 500,000 units and has an original purchase price of approximately $3.6 billion and a weighted average age of approximately 29 months. We estimate that (i) aerial work platforms accounted for approximately 24% of our equipment rental revenues in 2000, (ii) earth moving equipment accounted for approximately 13% of such revenues and
(iii) forklifts accounted for approximately 10% of such revenues.

    We vary our equipment mix from branch to branch in response to local market conditions and customer requirements. Most of our branches offer a general mix of equipment, while some specialize in specific equipment categories such as aerial work platforms or traffic control equipment.

Used Equipment Sales

    In order to maintain a modern fleet and optimize our equipment mix, we routinely sell used rental equipment and invest in new equipment. We have generally been able to obtain favorable sales prices due to our comprehensive maintenance program and our national sales force that can access many resale markets across North America.

    We principally sell used equipment through our sales force and our web site (www.unitedrentals.com) which includes an online database of used equipment available for sale. We also sell our used equipment to used equipment dealers and through public auctions. In addition, we sometimes trade in used equipment to our vendors when we buy new equipment.

New Equipment Sales

    We are a dealer for many leading equipment manufacturers. These manufacturers include Genie Industries, Inc., JLG Industries, Inc., and SkyJack, Inc. (aerial lifts); Multiquip, Inc. (compaction equipment, generators, pumps and concrete equipment); Bomag and Wacker (compaction equipment); Sullair Corporation (compressors); Skytrack and Lull (rough terrain reach forklifts); Scattrack (skid-steer loaders and mini-excavators); Terex Corporation (off-road dump trucks and telehandlers); and Honda USA (pumps and generators). Typically, dealership agreements do not have a specific term and may be terminated at any time. The type of new equipment that we sell varies by location.

Related Merchandise, Parts and Other Services

    At most of our locations, we sell equipment parts and a variety of supplies and merchandise that may be used with our rental equipment, such as saw blades, fasteners, drill bits, hard hats, gloves and other safety equipment. At some of our branches, we also offer repair and maintenance services for equipment that is owned by our customers.

Our Rentalman(TM) Software

    We have a subsidiary that develops and markets software for use by equipment rental companies in managing and operating multiple branch locations. Seven of the ten largest equipment rental companies, including United Rentals, use the Rentalman(TM) software package developed by our subsidiary.

Customers

    Our customer base is highly diversified and ranges from Fortune 500 companies to small businesses and homeowners. No single customer accounted for more than 0.5% of our revenues during 2000 and our top 10 customers accounted for approximately 2% of our revenues in 2000.

    Our customer base varies by branch and is determined by several factors, including the equipment mix and marketing focus of the particular branch and the business composition of the local economy. Our customers include:

    . construction companies that use equipment for building and renovating commercial buildings, warehouses, industrial and manufacturing plants, office parks, airports, residential developments and other facilities;

    . industrial companies--such as manufacturers, chemical companies, paper mills, railroads, ship builders and utilities--that use equipment for plant maintenance, upgrades, expansion and construction;

    . municipalities that require equipment for a variety of purposes, such as traffic control and highway construction and maintenance;

    . sponsors of sporting, corporate, entertainment and other large special events--including events such as the Super Bowl, the U.S. Open Golf Championship, the NASCAR Brickyard 400, the PGA Championship, the Ryder Cup, concerts and charity events; and

    . homeowners and other individuals that use equipment for projects that range from simple repairs to major renovations.

Sales and Marketing

    We market our products and services through multiple channels as described below.

    Sales Force. As of August 10, 2001, we had a total of 2,528 salespeople, including 1,190 store-based customer service representatives and 1,338 field-based salespeople. Our sales force calls on existing and potential customers and assists our customers in planning for their equipment needs.

    National Account Program. Our National Account sales force is dedicated to establishing and expanding relationships with large customers, particularly those with a national or multi-regional presence. The National Account team closely coordinates its efforts with the local sales force in each area. Our National Account team currently includes 39 sales professionals.

    E-Rental Store(TM). Our customers can rent or buy equipment online 24 hours a day seven days a week at our E-Rental Store(TM), which is part of our web site. Our customers can also use our URdata(TM) application to access up-to-the-minute reports on their business activity with us.

    Advertising. We promote our business through local and national advertising in various media, including trade publications, yellow pages, the Internet and direct mail. We also regularly participate in industry trade shows and conferences and sponsor a variety of local promotional events.

Suppliers

    We have been making ongoing efforts to consolidate our vendor base in order to further increase our purchasing power. We estimate that our largest supplier accounted for approximately 24% of our equipment purchases in 2000, and that our top 10 largest suppliers accounted for approximately 73% of our equipment purchases during that period. We believe that we have alternative sources of supply for each of our material equipment categories.

Information Technology Systems

    We have advanced information technology systems which facilitate rapid and informed decision making and enable us to respond quickly to changing market conditions. Each branch is equipped with one or more workstations that are electronically linked to our other locations and to our AS/400 system located at our data center. All rental transactions are entered at these workstations and processed on a real-time basis. Personnel at each location are able to access the system 24 hours a day in order to determine equipment availability and monitor business activity on a real-time basis. They can also obtain customized reports on a wide range of operating and financial data, including equipment utilization, rental rate trends, maintenance histories and customer transaction histories.

    Our information technology systems and our web site are supported by our in-house group of approximately 100 information technology specialists. This group trains our personnel at the branch location; upgrades and customizes our systems; provides hardware and technology support; operates a support desk to assist branch personnel in the day-to-day use of the systems; extends the systems to newly acquired locations; and manages our web site.

Competition

    The equipment rental industry is highly fragmented and competitive. Our competitors primarily include small, independent businesses with one or two rental locations; regional competitors which operate in one or more states; public companies or divisions of public companies; and equipment vendors and dealers who both sell and rent equipment directly to customers. We believe that, in general, large companies enjoy significant competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand. For additional information, see "--Competitive Advantages."

Properties

    As of June 30, 2001, we operated 742 branch locations. Of these locations, 658 were in the United States, 83 were in Canada and one was in Mexico. The number of locations in each state or province is shown below.

      United States

           .Alabama (12)     .Louisiana (8)       .North Dakota (10)
           .Alaska (5)       .Maine (2)           .Ohio (13)
           .Arizona (20)     .Maryland (18)       .Oklahoma (3)
           .Arkansas (3)     .Massachusetts (12)  .Oregon (26)
           .California (111) .Michigan (6)        .Pennsylvania (15)
           .Colorado (18)    .Minnesota (12)      .Rhode Island (2)
           .Connecticut (10) .Mississippi (2)     .South Carolina (9)
           .Delaware (5)     .Missouri (9)        .South Dakota (10)
           .Florida (35)     .Montana (1)         .Tennessee (10)
           .Georgia (22)     .Nebraska (6)        .Texas (52)
           .Idaho (2)        .Nevada (15)         .Utah (9)
           .Illinois (17)    .New Hampshire (2)   .Virginia (12)
           .Indiana (16)     .New Jersey (9)      .Washington (28)
           .Iowa (14)        .New Mexico (5)      .Wisconsin (8)
           .Kansas (6)       .New York (18)       .Wyoming (2)
           .Kentucky (7)     .North Carolina (21)

              Canada                 Mexico
              .Alberta (2)           .Nuevo Leon, Monterrey (1)
              .British Columbia (17)
              .Manitoba (3)
              .Newfoundland (9)
              .Ontario (38)
              .Quebec (12)
              .Saskatchewan (2)

    Our branch locations generally include facilities for displaying equipment and, depending on the location, may include separate equipment service areas and storage areas.

    We own 91 of our rental locations and lease the other locations. Our leases provide for varying terms and include 76 leases that are renewable on a month-to-month basis and 54 leases without renewal options that provide for a remaining term of less than one year.

    We maintain a fleet of approximately 13,370 vehicles that are used for delivery, maintenance and sales functions. We own a portion of this fleet and lease the remainder.

    Our corporate headquarters are located in Greenwich, Connecticut, where we occupy approximately 40,000 square feet under a lease for approximately 12,000 square feet that extends until 2003 and a lease for approximately 28,000 square feet that extends until 2004 (subject to a two-year renewal option).

Environmental and Safety Regulations

    Our operations are subject to numerous laws governing environmental protection and occupational health and safety matters. These laws regulate such issues as wastewater, stormwater, solid and hazardous wastes and materials, and air quality. Under these laws, we may be liable for, among other things, (1) the costs of investigating and remediating contamination at our sites as well as sites to which we sent hazardous wastes for disposal or treatment regardless of fault and (2) fines and penalties for non-compliance. Our operations generally do not raise significant environmental risks, but we use hazardous materials to clean and maintain equipment, and dispose of solid and hazardous waste and wastewater from equipment washing, and store and dispense petroleum products from underground and above-ground storage tanks located at certain of our locations.

    Based on the conditions currently known to us, we do not believe that any pending or likely remediation and compliance costs will have a material adverse effect on our business. We cannot be certain, however, as to the potential financial impact on our business if new adverse environmental conditions are discovered or environmental and safety requirements become more stringent. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

Employees

    As of August 10, 2001, we had 15,834 employees. Of these employees, 4,099 are salaried personnel and 11,735 are hourly personnel. Collective bargaining agreements relating to 66 separate locations cover approximately 1,207 of our employees. We believe our relations with our employees are satisfactory.

Legal Proceedings

    We are exposed to various possible claims relating to our business. These possible claims include those relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our delivery and service personnel and (3) employment related claims.

    We are currently party to various litigation matters involving ordinary and routine claims incidental to our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to such pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results of operations or cash flows.

                                  MANAGEMENT

Information Concerning Directors and Executive Officers

    The table below identifies, and provides certain information concerning, our directors and executive officers:


       Name         Age                Positions(1)
       ----         ---                ------------
Bradley S. Jacobs.. 45  Chairman, Chief Executive Officer and
                        Director
Wayland R. Hicks... 58  Vice Chairman, Chief Operating Officer and
                        Director
John N. Milne...... 42  Vice Chairman, President, Chief Acquisition
                        Officer, Secretary and Director
Michael J. Nolan... 40  Chief Financial Officer
Leon D. Black...... 50  Director(2)
Richard D. Colburn. 90  Director
Ronald M. DeFeo.... 49  Director
Michael S. Gross... 40  Director(2)
Richard J. Heckmann 57  Director
John S. McKinney... 47  Director
Gerald Tsai, Jr.... 72  Director
Timothy J. Tully... 37  Director
Christian M. Weyer. 76  Director

--------
(1) For information concerning the term served by directors, see "--Right of Holders of Series A Preferred to Elect Directors" and "--Classification of Directors."
(2) Messrs. Black and Gross were elected directors by the holders of the Series A Preferred. See "--Right of Holders of Series A Preferred to Elect Directors."

    Bradley S. Jacobs has been Chairman, Chief Executive Officer and a director of our company since its formation in September 1997. Mr. Jacobs founded United Waste Systems, Inc. and served as its Chairman and Chief Executive Officer from its inception in 1989 until the sale of the company in August 1997. From 1984 to July 1989, Mr. Jacobs was Chairman and Chief Operating Officer of Hamilton Resources Ltd., an international trading company, and from 1979 to 1983, he was Chief Executive Officer of Amerex Oil Associates, Inc., an oil brokerage firm that he co-founded.

    Wayland R. Hicks has been Chief Operating Officer of our company since November 1997 and a director since June 1998. He also served as President of our company during the period from November 1997 until September 1998, when he became Vice Chairman. Mr. Hicks previously held various senior executive positions at Xerox Corporation where he worked for 28 years (1966-1994). His positions at Xerox Corporation included Executive Vice President, Corporate Operations (1993-1994), Executive Vice President, Corporate Marketing and Customer Support Operations (1989-1993) and Executive Vice President, Engineering and Manufacturing--Xerox Business Products and Systems Group (1987-1989). Mr. Hicks also served as Vice Chairman and Chief Executive Officer of Nextel Communications Corp. (1994-1995) and as Chief Executive Officer and President of Indigo N.V. (1996-1997). He is also a director of Maytag Corporation.

    John N. Milne has been Vice Chairman, Chief Acquisition Officer and a director of our company since its formation in September 1997 and President since June 2001. Mr. Milne was Vice Chairman and Chief Acquisition Officer of United Waste Systems, Inc. from 1993 until August 1997 and held other senior executive positions at United Waste from 1990 until 1993. From September 1987 to March 1990, Mr. Milne was employed in the Corporate Finance Department of Drexel Burnham Lambert Incorporated.

    Michael J. Nolan has been Chief Financial Officer of our company since its formation in September 1997. Mr. Nolan served as the Chief Financial Officer of United Waste Systems, Inc. from February 1994 until August 1997. He served in other finance positions at United Waste from November 1991 until February 1994, including Vice President, Finance, from October 1992 to February 1994. From 1985 until November 1991, Mr. Nolan held various positions at the accounting firm of Ernst & Young, including senior audit manager.

    Leon D. Black became a director of our company in January 1999. Mr. Black is one of the founding principals of Apollo Advisors, L.P. (which was established in August 1990 and which, together with its affiliates, acts as the managing general partner of several private securities investment funds) and Apollo Real Estate Advisors, L.P. (which, together with its affiliates, acts as the managing general partner of several real estate investment funds). Mr. Black is also a director of Samsonite Corporation, Sequa Corporation, Allied Waste Industries, Inc., Wyndham International, Inc., and Vail Resorts, Inc. He also serves as a trustee of The Museum of Modern Art, Mount Sinai--NYU Medical Center, Lincoln Center for the Performing Arts, Vail Valley Foundation, The Metropolitan Museum of Art, The Jewish Museum, Cardozo Law School, Spence School, Prep for Prep and The Asia Society.

    Richard D. Colburn became a director of our company in September 1998 following the merger of our company with U.S. Rentals. Mr. Colburn was Chairman and sole shareholder of U.S. Rentals for 22 years. Mr. Colburn is a private investor.

    Ronald M. DeFeo has been a director of our company since October 1997. Mr. DeFeo is the Chairman, Chief Executive Officer, President and a director of Terex Corporation, a leading global provider of equipment for the manufacturing, mining and construction industries. Mr. DeFeo joined Terex in 1992 as President of the Terex heavy equipment group and was appointed President and Chief Operating Officer in 1993 and Chief Executive Officer in 1995. From 1984 to 1992, Mr. DeFeo held various management positions at Tenneco, Inc., including Senior Vice President and Managing Director of Case Europe.

    Michael S. Gross became a director of our company in January 1999. Mr. Gross is one of the founding principals of Apollo Advisors, L.P. (which was established in August 1990 and which, together with its affiliates, acts as the managing general partner of several private securities investment funds). Mr. Gross is also a director of Allied Waste Industries, Inc., Breuner's Home Furnishings Corp., Clark Enterprises, Inc., Converse, Inc., Encompass Services Corporation, Florsheim Group, Inc., Pacer International Inc., Rare Medium Group, Inc., and Saks Incorporated. Mr. Gross is a founding member, and serves on the executive committee, of Youth Renewal Fund and is the Chairman of the Board of the Mt. Sinai Children's Center Foundation.

    Richard J. Heckmann has been a director of our company since October 1997. Mr. Heckmann has served since September 1999 as Chairman of Vivendi Water, the water products group of Vivendi S.A., a worldwide utility and communications company. Mr. Heckmann joined Vivendi following Vivendi's acquisition in April 1999 of United States Filter Corporation, a leading global provider of industrial and commercial water and wastewater treatment systems and services. Mr. Heckmann was Chairman, President and Chief Executive Officer of United States Filter Corporation from 1990 until its acquisition by Vivendi. Mr. Heckmann is also a director of Vivendi Environmental Corp., K2 Inc. and Philadelphia Suburban Corporation.

    John S. McKinney became a director of our company in September 1998 following the merger of our company with U.S. Rentals. He also served as Vice President of our company until the end of 2000. Mr. McKinney served as Chief Financial Officer of U.S. Rentals from 1990 until the merger and as Controller of U.S. Rentals from 1988 until 1990. Prior to joining U.S. Rentals, Mr. McKinney held various positions at Iomega Corporation, including Assistant Controller, and at the accounting firm of Arthur Andersen & Co.

    Gerald Tsai, Jr. has been a director of our company since December 1997. Mr. Tsai served as Chairman, Chief Executive Officer and President of Delta Life Corporation, an insurance company, from 1993 until the sale of the company in October 1997. Mr. Tsai was Chairman of the Executive Committee of the Board of Directors of Primerica Corporation, a diversified financial services company, from December 1988 until April 1991, and served as Chief Executive Officer of Primerica Corporation from April 1986 until December 1988. Mr. Tsai is currently a private investor and serves as a director of IPnetwork, Inc., Saks Incorporated, Satmark Media Group, Sequa Corporation, Triarc Companies, Inc. and Zenith National Insurance Corp. He also serves as a trustee of Boston University, Mount Sinai-NYU Medical Center and NYU School of Medicine Foundation Board.

    Timothy J. Tully became a director of our company in June 2001. Mr. Tully is the co-founder of Tully Capital Partners, LLC (an equity investor in public and private companies) and Heron Investments, LLC ( a money management and investment advisory company). Since 1997, he has served as the managing member of these companies and of several other private investment vehicles. Mr. Tully was previously a real estate investor involved in the acquisition, operation and sale of commercial properties (1991-1997) and an equity options specialist and market maker for the options trading division formerly operated by the New York Stock Exchange (1986-1991).

    Christian M. Weyer became a director of our company in December 1998. Mr. Weyer has been in the international banking business for 33 years and has served as President of Enerfin S.A., an international trade and financial advisory firm, since 1985. From May 1988 to December 1992, Mr. Weyer was a member of senior management at Banque Indosuez in Geneva, Switzerland, with responsibility for matters relating to commercial banking, and from 1971 to 1985, held various senior management positions at Banque Paribas and its affiliates (including President of Banque Paribas (Suisse) in Geneva during
1984). Prior to 1971, Mr. Weyer held senior management positions with Chase Manhattan Bank in Paris and in Geneva.

Right of Holders of Series A Preferred to Elect Directors

    In January 1999, we sold 300,000 shares of our Series A Perpetual Convertible Preferred Stock ("Series A Preferred") to Apollo.

    The holders of the Series A Preferred, voting separately as a single class, have the right to elect:

    . two directors, if (as of the record date for such vote) the aggregate number of shares of common stock that are issuable upon conversion of Series A Preferred then held by Apollo, Apollo Management IV, L.P., or their affiliates (plus any shares of common stock then held by such entities that were issued upon conversion of the Series A Preferred) is at least eight million; or

    . one director, if (as of the record date for such vote) the aggregate number of shares of common stock that are issuable upon conversion of Series A Preferred then held by Apollo, Apollo Management IV, L.P., or their affiliates (plus any shares of common stock then held by such entities that were issued upon conversion of the Series A Preferred) is at least four million but less than eight million.

    Based on the number of shares of Series A Preferred that are currently held by Apollo, the holders of the Series A Preferred have the right to elect two directors.

    Any director that is elected by the holders of the Series A Preferred, voting separately as a single class, holds office until the next annual meeting of stockholders and the election and qualification of a successor (or the earlier resignation or removal of such director).

    If the holders of the Series A Preferred do not have the right, voting separately as a single class, to elect any directors pursuant to provisions described above, then the holders of the Series A Preferred have the right to vote for the election of directors of our company together with the holders of the common stock, as a single class, with each share of Series A Preferred entitled to one vote for each share of common stock issuable upon conversion of such share of Series A Preferred.

Agreement Relating to Election of Directors

    Mr. Hicks' employment agreement provides that at each annual meeting of stockholders of our company that occurs during the term of the agreement and at which Mr. Hicks' term as director is scheduled to expire, we will nominate Mr. Hicks for re-election as a director.

Classification of Directors

    The directors of our company (excluding any elected by the holders of the Series A Preferred) are divided into three classes as follows:

       Class 1. The members of this class are Messrs. Hicks, McKinney and Tsai. The term of office of this class will expire at our annual meeting of stockholders in 2002.

       Class 2. The members of this class are Messrs. DeFeo, Heckmann and Tully. The term of office of this class will expire at our annual meeting of stockholders in 2003.

       Class 3. The members of this class are Messrs. Colburn, Jacobs, Milne and Weyer. The term of office of this class will expire at our annual meeting of stockholders in 2004.

    At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Committees of the Board

    The board of directors has three standing committees: the Audit Committee, the Compensation/ Stock Option Committee, and the Special Stock Option Committee. The board of directors does not have a Nominating Committee.

    The responsibilities of the Audit Committee include selecting the firm of independent accountants to be appointed to audit our financial statements and reviewing the scope and results of the audit with the independent accountants. The members of the Audit Committee are Messrs. DeFeo, Heckmann and Tsai. Each member of the Audit Committee is independent within the meaning of the New York Stock Exchange's listing standards.

    The responsibilities of the Compensation/Stock Option Committee include making recommendations with respect to the compensation to be paid to officers and directors, administering any stock plan in which officers or directors are eligible to participate and approving the grant of awards pursuant to any such plan. The members of this committee are Messrs. DeFeo, Heckmann and Tsai.

    The responsibilities of the Special Stock Option Committee include administering any stock plan in which officers and directors are not eligible to participate and approving the grant of awards to persons who are not officers or directors. The members of this committee are Messrs. Jacobs and Milne.

Employment, Severance and Change-of-Control Arrangements

Employment Agreements

    We have entered into employment agreements with each of our executive officers. Certain information with regard to these agreements is set forth below.

    Base Salary. Our executive officers are currently being paid base salaries at the following annual rates: Mr. Jacobs ($485,000), Mr. Hicks ($450,000), Mr. Milne ($335,000) and Mr. Nolan ($285,000). These salary levels reflect increases approved by our board, from time to time, and are above the minimum salary levels originally provided for by these agreements (except in the case of Mr. Hicks).

    Bonus. The agreements do not provide for mandatory bonuses. However, the agreements provide that, in addition to the compensation specifically provided for, we may pay such salary increases, bonuses or incentive compensation as may be authorized by our board of directors.

    Certain of the agreements provide that the employee is entitled to participate in certain specified insurance, retirement, compensation and benefit plans if such plans are made available to other specified executives of the company.

    Term. The employment agreements with the following executives provide that the term shall automatically renew so that at all times the balance of the terms will not be less than the period hereinafter specified with respect to such executive: Mr. Jacobs (five years), Mr. Milne (five years) and Mr. Nolan (three years). The employment agreement with Mr. Hicks provides for a term extending until November 2003.

    Termination and Severance. Under each of the agreements, we or the employee may at any time terminate the agreement, with or without cause. However, we are required to make severance payments to the extent described below.

    The employment agreement with Mr. Jacobs provides that he is entitled to severance benefits in the event that (i) his employment agreement is terminated by us without Cause (as defined in the employment agreement), (ii) he terminates his employment agreement for Good Reason (as defined in the employment agreement) or because of a breach by us of our obligations thereunder, (iii) his employment is terminated as a result of death or (iv) our company or he terminates the employment agreement due to his disability. The severance benefits include (a) a lump sum payment equal to 13.51 times the sum of his annual base salary at the time of termination plus the highest annual cash bonus paid to him in the preceding three years (except the multiple is five rather than 13.51 if the termination is due to death or disability) and
(b) the continuation of his benefits for the remaining term. The term "Good Reason" is defined in the employment agreement and includes, among other things, the assignment to him of any duties inconsistent with, or a diminution of, his position, duties, titles, offices, responsibilities, and status with our company or his removal from his current positions or any failure to reelect him to his current positions.

    The employment agreement with Mr. Milne contains a severance provision that is the same as described above for Mr. Jacobs, except that the severance benefit is equal to (a) a lump sum payment equal to five times the sum of his annual base salary at the time of termination plus the highest annual bonus paid to him in the preceding three years and (b) the continuation of his benefits for the remaining term. The agreement with Mr. Milne also provides for a greater severance payment under certain circumstances as described in the second following paragraph.

    The employment agreement with Mr. Hicks provides that he is entitled to a severance payment in the amount of $1 million in the event that his employment agreement is terminated by our company without Cause (as defined in the employment agreement) or he terminates his employment for Good Reason (as defined in the employment agreement). The agreement with Mr. Hicks also provides for a greater severance payment under certain circumstances as described in the following paragraph.

    The employment agreements with Messrs. Hicks, Milne and Nolan provide that the executive is entitled to a specified severance payment if the executive resigns (or his employment is otherwise terminated) within 90 days after Mr. Jacobs terminates his employment agreement for Good Reason (which for this purpose means the assignment to Mr. Jacobs of any duties inconsistent with, or a diminution of, his position, duties, titles, offices, responsibilities, and status with our company or any removal of Mr. Jacobs from his current positions or any failure to reelect Mr. Jacobs to his current positions). The specified severance payment is equal to a specified multiple of the sum of (x) the executive's annual base salary in effect at the time of termination plus (y) the highest annual cash bonus (if any) paid by our company to the executive during the three-year period preceding the date of termination. The specified multiple used for calculating the severance payment is 9.655, in the case of Mr. Hicks, 10.91, in the case of Mr. Milne, and 8.67, in the case of Mr. Nolan.

    The employment agreements with each executive also provide that if any portion of the required severance payment to the executive constitutes an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the executive is entitled to receive a payment sufficient on an after-tax basis to offset any excise tax payable by the executive pursuant to Section 4999 of the Code. Any payment constituting an "excess parachute payment" would not be deductible by our company.

    Options. Each of the agreements provides that all stock options at any time to be granted to the executive will automatically vest upon a "change of control" (as defined in the agreement) of our company.

    Other Provisions. The agreement with Mr. Hicks provides that at each annual meeting of the stockholders of our company which occurs during the term of the agreement and at which Mr. Hicks' term as director would be scheduled to expire, we will nominate Mr. Hicks for re-election as a director.

Restricted Stock Agreements

    We have entered into restricted stock agreements with each of our executive officers. The shares of restricted stock held by each executive is as follows:
Mr. Jacobs (800,000 shares), Mr. Hicks (500,000 shares), Mr. Milne (470,000 shares) and Mr. Nolan (235,000 shares). The restricted stock held by an executive will vest on June 5, 2011 provided he is then still employed by us, or, if earlier, the first to occur of the following (except that clauses (3), (4) and (5) only apply to Messrs. Jacobs, Hicks and Milne): (1) a "change of control" (as defined in the agreement) occurs; (2) he dies, retires after age 60, or is permanently disabled while employed by us; (3) we terminate his employment without cause (as defined in the agreement); (4) he resigns after we fail to nominate him to continue as a director; (5) he resigns after we reduce his duties, authority, title or compensation; (6) he resigns after we direct him to relocate or substantially increase his travel; or (7) he resigns after Mr. Jacobs resigns and Mr. Jacobs' resignation is for one of the reasons enumerated in the preceding three clauses.

                             CERTAIN TRANSACTIONS


    Mr. DeFeo, a director of our company, is the Chief Executive Officer and a director of Terex Corporation. We have from time to time purchased equipment from Terex and may do so in the future. Currently, we have no obligations to purchase equipment from Terex. We believe that our transactions with Terex are on terms that are no less favorable to us than the terms that we could have obtained from an unaffiliated party. In 2000, 1999 and 1998, we purchased from Terex approximately $53 million, $22 million and $5 million, respectively, of rental equipment, which represented approximately 6.6%, 3.1% and 1.0% of the total dollar amount of rental equipment purchased by us in 2000, 1999 and 1998, respectively. In 2000, 1999 and 1998, we purchased from Terex approximately $17 million, $6 million and $2 million, respectively, of equipment for resale, which represented approximately 9.0%, 3.9% and 2.9% of the total dollar amount of equipment for resale purchased by us in 2000, 1999 and 1998, respectively.

                              SELLING STOCKHOLDER


    The Colburn Music Fund (the "Music Fund"), a nonprofit corporation, currently owns 12,000,000 shares of our common stock. The Music Fund will sell 9,000,000 of these shares in the offering (10,350,000 shares, if the underwriters fully exercise the over-allotment option). Following the offering, the Music Fund will continue to own 3,000,000 shares of our common stock (1,650,000 shares, if the underwriters fully exercise the over-allotment option). These shares will be subject to a 270-day lock-up as described under "Underwriting."

    The Music Fund is affiliated with Richard D. Colburn, a non-officer director of our company, as described below. Mr. Colburn was formerly Chairman of U.S. Rentals and became a director of our company in September 1998 following the merger of our company with U.S. Rentals.

    The shares of our common stock that are owned by the Music Fund were originally issued by us in connection with the merger of our company with U.S. Rentals. The shares were originally issued to a corporation wholly owned by Mr. Colburn and were subsequently transferred by this corporation to the Music Fund.

    Mr. Colburn is a director of the Music Fund and, in that capacity, may share the power to direct the voting and disposition of the shares of our common stock held by the Music Fund. Because of this power, Mr. Colburn is considered to have "beneficial ownership" of these shares, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. However, Mr. Colburn disclaims such beneficial ownership.

    As described above, Mr. Colburn is considered to be the "beneficial owner," within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, of all of the shares being sold by the Music Fund. The table below shows the aggregate number of shares of common stock that are currently beneficially owned by Mr. Colburn and the number of shares that he will beneficially own following the offering. The shares that he will beneficially own following the offering will be subject to a 270-day lock-up as described under "Underwriting."

                                                          Shares of Common
                              Shares of Common Stock     Stock Beneficially
                            Beneficially Owned Prior to   Owned After This
                                   This Offering              Offering
                            --------------------------  -------------------
                               Number           Percent  Number      Percent
                             ----------         ------- ---------    -------
         Richard D. Colburn  13,451,000(1)       18.4%  4,451,000(2)   6.1%

--------
(1) Consists of (i) 30,000 shares issuable upon exercise of currently exercisable options held by Mr. Colburn, (ii) 1,421,000 outstanding shares owned by a corporation wholly owned by Mr. Colburn and (iii) 12,000,000 outstanding shares held by the Music Fund.
(2) Consists of (i) 30,000 shares issuable upon exercise of currently exercisable options held by Mr. Colburn, (ii) 1,421,000 outstanding shares owned by a corporation wholly owned by Mr. Colburn and (iii) 3,000,000 outstanding shares held by the Music Fund.

                            PRINCIPAL STOCKHOLDERS

Information Concerning Ownership of Common Stock

    The table below and the notes thereto set forth as of August 14, 2001 (unless otherwise indicated in the footnotes), certain information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our common stock by (i) each director and executive officer of our company, (ii) all executive officers and directors of our company as a group and (iii) each person known to us to be the owner of more than 5% of our common stock.

    Following the offering, the number of shares beneficially owned by Mr. Colburn will be reduced as described under "Selling Stockholder." This will reduce the aggregate number of shares beneficially owned by all executive officers and directors as a group to 28,672,619 shares, representing 33.4% of the outstanding common stock.

                                                              Number of
                                                              Shares of      Percent of
                                                             Common Stock      Common
                                                             Beneficially      Stock
Name and Address(1)                                          Owned(2)(3)      Owned(3)
-------------------                                          ------------     --------
Bradley S. Jacobs...........................................  18,166,535(4)     22.1%
Wayland R. Hicks............................................   1,801,944(5)      2.4%
John N. Milne...............................................   3,062,537(6)      4.1%
Michael J. Nolan............................................   1,398,197(7)      1.9%
Leon D. Black...............................................      30,000(8)        *
Richard D. Colburn..........................................  13,451,000(9)     18.4%
Ronald M. DeFeo.............................................      93,000(10)       *
Michael S. Gross............................................      30,000(11)       *
Richard J. Heckmann.........................................     182,800(12)       *
John S. McKinney............................................     955,119(13)     1.3%
Gerald Tsai, Jr.............................................     710,001(14)     1.0%
Timothy J. Tully............................................     105,120(15)       *
Christian M. Weyer..........................................     102,000(16)       *
All executive officers and directors as a group (13 persons)  37,672,619(17)    43.6%
Apollo Investment Fund IV, L.P. and
  Apollo Overseas Partners IV, L.P..........................  15,333,333(18)    17.3%
Wellington Management Company, LLP..........................   4,368,870(19)     6.0%

--------
 *   Less than 1%.
 (1) Unless otherwise indicated, the address is c/o our company at Five Greenwich Office Park, Greenwich, CT 06830.
 (2) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
 (3) In certain cases, includes securities owned by one or more entities controlled by the named holder.
 (4) Consists of 9,066,534 outstanding shares (including 800,000 shares of restricted stock that are subject to vesting), 6,150,001 shares issuable upon the exercise of currently exercisable warrants and 2,950,000 shares issuable upon the exercise of currently exercisable options.

     Mr. Jacobs has certain rights relating to the disposition of the shares and warrants owned by certain of the other officers and employees of United Rentals as described under "--Certain Agreements Relating to Securities Held by Officers." By virtue of such rights, Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of the shares owned by such other officers and employees of United Rentals. The shares that the table indicates are owned by Mr. Jacobs include the shares with respect to which Mr. Jacobs is deemed to share beneficial ownership as aforesaid. Excluding such shares, Mr. Jacobs is deemed the beneficial owner of an aggregate of 15,143,043 shares of common stock (composed of 7,193,043 outstanding shares (including 800,000 shares of restricted stock that are subject to vesting), 5,000,000 shares issuable upon the exercise of currently exercisable warrants and 2,950,000 shares issuable upon the exercise of currently exercisable options).
 (5) Consists of 576,944 outstanding shares (including 500,000 shares of restricted stock that are subject to vesting) and 1,225,000 shares issuable upon the exercise of currently exercisable options.
 (6) Consists of 1,598,251 outstanding shares (including 470,000 shares of restricted stock that are subject to vesting), 714,286 shares issuable upon the exercise of currently exercisable warrants and 750,000 shares issuable upon the exercise of currently exercisable options.
 (7) Consists of 597,482 outstanding shares (including 235,000 shares of restricted stock that are subject to vesting), 285,715 shares issuable upon the exercise of currently exercisable warrants and 515,000 shares issuable upon the exercise of currently exercisable options.
 (8) Consists of 30,000 shares issuable upon exercise of currently exercisable options. Mr. Black disclaims beneficial ownership of certain shares as described in footnote 18.
 (9) Consists of (i) 1,421,000 outstanding shares owned by a corporation wholly owned by Mr. Colburn, (ii) 30,000 shares issuable upon exercise of currently exercisable options held by Mr. Colburn and (iii) 12,000,000 outstanding shares held by the Music Fund, of which Mr. Colburn is a director. As a director of the Music Fund, Mr. Colburn may share the power to direct the voting and disposition of the shares held by the Music Fund. However, Mr. Colburn disclaims beneficial ownership of such shares.
(10) Consists of 3,000 outstanding shares and 90,000 shares issuable upon the exercise of currently exercisable options.
(11) Consists of 30,000 shares issuable upon exercise of currently exercisable options. Mr. Gross disclaims beneficial ownership of certain shares as described in footnote 18.
(12) Consists of 92,800 outstanding shares and 90,000 shares issuable upon exercise of currently exercisable options.
(13) Consists of 962 outstanding shares and 954,157 shares issuable upon the exercise of currently exercisable options.
(14) Consists of 270,001 outstanding shares and 440,000 shares issuable upon exercise of currently exercisable options.
(15) Consists of 105,120 outstanding shares held by a limited liability company of which Mr. Tully serves as managing member. Mr. Tully disclaims beneficial ownership of 76,590 of these shares.
(16) Consists of 72,000 outstanding shares and 30,000 shares issuable upon exercise of currently exercisable options.
(17) Consists of 24,388,461 outstanding shares, 6,150,001 shares issuable upon the exercise of currently exercisable warrants and 7,134,157 shares issuable upon the exercise of currently exercisable options.
(18) Consists of 12,000,000 shares issuable upon conversion of outstanding shares of our Series A Preferred Stock and 3,333,333 shares issuable upon conversion of outstanding shares of our Series B-1 Preferred Stock. Of the shares indicated, (i) 13,055,707 shares are owned by Apollo Investment Fund IV, L.P. ("AIFIV") and (ii) 2,277,626 shares are owned by Apollo Overseas Partners IV, L.P. ("Overseas IV"). Apollo Advisors IV, L.P. ("Advisors IV") is the general partner of AIFIV and the managing general partner of Overseas IV. Apollo Capital Management IV, L.P. ("Capital Management IV") is the general partner of Advisors IV. The directors and principal executive officers of Capital Management IV are Leon D. Black and John J. Hannan.

     Messrs. Black and Hannan are also limited partners of Advisors IV. Messrs. Black, Gross and Hannan disclaim beneficial ownership of the shares owned by AIFIV and Overseas IV. The address of both AIFIV and Overseas IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.
(19) The share ownership information for Wellington Management Company, LLP ("Wellington") is as of March 31, 2001, and is based on information provided by Wellington. Wellington has shared voting power with respect to 4,076,301 of the indicated shares and has shared dispositive power with respect to all of the indicated shares. Such shares are owned by various clients of Wellington for whom Wellington serves as investment advisor.

Information Concerning Ownership of Series A Preferred Stock

    There are 300,000 shares of our Series A Preferred stock outstanding. The holders of the Series A Preferred have certain class voting rights with respect to the election of directors as described under "Management--Right of Holders of Series A Preferred to Elect Directors."


    All of the outstanding shares of Series A Preferred are owned by two affiliated entities: Apollo Investment Fund IV, L.P ("AIFIV"), which holds 284,726 shares, and Apollo Overseas Partners IV, LP ("Overseas IV"), which holds 15,274 shares. Apollo Advisors IV, L.P. ("Advisors IV") is the general partner of AIFIV and the managing general partner of Overseas IV. Apollo Capital Management IV, L.P. ("Capital Management IV") is the general partner of Advisors IV. The directors and principal executive officers of Capital Management IV are Leon D. Black and John J. Hannan. Messrs. Black and Hannan are also limited partners of Advisors IV. Messrs. Black and Hannan disclaim beneficial ownership of the shares owned by AIFIV and Overseas IV. The address of both AIFIV and Overseas IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.


Certain Agreements Relating to Securities Held By Officers

    Prior to our initial public offering, certain executive officers and other employees of our company purchased our common stock (and in certain cases warrants) from us in private placements. All shares of our common stock and warrants purchased by the executive officers and other employees of our company prior to our initial public offering (and any shares of our common stock acquired upon exercise of such warrants) are referred to as the "Private Placement Securities."

    Each holder of Private Placement Securities (other than Mr. Jacobs and Mr. Hicks) has entered into an agreement with our company and Mr. Jacobs that provides that (1) if Mr. Jacobs sells any Private Placement Securities that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of such holder a pro rata portion of such holder's Private Placement Securities at the then prevailing prices, and (2) except for sales that may be required to be made as aforesaid, the holder shall not (without our prior written consent) sell or otherwise dispose of the Private Placement Securities owned by such holder (subject to certain exceptions for charitable gifts). The foregoing provisions of the agreements terminate, depending on the individual, in either September or October 2002.

    Each holder of Private Placement Securities (other than Mr. Jacobs and Mr. Hicks) has also agreed pursuant to such agreements that we, in our sole discretion, may, prior to September 1, 2005, repurchase the Private Placement Securities owned by such holder in the event that such holder breaches any agreement with us or acts adversely to the interest of our company. The amount to be paid by us in the event of a repurchase will be equal to (1) in the case of Messrs. Milne and Nolan, $9.125 per share of common stock and $0.625 per warrant plus an amount representing a 4% annual return on such amounts from the date on which such securities were purchased and (2) in the case of any other holder of Private Placement Securities, the amount originally paid by such holder for such securities plus an amount representing a 10% annual return on such amount.

    There are currently approximately 3,023,492 Private Placement Securities that are subject to the aforementioned agreements (comprised of 1,873,491 outstanding shares and 1,150,001 shares that may be acquired pursuant to currently exercisable warrants). These securities include the following securities held by the current executive officers and directors of our company:
John N. Milne (1,068,251 outstanding shares and warrants to purchase 714,286 shares); and Michael J. Nolan (347,382 outstanding shares and warrants to purchase 285,715 shares).

                         DESCRIPTION OF CAPITAL STOCK

General

    Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

    The following description of our capital stock is a summary of the material terms of such stock. This summary may not contain all the information that is important to you. The summary is subject in all respects to applicable Delaware law and to the provisions of our Certificate of Incorporation and By-laws.

Common Stock

    As of August 14, 2001, there were 73,251,558 shares of common stock outstanding. The holders of shares of common stock are entitled to:

    . one vote per share held on all matters submitted to a vote at a meeting of stockholders;

    . do not have cumulative voting rights;

    . do not have preemptive rights;

    . are entitled to receive dividends, if any, that may be declared by the board of directors (subject to the rights of preferred stockholders); and

    . upon liquidation, dissolution or winding-up of our business are entitled to any assets remaining after we pay our creditors (subject to the rights of preferred stockholders).

Preferred Stock

  General

    We are authorized by our certificate of incorporation to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors has the authority, without any vote or action by our stockholders, to
(1) authorize the issuance of preferred stock up to the limit set by our certificate of incorporation, (2) create new series of preferred stock and (3) fix the terms of each series, including any rights relating to dividends, voting, conversion, redemption, and liquidation preference. The issuance of preferred stock could adversely affect the voting and other rights of holders of the common stock and may have the effect of delaying or preventing a change in control of our company.

    As of the date of this prospectus, we have designated two series of preferred stock as described below.

  Series A Perpetual Convertible Preferred Stock

    We have designated 300,000 shares of preferred stock as Series A Perpetual Convertible Preferred Stock ("Series A Preferred"). A complete description of the terms of the Series A Preferred is set forth in the Certificate of Designation therefor as amended (the "Series A Designation"), which is an exhibit to the Registration Statement of which this prospectus forms a part. Set forth below is a summary of the material terms of the Series A Preferred, which summary is qualified in its entirety by reference to the Series A Designation.

    Ranking. The Series A Preferred ranks (1) senior to the common stock with respect to distributions upon the liquidation, winding-up or dissolution of Holdings and (2) the same as the Series B Preferred with respect to such distributions.

    Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of Holdings or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of Holdings' capital stock, the holders Series A Preferred will be entitled to payment out of the assets of Holdings available for distribution of an amount equal to $1,000 per share of Series A Preferred (the "Series A Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock, before any distribution is made on the common stock. After payment in full of the Series A Liquidation Preference and such dividends, if any, to which holders of Series A Preferred are entitled, such holders will not be entitled to any further participation in any distribution of assets of Holdings.

    Dividends. The Series A Preferred bears no stated dividend. However, in the event that Holdings declares or pays any dividends or other distributions upon the common stock, Holdings must (subject to certain exceptions) also declare and pay to the holders of the Series A Preferred, at the same time that it declares and pays such dividends or other distributions to the holders of the common stock, the dividends or distributions which would have been declared and paid with respect to the common stock issuable upon conversion of the Series A Preferred had all of the outstanding shares of Series A Preferred been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of common stock entitled to such dividends or distributions are determined.

    Conversion Rights. Each share of Series A Preferred is convertible at any time, at the option of the holder, into 40 shares of common stock (representing a conversion price of $25 per share of common stock based on the liquidation preference of $1,000 per share of Series A Preferred). The conversion price is subject to adjustment in certain events as set forth in the Series A Designation.

    Voting. Under certain circumstances the holders of the Series A Preferred, voting separately as a single class, have the right to elect one or two directors as described under "Management--Right of Holders of Series A Preferred to Elect Directors."

    Except as described above with respect to the election of directors and except as otherwise required by applicable law, the holders of Series A Preferred are entitled to vote together with the holders of the common stock as a single class on all matters submitted to stockholders of Holdings for a vote. Each share of Series A Preferred is entitled to one vote for each share of common stock issuable upon conversion of such share of Series A Preferred.

    In addition, Holdings may not, without the affirmative vote or consent of the holders of at least a majority of the shares of Series A Preferred then outstanding voting or consenting as the case may be, as a separate class, take certain actions specified in the Series A Designation.
    Redemption; Automatic Conversion. If a Change in Control (as defined in the Series A Designation) with respect to Holdings occurs (or Holdings enters into a binding agreement relating thereto), the following provisions will apply:

    . If the Change in Control is in connection with an acquisition which is not accounted for under the "pooling-of-interests" method of generally accepted accounting principles, Holdings must offer to purchase within 10 business days after the Change in Control all of the then outstanding shares of Series A Preferred at a purchase price per share, in cash, equal to the Series A Liquidation Preference thereof plus an amount equal to 6.25% of the Series A Liquidation Preference, compounded annually from January 7, 1999 to the purchase date (the "Series A Call Price").

    . If the Change in Control is an acquisition which is accounted for under the "pooling-of-interests" method of accounting, all of the then outstanding Series A Preferred will be automatically converted into common stock having a market value equal to 109.5% of the Series A Call Price, valued at the closing price of the common stock at the close of business on the business day prior to the date of the Change in Control.

    Redemption Relating to Certain Issuances of Securities. If, after 2 1/2 years following the date of issuance of the Series A Preferred, Holdings issues for cash common stock or a series of preferred stock convertible into common stock, in either a public offering or a bona fide private financing, for a price for the common stock (including any amount payable upon conversion of such preferred stock) below the then current conversion price of Series A Preferred into common stock (currently $25 per share) (a "Series A Reduced Price Offering"), then Holdings must make an offer to purchase the outstanding shares of Series A Preferred as follows:

    . If the Series A Reduced Price Offering does not trigger an obligation to offer to purchase Series B Preferred Stock, Holdings must make an offer to apply towards the purchase of outstanding shares of Series A Preferred, at the Series A Call Price, 40% of the Specified Amount (as hereinafter defined) with respect to such offering. The "Specified Amount" with respect to any Series A Reduced Price Offering shall equal the amount by which the net cash proceeds from any such Series A Reduced Price Offering and for all other Series A Reduced Price Offerings consummated during the preceding 12 months (but excluding any Series A Reduced Price Offerings prior to June 30, 2001) exceeds an aggregate of $50.0 million, less a credit for all amounts theretofore paid for such purchases during such 12-month period.

    . If the Series A Reduced Price Offering does trigger an obligation to offer to purchase Series B Preferred Stock, then Holdings will be required to offer to apply the Call Percentage (as defined below) of the Specified Amount towards the purchase of both Series B Preferred and Series A Preferred. In such event, the Specified Amount shall be allocated to the purchase of Series B Preferred and Series A Preferred in proportion to the aggregate liquidation amount of each such series of preferred stock (provided that, if the aggregate liquidation amount of the Series B Preferred is in excess of $500.0 million, such excess shall be ignored in calculating such proportion).

    For purposes of the preceding paragraph, the "Call Percentage" will be a function of the aggregate liquidation amount of the Series A Preferred and Series B Preferred as set forth in the following table:

                                                                Call
        Aggregate Liquidation Amount                         Percentage
        ----------------------------                         ----------
        up to and including $500 million....................     40%
        more than $500 million to and including $550 million     43%
        more than $550 million to and including $600 million     46%
        more than $600 million to and including $650 million     50%
        more than $650 million to and including $700 million     53%
        more than $700 million to and including $750 million     56%
        more than $750 million..............................     60%

  Series B Perpetual Convertible Preferred Stock

    We have designated 500,000 shares of preferred stock as Series B Perpetual Convertible Preferred Stock consisting of 450,000 shares designated as Class B-1 Perpetual Convertible Preferred Stock (the "B-1 Preferred Stock") and 50,000 shares designated as Class B-2 Perpetual Convertible Preferred Stock (the "B-2 Preferred Stock"). A complete description of the terms of the Series B Preferred is set forth in the Certificate of Designation therefor (the "Series B Designation"), which is an exhibit to the Registration Statement of which this prospectus forms a part. Set forth below is a summary of the material terms of the Series B Preferred, which summary is qualified in its entirety by reference to the Series B Designation.

    Except where otherwise indicated, (1) the terms set forth below apply to both the B-1 Preferred and B-2 Preferred and (2) each reference to the Series B Preferred includes both the B-1 Preferred and B-2 Preferred.

    Ranking. The Series B Preferred ranks (1) senior to the common stock with respect to distributions upon the liquidation, winding-up or dissolution of Holdings and (2) the same as the Series A Preferred with respect to such distributions.

    Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of Holdings or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of Holding's capital stock, the holders of Series B Preferred will be entitled to payment out of the assets of Holdings available for distribution of an amount equal to $1,000 per share of Series B Preferred (the "Series B Liquidation Preference"), plus accrued and unpaid dividends, if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock, before any distribution is made on the common stock. After payment in full of the Series B Liquidation Preference and such dividends, if any, to which holders of Series B Preferred are entitled, such holders will not be entitled to any further participation in any distribution of assets of Holdings.

    Dividends. The Series B Preferred bears no stated dividend. However, in the event that Holdings declares or pays any dividends or other distributions upon the common stock, Holdings must (subject to certain exceptions) also declare and pay to the holders of the Series B Preferred, at the same time that it declares and pays such dividends or other distributions to the holders of the common stock, the dividends or distributions which would have been declared and paid with respect to the common Stock issuable upon conversion of the Series B Preferred had all of the outstanding shares of Series B Preferred been converted immediately prior to the record date for such dividend or distribution, or if no record date is fixed, the date as of which the record holders of common stock entitled to such dividends or distributions are determined.

    Conversion Rights. Each share of Series B Preferred is convertible at any time, at the option of the holder, into 33 1/3 shares of common stock (representing a conversion price of $30 per share of common stock based on the liquidation preference of $1,000 per share of Series B Preferred). The conversion price is subject to adjustment in certain events as set forth in the Series B Designation.

    Voting. Except as otherwise required by applicable law, the holders of B-1 Preferred are entitled to vote together with the holders of the common stock as a single class on all matters submitted to stockholders of Holdings for a vote. Each share of B-1 Preferred is entitled to one vote for each share of common stock issuable upon conversion of such share of B-1 Preferred.

    Except as provided in the following paragraph, the holders of the B-2 Preferred are not entitled to vote on any matter to be voted on by stockholders of Holdings.

    Holdings may not, without the affirmative vote or consent of the holders of at least a majority of the shares of Series B Preferred then outstanding voting or consenting as the case may be, as a separate class, take certain actions specified in the Series B Designation.

    Redemption; Automatic Conversion. If a Change in Control (as defined in the Series B Designation) with respect to Holdings occurs (or Holdings enters into a binding agreement relating thereto), the following provisions will apply:

    . If the Change of Control is not in connection with an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, Holdings must offer to purchase, within 10 business days after the Change of Control, all of the then outstanding shares of Series B Preferred at a purchase price per share, in cash, equal to the Series B Liquidation Preference thereof plus an amount equal to 6.25% of the Series B Liquidation Preference, compounded annually from the date of issuance of such share to the purchase date (the ''Series B Call Price").

    . If the Change of Control is an acquisition that is accounted for under the "pooling-of-interests" method of generally accepted accounting principles, then, upon the occurrence of the Change in Control, all of the then outstanding Series B Preferred Stock will be automatically converted into common stock having a market value equal to 109.5% of the Series B Call Price, valued at the closing price of the common stock at the close of business on the business day prior to the date of the Change in Control.

    Redemption Relating to Certain Issuances of Securities. If, after 2 1/2 years following the date of the issuance of the Series B Preferred, Holdings issues for cash, common stock or a series of preferred stock convertible into common stock, in either a public offering or a bona fide private financing, for a price for the common stock (including any amount payable upon conversion of preferred stock) below the conversion price then in effect for the Series B Preferred (each such offering being referred to as a "Series B Reduced Price Offering"), then Holdings will be required to make an offer to purchase the outstanding shares of Series B Preferred as follows:

    . If the Series B Reduced Price Offering does not also trigger an obligation to offer to repurchase Series A Preferred, then Holdings will be required to offer to apply towards the purchase of Series B Preferred at the Series B Call Price an amount equal to 40% of the Specified Amount (as hereinafter defined) with respect to such offering. The "Specified Amount" with respect to any Series B Reduced Price Offering shall equal the amount by which the net cash proceeds from such Series B Reduced Price Offering and for all other Series B Reduced Price Offerings consummated during the preceding 12 months (but excluding any Reduced Price Offering prior to December 31, 2001) exceeds an aggregate of $50.0 million, less a credit for all amounts theretofore paid to the holders of the Series A Preferred and the Series B Preferred for such purchases during such 12-month period.

    . If the Series B Reduced Price Offering also triggers an obligation to offer to purchase Series A Preferred, then Holdings will be required to offer to apply the Call Percentage (as defined above with respect to the Series A Preferred) of the Specified Amount towards the purchase of both Series B Preferred and Series A Preferred. In such event, the Specified Amount shall be allocated to the purchase of Series B Preferred and Series A Preferred in proportion to the aggregate liquidation amount of each such series of preferred stock (provided that, if the aggregate liquidation amount of the Series B Preferred is in excess of $500.0 million, such excess shall be ignored in calculating such proportion).

    Right to Exchange Between Classes of Series B Preferred. Subject to certain limitations set forth in the Series B Designation, certain holders of shares of B-2 Preferred shall be entitled, without the payment of any additional consideration, to convert at any time and from time to time any or all shares of B-2 Preferred held by such holder into the same number of shares of B-1 Preferred and vice versa.

Warrants, Options and Convertible Securities

    There are currently outstanding warrants to purchase an aggregate of 6,808,581 shares of common stock. Such warrants provides for a weighted average exercise price of $11.83 per share.

    There are currently outstanding options to purchase an aggregate of 16,546,567 shares of common stock. These options provide for a weighted average exercise price of $20.29 per share. Of these options, options to purchase an aggregate of 11,653,181 shares of common stock are currently exercisable and options to purchase 4,893,386 shares of common stock will become exercisable in installments over specified periods.

    There are currently outstanding convertible notes that, at the option of the holders thereof, may be converted into an aggregate of 232,586 shares of common stock. Such notes provides for a weighted average conversion price of $33.25 per share.

    A subsidiary trust of Holdings has issued $300.0 million of Trust Preferred Securities. These securities are convertible at the option of the holders thereof into common stock at a conversion price equivalent to $43.63 per share (subject to adjustment).

Transfer Agent and Registrar

    American Stock Transfer & Trust Company serves as transfer agent and registrar for the common stock.

                     CERTAIN CHARTER AND BY-LAW PROVISIONS

    The following brief description of certain provisions our Certificate of Incorporation (the "Certificate") and By-laws does not purport to be complete and is subject in all respects to the provisions of the Certificate and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this prospectus forms a part.

Classified Board of Directors

    The Certificate provides that the directors (other than directors elected by holders of preferred stock) shall be divided into three classes and that the number of directors in each class shall be as nearly equal as is possible based upon the number of directors constituting the entire board of directors. Each class is elected to serve a three-year term. The terms of the classes are staggered so that the term of only one class expires each year.

    The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the board. Such a delay may help ensure that our directors, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. However, the classification of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the company, even though such an attempt might be beneficial to the company and its stockholders. The classification of directors could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Filling Vacancies

    The Certificate provides that (subject to any rights of holders of preferred stock to elect directors) the number of directors comprising the entire board of directors may not be less than three or more than nine, unless approved by action of not less than two-thirds of the directors then in office.

    The Certificate also provides that (subject to any rights of holders of preferred stock) newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the board (and not by the stockholders unless there are no directors in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the board could prevent any stockholder from enlarging the board and filling the new directorships with such stockholder's own nominees.

    Under the Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The Certificate provides that directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

    The provisions of the Certificate governing the number of directors, their removal and the filling of vacancies may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company, or of attempting to change the composition or policies of our board, even though such attempts might be beneficial to our company or our stockholders. These provisions of the Certificate could thus increase the likelihood that incumbent directors retain their positions.

Limitation on Special Meetings; No Stockholder Action by Written Consent

    The Certificate and the By-laws provide that (subject to the rights, if any, of holders of any class or series of Preferred Stock then outstanding) (1) only a majority of our board of directors or the chief executive officer will be able to call a special meeting of stockholders; (2) the business permitted to be conducted at a special meeting of stockholders shall be limited to matters properly brought before the meeting by or at the direction of our board of directors; and (3) stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of our board of directors, except at an annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

    The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of Holdings (the "Stockholder Notice Procedure").

    The Stockholder Notice Procedure provides that, subject to the rights of any holders of preferred stock, only persons who are nominated by or at the direction of our board of directors, any committee appointed by our board, or by a stockholder who has given timely written notice to the Secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors, any committee appointed by our board, or by a stockholder who has given timely written notice to the Secretary of our company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by us not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then the 15th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

    Under the Stockholder Notice Procedure, a stockholder's notice to us proposing to nominate a person for election as director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the Chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

    By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by our board of directors, provides the board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

MATERIAL U.S. TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS OF THE COMMON
                                     STOCK

    The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to Non-U.S. Holders of such common stock who are beneficial owners of the common stock and who acquire and own such common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States under the laws of the United States or of any state, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

    The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge," or conversion transaction). The following discussion is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

    Each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the United States federal tax consequences of holding and disposing of common stock, as well as any tax consequences that may arise under the laws of any U.S. state, local or other non-U.S. taxing jurisdiction.

Non-U.S. Holders

    For purposes of the following discussion, dividends and gain on the sale, exchange or other disposition of common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Dividends

    In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable tax treaty. Dividends that are U.S. trade or business income, are generally subject to U.S. federal income tax on a net basis at regular income tax rates, and are not generally subject to the 30% withholding tax if the Non-U.S. Holder provides a properly executed form W-8ECI (or successor form) to the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under a tax treaty. Under U.S. Treasury Regulations, a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to provide a properly executed Form W-8 BEN (or successor form) and may be required in certain instances to obtain a U.S. taxpayer identification number which may require the Non-U.S. Holder to provide certain documentary evidence issued by foreign governmental authorities as proof of residence in the foreign country.

    A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the Internal Revenue Service (the "Service").

Sale, Exchange, Redemption or Other Disposition

    Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or other disposition of common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States) or (iv) United Rentals is or has been a "United States real property holding corporation" (a "USRPHC") for federal income tax purposes and such Non-U.S. Holder has held, directly or constructively, more than 5% of the outstanding common stock within the five-year period ending on the date of the sale or exchange. United Rentals believes that it has not been, is not currently, and is not likely to become, a United States real property holding corporation. However, no assurance can be given that United Rentals will not be a United States real property holding corporation when a Non-U.S. Holder sells its shares of common stock.

Federal Estate Tax

    Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States for U.S. federal estate tax purposes will be included in such individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty otherwise provides.

Information Reporting and Backup Withholding

    United Rentals must report annually to the Service and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides.

    The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is a foreign person with one or more of certain enumerated relationships with the United States.

    In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through the foreign office of a broker that is not a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

    Any amounts withheld under the backup withholding rules from a payment of a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability provided the requisite procedures are followed.

                                 UNDERWRITING

    The selling stockholder and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. are the representatives of the Underwriters.

                         Underwriters              Number of Shares
                         ------------              ----------------
            Goldman, Sachs & Co...................
            Credit Suisse First Boston Corporation
            J.P. Morgan Securities Inc............
            Deutsche Banc Alex. Brown Inc.  ......
            Legg Mason Wood Walker, Incorporated..
                                                      ---------
               Total..............................    9,000,000
                                                      =========

    If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 1,350,000 shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 1,350,000 additional shares.

           Paid by the Selling Stockholder No Exercise Full Exercise
           ------------------------------- ----------- -------------
                      Per Share...........      $            $
                      Total...............      $            $

    Shares sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the Underwriters to securities dealers may be sold at a discount
of up to $   per share from the initial price to public. Any such securities dealers may resell any shares purchased from the Underwriters to certain other
brokers or dealers at a discount of up to $   per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    The selling stockholder, Richard D. Colburn and Ayr, Inc. (an affiliate of Mr. Colburn) have agreed that until 270 days after the date of this prospectus neither they nor any of their affiliates will, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock. Subject to certain conditions, the foregoing agreement does not limit transfers (a) upon the consummation of any merger or reorganization of United Rentals in which the surviving entity is not controlled by the persons who controlled United Rentals before such consummation, (b) to one or more affiliates or one or more members of Mr. Colburn's family, or a trust, corporation, partnership or limited liability company, the sole beneficiaries of which are members of Mr. Colburn's family, or (c) to one or more charitable organizations. In the case of any transfer pursuant to clause (b) or (c) of the preceding sentence, the transferee is required to agree in writing to be bound by the terms of the foregoing lock-up, except that charitable organizations which receive shares under clause (c) may after completion of the offering sell such shares pursuant to Rule 144 so long as no individual charitable organization sells more than 25,000 of such shares under Rule 144 and so long as all such charitable organizations together sell no more than 100,000 of such shares under Rule 144.

    United Rentals and all of our executive officers and directors (other than Mr. Colburn, who entered into the lock-up described in the preceding paragraph) have agreed that until 90 days after the date of this prospectus they will not dispose of or hedge any of their shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without the prior written consent of Goldman, Sachs & Co. The foregoing agreement will not limit a stockholder's ability to transfer shares in a private placement or to pledge shares, provided that the transferee or pledgee agrees to be bound by such agreement. The foregoing agreement also will not limit our ability to (a) make equity or equity-based awards pursuant to existing compensation plans, (b) issue shares upon exercise or conversion of outstanding options, warrants and convertible securities, (c) issue shares, warrants or convertible securities as consideration for acquisitions, provided that the number of shares, warrants or convertible securities (calculated on a common stock equivalent basis in the case of warrants and convertible securities) that may be issued as consideration for acquisitions may not exceed 5,000,000 unless the recipients of such excess shares, warrants or convertible securities agree with us (which agreement may not be amended without the prior written consent of Goldman, Sachs & Co.) to be subject to the foregoing lock-up agreement with respect to such excess shares, warrants or convertible securities or (d) issue shares upon the exercise of any warrants or convertible securities issued pursuant to the preceding clause, provided that such shares will be subject to the foregoing lock-up to the same extent, if any, as the warrants or convertible securities pursuant to which such shares were issued.

    Our common stock is listed on the NYSE under the symbol "URI."

    In connection with the offering, the Underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the Underwriters' option to purchase additional shares from the selling stockholder in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the Underwriters in the open market prior to the completion of the offering.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives of the Underwriters of this offering and may also be made available on websites maintained by other Underwriters. The representatives may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make Internet distributions on the same basis as other allocations.

    United Rentals estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $800,000. United Rentals and the selling stockholder will pay all such expenses, other than certain travel-related expenses.

    Each of the Underwriters has from time to time provided, and may in the future provide, financial advisory, investment banking and general financing and banking services to United Rentals and its affiliates, for which such Underwriter has received or may receive customary fees and commissions. Affiliates of Goldman, Sachs & Co., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Deutsche Banc Alex. Brown Inc. are lenders under our credit facility.

    United Rentals, the selling stockholder and Richard D. Colburn have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the shares offered will be passed upon for us by Weil, Gotshal & Manges LLP and Ehrenreich Eilenberg & Krause LLP. Cravath, Swaine & Moore has represented the underwriters in connection with this offering.

                                    EXPERTS
    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                             Page
                                                                                             -----
I: Unaudited Consolidated Financial Statements of United Rentals, Inc.
       Consolidated Balance Sheets--June 30, 2001 (unaudited) and December 31, 2000.........   F-2
       Consolidated Statements of Operations for the six months ended June 30, 2001 and
         2000 (unaudited)...................................................................   F-3
       Consolidated Statement of Stockholders' Equity for the six months ended June 30,
         2001 (unaudited)...................................................................   F-4
       Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and
         2000 (unaudited)...................................................................   F-5
       Notes to Unaudited Consolidated Financial Statements.................................   F-6
II:  Consolidated Financial Statements of United Rentals, Inc.
       Report of Independent Auditors.......................................................  F-18
       Consolidated Balance Sheets--December 31, 2000 and 1999..............................  F-19
       Consolidated Statements of Operations for the years ended December 31, 2000,
         1999 and 1998......................................................................  F-20
       Consolidated Statements of Stockholders' Equity for the years ended December 31,
         2000, 1999 and 1998................................................................  F-21
       Consolidated Statements of Cash Flows for the years ended to December 31, 2000,
         1999 and 1998......................................................................  F-22
       Notes to Consolidated Financial Statements...........................................  F-24

                             UNITED RENTALS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                          June 30,         December 31,
                                                                            2001               2000
-                                                                        ----------       ------------
                                                                       (In thousands, except share data)
ASSETS
Cash and cash equivalents............................................. $   36,135          $   34,384
Accounts receivable, net of allowance for doubtful accounts of $49,693
  in 2001 and $55,624 in 2000.........................................    490,555             469,594
Inventory.............................................................    114,570             133,380
Prepaid expenses and other assets.....................................    183,885             104,493
Rental equipment, net.................................................  1,851,404           1,732,835
Property and equipment, net...........................................    428,576             422,239
Goodwill, net of accumulated amortization of $131,975 in 2001 and
  $103,219 in 2000....................................................  2,199,876           2,215,532
Other intangible assets, net..........................................      9,645              11,476
                                                                         ----------        ----------
                                                                       $5,314,646          $5,123,933

                                                                         ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Accounts payable................................................... $  312,014          $  260,155
   Debt...............................................................  2,759,748           2,675,367
   Deferred taxes.....................................................    230,106             206,243
   Accrued expenses and other liabilities.............................    172,013             136,225
                                                                         ----------        ----------
       Total liabilities..............................................  3,473,881           3,277,990
Commitments and contingencies
Company-obligated mandatorily redeemable convertible preferred
  securities of a subsidiary trust....................................    300,000             300,000
Stockholders' equity:
   Preferred stock--$.01 par value, 5,000,000 shares authorized:
     Series A perpetual convertible preferred stock--
       $300,000 liquidation preference, 300,000 shares issued
       and outstanding................................................          3                   3
     Series B perpetual convertible preferred stock--
       $150,000 liquidation preference, 150,000 shares issued
       and outstanding................................................          2                   2
   Common stock--$.01 par value, 500,000,000 shares authorized,
     73,150,359 shares issued and outstanding in 2001 and
     71,065,707 in 2000...............................................        732                 711
   Additional paid-in capital.........................................  1,241,127           1,196,324
   Deferred compensation..............................................    (59,255)
   Retained earnings..................................................    372,880             355,850
   Accumulated other comprehensive loss...............................    (14,724)             (6,947)
                                                                         ----------        ----------
       Total stockholders' equity.....................................  1,540,765           1,545,943

                                                                         ----------        ----------
                                                                       $5,314,646          $5,123,933
                                                                         ==========        ==========


The accompanying notes are an integral part of these consolidated financial statements.

                             UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                                          Six Months Ended
                                                                              June 30,
                                                                       ---------------------
                                                                          2001       2000
                                                                       ---------- ----------
                                                                       (In thousands, except
                                                                          per share data)
Revenues:
Equipment rentals..................................................... $1,043,750 $  911,632
   Sales of rental equipment..........................................     72,239    155,171
   Sales of equipment and merchandise and other revenues..............    271,128    242,105

                                                                       ---------- ----------
Total revenues........................................................  1,387,117  1,308,908
Cost of revenues:
   Cost of equipment rentals, excluding depreciation..................    500,136    396,614
   Depreciation of rental equipment...................................    158,354    159,035
   Cost of rental equipment sales.....................................     42,381     91,168
   Cost of equipment and merchandise sales and other operating costs..    197,616    184,309

                                                                       ---------- ----------
Total cost of revenues................................................    898,487    831,126

                                                                       ---------- ----------
Gross profit..........................................................    488,630    477,782
Selling, general and administrative expenses..........................    221,715    210,969
Restructuring charge..................................................     28,922
Non-rental depreciation and amortization..............................     53,238     40,721
                                                                       ---------- ----------
Operating income......................................................    184,755    226,092
Interest expense......................................................    114,589    106,210
Preferred dividends of a subsidiary trust.............................      9,750      9,750
Other (income) expense, net...........................................      6,935       (312)
                                                                       ---------- ----------
Income before provision for income taxes and extraordinary item.......     53,481    110,444
Provision for income taxes............................................     25,134     45,834
                                                                       ---------- ----------
Income before extraordinary item......................................     28,347     64,610
Extraordinary item, net of tax benefit of $6,759......................     11,317
                                                                       ---------- ----------
Net income............................................................ $   17,030 $   64,610
                                                                       ========== ==========
Earnings per share--basic:
   Income before extraordinary item................................... $     0.40 $     0.90
   Extraordinary item, net............................................       0.16

                                                                       ---------- ----------
Net income............................................................ $     0.24 $     0.90

                                                                       ========== ==========
Earnings per share--diluted:
   Income before extraordinary item................................... $     0.31 $     0.70
   Extraordinary item, net............................................       0.13

                                                                       ---------- ----------
   Net income......................................................... $     0.18 $     0.70

                                                                       ========== ==========


The accompanying notes are an integral part of these consolidated financial statements.

                             UNITED RENTALS, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (Unaudited)

                          Series A        Series B
                          Perpetual       Perpetual
                         Convertible     Convertible                                                              Accumu-
                       Preferred Stock Preferred Stock    Common Stock                                             lated
                       --------------- --------------- -----------------                                           Other
                        Number          Number                            Additional  Deferred           Compre-  Compre-
                          of              of            Number             Paid-in    Compen-   Retained hensive  hensive
                        Shares  Amount  Shares  Amount of Shares   Amount  Capital     sation   Earnings Income    Loss
                       -------  ------ -------  ------ ----------  ------ ----------  --------  -------- -------  --------
                                                   (In thousands, except share data)
Balance, December
 31, 2000............. 300,000    $3   150,000    $2   71,065,707   $711  $1,196,324            $355,850          $ (6,947)
Comprehensive
 income:
 Net income...........                                                                            17,030 $17,030
 Other comprehensive
  income:
   Foreign currency
    translation
    adjustments.......                                                                                    (3,448)   (3,448)
   Cumulative effect
    on equity of
    adopting FAS
    133, net of tax
    of $1,784.........                                                                                    (2,516)   (2,516)
   Derivatives
    qualifying as
    hedges, net of
    tax of $1,287.....                                                                                    (1,813)   (1,813)

                                                                                                         -------
Comprehensive
 income...............                                                                                   $ 9,253

                                                                                                         =======
Issuance of common
 stock under
 deferred
 compensation
 plans................                                  2,767,041     28      60,621  $(60,649)
Amortization of
 deferred
 compensation.........                                                                   1,394
Issuance of common
 stock................                                      2,770                 50
Exercise of common
 stock options........                                    665,441      7       8,876
Shares repurchased
 and retired..........                                 (1,350,600)   (14)    (24,744)

                       -------    --   -------    --   ----------   ----  ----------  --------  --------          --------
Balance, June 30,
 2001................. 300,000    $3   150,000    $2   73,150,359   $732  $1,241,127  $(59,255) $372,880          $(14,724)

                       =======    ==   =======    ==   ==========   ====  ==========  ========  ========          ========


The accompanying notes are an integral part of these consolidated financial statements.

                             UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                                                      Six Months Ended
                                                                                                          June 30,
                                                                                                   ----------------------
                                                                                                      2001        2000
                                                                                                   -----------  ---------
                                                                                                       (In thousands)
Cash Flows From Operating Activities:
Net income........................................................................................ $    17,030  $  64,610
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization....................................................................     211,592    199,756
 Gain on sales of rental equipment................................................................     (29,858)   (64,003)
 Deferred taxes...................................................................................      17,427     14,571
 Amortization of deferred compensation............................................................       1,394
 Extraordinary item...............................................................................      18,076
 Restructuring charge.............................................................................      10,893
 Changes in operating assets and liabilities:
   Accounts receivable............................................................................     (20,853)   (31,981)
   Inventory......................................................................................      19,355    (13,616)
   Prepaid expenses and other assets..............................................................     (50,663)    (1,430)
   Accounts payable...............................................................................      51,567    137,285
   Accrued expenses and other liabilities.........................................................      52,495    (42,367)

                                                                                                   -----------  ---------
        Net cash provided by operating activities.................................................     298,455    262,825
Cash Flows From Investing Activities:
Purchases of rental equipment.....................................................................    (303,281)  (513,817)
Purchases of property and equipment...............................................................     (31,426)   (69,241)
Proceeds from sales of rental equipment...........................................................      72,239    155,171
In-process acquisition costs......................................................................      (2,140)    (2,445)
Payments of contingent purchase price.............................................................                 (6,553)
Purchases of other companies......................................................................     (37,801)  (265,084)

                                                                                                   -----------  ---------
        Net cash used in investing activities.....................................................    (302,409)  (701,969)
Cash Flows From Financing Activities:
Proceeds from debt................................................................................   1,979,155    376,903
Payments of debt..................................................................................  (1,926,282)   (38,217)
Proceeds from sale-leaseback......................................................................                147,515
Payments of financing costs.......................................................................     (27,118)    (7,164)
Proceeds from the exercise of common stock options................................................       8,156         96
Shares repurchased and retired....................................................................     (24,758)   (30,950)

                                                                                                   -----------  ---------
        Net cash provided by financing activities.................................................       9,153    448,183
Effect of foreign exchange rates..................................................................      (3,448)       342

                                                                                                   -----------  ---------
Net increase in cash and cash equivalents.........................................................       1,751      9,381
Cash and cash equivalents at beginning of period..................................................      34,384     23,811

                                                                                                   -----------  ---------
Cash and cash equivalents at end of period........................................................ $    36,135  $  33,192
                                                                                                   ===========  =========

Supplemental disclosure of cash flow information:
Cash paid for interest............................................................................ $   110,023  $ 101,046
Cash paid for income taxes, net of refunds........................................................ $       719  $  62,720

Supplemental disclosure of non-cash investing and financing activities:
The Company acquired the net assets and assumed certain liabilities of other companies as follows:
   Assets, net of cash acquired................................................................... $     5,457  $ 392,873
   Liabilities assumed............................................................................      (1,036)  (102,592)
   Less:
      Amounts paid through issuance of debt.......................................................        (600)   (25,197)

                                                                                                   -----------  ---------
                                                                                                         3,821    265,084
   Due to seller and other payments...............................................................      33,980

                                                                                                   -----------  ---------
        Net cash paid............................................................................. $    37,801  $ 265,084
                                                                                                   ===========  =========

The accompanying notes are an integral part of these consolidated financial statements.

                             UNITED RENTALS, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

General

    United Rentals, Inc., is principally a holding company ("Holdings" or the "Company") and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Separate footnote information is not presented for the financial statements of URI and subsidiaries as that information is substantially equivalent to that presented below. Earnings per share data is not provided for the operating results of URI and its subsidiaries as they are wholly owned subsidiaries of Holdings.

    The Consolidated Financial Statements of the Company included herein are unaudited and, in the opinion of management, such financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of the interim periods presented. Interim financial statements do not require all disclosures normally presented in year-end financial statements, and, accordingly, certain disclosures have been omitted. Results of operations for the six and three month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The Consolidated Financial Statements included herein should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

Impact of Recently Issued Accounting Standards

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." This standard revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material effect on the Company's consolidated financial position or results of operations.

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This standard addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. This standard is effective for all business combinations inititated after June 30, 2001.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This standard is effective for fiscal years beginning after December 15, 2001. However, this standard is immediately effective in cases where goodwill and intangible assets are acquired after June 30, 2001. Under this standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company is currently evaluating the impact SFAS No. 142 will have on its financial statements and will perform a fair value analysis of its goodwill in connection with the adoption of this standard on January 1, 2002.

Reclassifications

    Certain prior year balances have been reclassified to conform to the 2001 presentation.

                             UNITED RENTALS, INC.

2. Acquisitions

    During the six months ended June 30, 2001 and the year ended December 31, 2000, the Company completed two acquisitions and 53 acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

    The purchase prices for such acquisitions have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. The preliminary purchase price allocations that are subject to change primarily consists of rental and non-rental equipment valuations. These allocations are finalized within 12 months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

    The following table summarizes, on an unaudited pro forma basis, the results of operations of the Company for the six months ended June 30, 2000 as though each acquisition which was consummated during the period January 1, 2000 to June 30, 2001 as mentioned above and in Note 3 to the Notes to Consolidated Financial Statements included in the Company's 2000 Annual Report on Form 10-K was made on January 1, 2000 (in thousands, except per share data):

Revenues.................. $1,455,247
Net income................ $   71,418
Basic earnings per share.. $     0.98
Diluted earnings per share $     0.77

    Since the acquisitions made during the six months ended June 30, 2001 had an insignificant impact on the Company's pro forma results of operations, the pro forma results of operations for the six months ended June 30, 2001 are not shown.

    The unaudited pro forma results are based upon certain assumptions and estimates, which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

3. Restructuring Charge

    During the second quarter of 2001, the Company recorded a restructuring charge of approximately $28.9 million. The charge primarily relates to the closure or consolidation of underperforming branches and administrative offices, a reduction in the Company's workforce, and certain information technology project costs. Approximately $10.9 million of the charge is non-cash. Approximately $3.2 million has been paid during the second quarter of 2001. Of the remaining $14.8 million of this charge, approximately $8.6 million will be paid by December 31, 2001 and approximately $6.2 million will be paid in future periods.

    Components of the restructuring charge are as follows:


                                                             Balance
                                   Restructuring Activity in June 30,
                                      Charg-e       2001       2001
                                   ------------- ----------- --------
   Costs to vacate facilities.....    $18,291      $ 9,779   $ 8,512
   Workforce reduction costs......      5,666        1,296     4,370
   Information technology costs...      4,965        3,042     1,923
                                      -------      -------   -------
                                      $28,922      $14,117   $14,805
                                      =======      =======   =======

                             UNITED RENTALS, INC.

    Under the restructuring plan, 31 underperforming branches and five administrative offices will be closed or consolidated, the Company's workforce will be reduced by 489 through the termination of branch and administrative personnel (including 437 terminated as of June 30, 2001), and certain information technology hardware and software will no longer be used. The workforce reduction costs primarily represent severance. The costs to vacate facilities primarily represent the payment of obligations under leases offset by estimated sublease opportunities ($9.9 million), the write-off of capital improvements made to such facilities ($2.8 million) and the write-off of related goodwill ($5.6 million). As of June 30, 2001, 18 of the 31 underperforming branches have been closed or consolidated and the remaining 13 underperforming branches will be closed or consolidated by December 31, 2001. The information technology costs represent the abandonment of certain information technology projects ($2.5 million) and the payment of obligations under equipment leases relating to such projects ($2.5 million).


4. Refinancing of Debt

    In April 2001, URI issued $450.0 million aggregate principal amount of 10 3/4% senior notes. Concurrent with the issuance of the senior notes, URI entered into a new senior secured credit facility. The new credit facility is comprised of a $750.0 million term loan and a $750.0 million revolving credit facility. The proceeds from the new senior notes and new senior secured credit facility were used to refinance outstanding secured indebtedness of approximately $1,664.5 million and obligations under a synthetic lease of $31.2 million. As a result of the refinancing, the Company recorded an extraordinary charge of approximately $18.1 million ($11.3 million, net of tax), primarily related to the write-off of financing fees, and a charge of approximately $7.8 million recorded in other (income) expense, net related to refinancing costs of the synthetic lease.

    10 3/4% Senior Notes. On April 20, 2001, URI sold $450.0 million aggregate principal amount of 10 3/4% Senior Notes Due 2008. The net proceeds from the sale of the notes were approximately $439.9 million (after deducting the initial purchasers' discount and offering expenses). The notes mature on April 15, 2008. The notes are unsecured and are guaranteed by Holdings and by URI's domestic subsidiaries. URI may, at its option, redeem the notes on or after April 15, 2005, at specified redemption prices which range from 105.375% in 2005 to 100.0% in 2007 and thereafter. In addition, on or prior to April 15, 2004, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding notes, at a redemption price of 110.75%. The indenture governing the notes contains certain restrictive covenants, including limitations on (i) additional indebtedness, (ii) restricted payments,
(iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

    New Revolving Credit Facility. The revolving credit facility enables URI to borrow up to $750.0 million on a revolving basis and enables one of its Canadian subsidiaries to borrow up to $40.0 million (provided that the aggregate borrowings of URI and the Canadian subsidiary may not exceed $750.0 million). Up to $100.0 million of the revolving credit facility is available in the form of letters of credit. The revolving credit facility will mature and terminate on October 20, 2006.

    Borrowings under the revolving credit facility will until October 20, 2001, accrue interest, at our option, at either (A) the ABR Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.00% or (B) an adjusted LIBOR rate plus a margin of 2.0%. From and after October 20, 2001, the above interest rate margins will be adjusted quarterly based on our funded debt to cash flow ratio, up to maximum margins of 1.75% and

                             UNITED RENTALS, INC.

2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively.

    If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum.

    URI is also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

    New Term Loan. On April 20, 2001, URI obtained a $750.0 million term loan. Amounts repaid in respect of the term loan may not be reborrowed. URI must repay the principal of the term loan in installments, over six and one-half years, as follows: (i) on June 30, 2001 and on the last day of each calendar quarter thereafter up to and including September 30, 2006, URI must repay $1.9 million and (ii) on the last day of each calendar quarter thereafter through June 30, 2007 and on August 31, 2007, URI must repay $177.2 million.

    Borrowings under the term loan accrue interest, at URI's option, at either
(a) the ABR rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 2.0%, or (b) an adjusted LIBOR rate plus a margin of 3.0%.

    Covenants. The agreement governing the new senior secured credit facility contains certain covenants that requires the Company to, among other things, satisfy certain financial tests relating to: (a) the ratio of senior debt to cash flow, (b) minimum interest coverage ratio, (c) the ratio of funded debt to cash flow, and (d) the ratio of senior debt to tangible assets. This agreement also contains various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied.

    Security and Guarantees. URI's obligations under the new senior secured facility are, subject to limited exceptions, (i) guaranteed by Holdings and URI's United States subsidiaries and (ii) secured by substantially all of the assets of URI and its United States subsidiaries, the stock of URI and the stock of Holdings' other United States subsidiaries and a portion of the stock of Holdings' Canadian subsidiaries. The obligations of the Canadian subsidiary that may borrow under the revolving credit facility are guaranteed by URI and the Company's other Canadian subsidiaries and secured by substantially all of the assets of this Canadian subsidiary and the stock of its subsidiaries.

5. Receivables Securitization

    During the quarter ended June 30, 2001, the Company obtained an additional $112.0 million in cash through the securitization of certain of its accounts receivable through its existing $250.0 million receivable securitization facility. In the securitization transactions, the Company transferred accounts receivable to a special purpose vehicle (the "SPV"), which in turn pledged those receivables to secure borrowings that the SPV incurred to finance its acquisition of those receivables. The borrowings generally accrue interest at the blended commercial paper rate for commercial paper issued by Gramercy Capital Corporation to fund such borrowings plus a margin of 0.75% per annum. The SPV's borrowings are an obligation of the SPV and not of the Company or URI, and the lenders' recourse in respect of the borrowings is generally limited to collections that the SPV receives on the receivables. Collections on the receivables are used to service the borrowings. From time to time prior to June

                             UNITED RENTALS, INC.

2002, subject to certain conditions, collections from the receivables may be reinvested by the SPV in additional accounts receivable originated by the Company. Subject to certain conditions, the term of the receivables securitization may be extended until December 2003. As of June 30, 2001, approximately $212.0 million of borrowings was outstanding under the receivables securitization facility.

6. Earnings Per Share

    The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                 Six Months
                                                                    Ended
                                                                  June 30,
                                                               ---------------
                                                                2001    2000
                                                               ------- -------
  Numerator:
     Income before extraordinary item......................... $28,347 $64,610
  Denominator:
     Denominator for basic earnings per share--
     weighted-average shares..................................  71,026  71,844
     Effect of dilutive securities:
         Employee stock options...............................   1,850   1,144
         Warrants.............................................   3,056   2,435
         Series A perpetual convertible preferred stock.......  12,000  12,000
         Series B perpetual convertible preferred stock.......   5,000   5,000

                                                               ------- -------
     Denominator for diluted earnings per share--
     adjusted weighted-average shares.........................  92,932  92,423

                                                               ======= =======
  Earnings per share-basic:
     Income before extraordinary item......................... $  0.40 $  0.90
     Extraordinary item, net..................................    0.16

                                                               ------- -------
     Net Income............................................... $  0.24 $  0.90

                                                               ======= =======
  Earnings per share-diluted:
     Income before extraordinary item-........................ $  0.31 $  0.70
     Extraordinary item, net.................................. $  0.13

                                                               ======= =======
     Net income............................................... $  0.18 $  0.70

                                                               ======= =======

7. Stock Plans

    2001 Senior Stock Plan. In June 2001, the Company's shareholders approved the adoption of the 2001 Senior Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to our officers and directors. The maximum number of shares of common stock that can be issued under the plan is 4,000,000. The Company records each share that is awarded under this plan at an amount no less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after June 5, 2011. As of June 30, 2001, 2,015,000 shares had been awarded under this plan. Determinations concerning the persons to receive awards, the form,

                             UNITED RENTALS, INC.

amount and timing of such awards and terms and provisions of such awards are made by the Board of Directors (or a committee appointed by the Board of Directors).

    2001 Stock Plan. In March 2001, the Company adopted the 2001 Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to certain employees (other than officers and directors) and others who render services to the Company. The maximum number of shares of common stock that can be issued under the plan is 2,000,000. The Company records each share that is awarded under this plan at an amount no less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after March 23, 2011. As of June 30, 2001, 752,041 shares had been awarded under this plan. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board of Directors (or a committee appointed by the Board of Directors).

    The Company records the issuance of restricted shares at the quoted market price on the date of the grants. Amortization of deferred compensation is then recognized on a straight-line basis over the related vesting period.

8. Comprehensive Income

    The following table sets forth the Company's comprehensive income (in thousands):

                                                             Six Months
                                                               Ended
                                                              June 30,
                                                          ----------------
                                                           2001     2000
                                                          -------  -------
      Net income......................................... $17,030  $64,610
      Other comprehensive gain (loss):
         Foreign currency translation adjustment.........  (3,448)     342
         Cumulative effect on equity of adopting FAS 133.  (2,516)
         Derivatives qualifying as hedges................  (1,813)

                                                          -------  -------
      Comprehensive income............................... $ 9,253  $64,952
                                                          =======  =======

9. Derivative Financial Instruments

    The FASB issued, and subsequently amended, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which became effective for the Company on January 1, 2001. Under SFAS No. 133, all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative and whether or not it qualifies as a hedge.

    The Company occasionally uses derivative financial instruments to manage its risk associated with fluctuations in interest rates on its debt. As of June 30, 2001, the Company had outstanding interest rate swap agreements that converts a portion, or $200.0 million, of its variable rate term loan to a fixed rate instrument through 2003. These swap agreements are designated as cash flow hedges and changes in fair value of the hedges are recorded in other comprehensive income and reclassified into earnings in the same periods during which the hedged transaction affects earnings. There is no ineffectiveness related to these hedges.

                             UNITED RENTALS, INC.

10. Condensed Consolidating Financial Information of Guarantor Subsidiaries

    Certain indebtedness of URI, a wholly-owned subsidiary of Holdings (the "Parent"), is guaranteed by URI's United States subsidiaries (the "guarantor subsidiaries") and, in certain cases, also by Parent. However, this indebtedness is not guaranteed by URI's foreign subsidiaries (the "non-guarantor subsidiaries"). The guarantor subsidiaries are all wholly owned and the guarantees are made on a joint and several basis and are full and unconditional (subject to subordination provisions and subject to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws). Separate consolidated financial statements of the guarantor subsidiaries have not been presented because management believes such information would not be material to investors. However, condensed consolidating financial information as of June 30, 2001 and December 31, 2000 and for the six and three months ended June 30, 2001 and 2000, are presented. The condensed consolidating financial information of URI and its subsidiaries are as follows:

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                                     June 30, 2001
                                      --------------------------------------------------------------------------
                                                                               Non-
                                                               Guarantor    Guarantor    Other and   Consolidated
                                        Parent       URI      Subsidiaries Subsidiaries Eliminations    Total
                                      ----------  ----------  ------------ ------------ ------------ ------------
                                                                    (In thousands)
ASSETS
Cash and cash equivalents............                          $   30,586   $   5,549                 $   36,135
Accounts receivable, net.............             $   59,479      324,470     106,606                    490,555
Intercompany receivable (payable)....                211,682       49,370    (261,052)
Inventory............................                 52,232       56,973       5,365                    114,570
Prepaid expenses and other assets....                 54,508      119,215       1,176   $     8,986      183,885
Rental equipment, net................                956,034      768,444     126,926                  1,851,404
Property and equipment, net.......... $   35,111     143,055      233,614      16,796                    428,576
Investment in subsidiaries...........  1,814,909   2,330,924                             (4,145,833)
Intangible assets, net...............                869,416    1,209,403     130,702                  2,209,521

                                      ----------  ----------   ----------   ---------   -----------   ----------
                                      $1,850,020  $4,677,330   $2,792,075   $ 132,068   $(4,136,847)  $5,314,646

                                      ==========  ==========   ==========   =========   ===========   ==========
LIABILITIES AND STOCKHOLDER'S
 EQUITY
Liabilities:
   Accounts payable..................             $   71,448   $  222,935   $  17,631                 $  312,014
   Debt.............................. $  300,000   2,523,718      214,768      21,262   $  (300,000)   2,759,748
   Deferred income taxes.............                230,056           50                                230,106
   Accrued expenses and other
    liabilities......................      9,255      42,280       93,864      13,681        12,933      172,013

                                      ----------  ----------   ----------   ---------   -----------   ----------
      Total liabilities..............    309,255   2,867,502      531,617      52,574      (287,067)   3,473,881
Commitments and contingencies........
Company-obligated mandatorily
 redeemable convertible preferred
 securities of a subsidiary trust....                                                       300,000      300,000
Stockholders' equity:
   Preferred Stock...................          5                                                               5
   Common stock......................        732                                                             732
   Additional paid-in capital........  1,241,127   1,496,393    1,838,411      65,901    (3,400,705)   1,241,127
   Deferred compensation.............    (59,255)                                                        (59,255)
   Retained earnings.................    372,880     317,764      422,047      23,988      (763,799)     372,880
   Accumulated other comprehensive
    income...........................    (14,724)     (4,329)                 (10,395)       14,724      (14,724)

                                      ----------  ----------   ----------   ---------   -----------   ----------
      Total stockholders' equity.....  1,540,765   1,809,828    2,260,458      79,494    (4,149,780)   1,540,765

                                      ----------  ----------   ----------   ---------   -----------   ----------
                                      $1,850,020  $4,677,330   $2,792,075   $ 132,068   $(4,136,847)  $5,314,646

                                      ==========  ==========   ==========   =========   ===========   ==========

                             UNITED RENTALS, INC.

                     CONDENSED CONSOLIDATING BALANCE SHEET


                                                                  December 31, 2000
                                      -------------------------------------------------------------------------
                                                                              Non-
                                                              Guarantor    Guarantor    Other and   Consolidated
                                        Parent       URI     Subsidiaries Subsidiaries Eliminations    Total
                                      ----------  ---------- ------------ ------------ ------------ ------------
                                                             (In thousands)
Assets
Cash and cash equivalents............                         $   29,733   $   4,651                 $   34,384
Accounts receivable, net.............             $  216,444     143,295     109,855                    469,594
Intercompany receivable (payable)....                319,423     (55,187)   (264,236)
Inventory............................                 54,022      73,979       5,379                    133,380
Prepaid expenses and other assets....                 28,263      75,633         597                    104,493
Rental equipment, net................                837,972     766,219     128,644                  1,732,835
Property and equipment, net.......... $   34,807     139,871     231,195      16,366                    422,239
Investment in subsidiaries...........  1,839,952   2,257,692                           $(4,097,644)
Intangible assets, net...............                960,444   1,132,438     134,126                  2,227,008

                                      ----------  ----------  ----------   ---------   -----------   ----------
                                      $1,874,759  $4,814,131  $2,397,305   $ 135,382   $(4,097,644)  $5,123,933

                                      ==========  ==========  ==========   =========   ===========   ==========
Liabilities and Stockholder's Equity
Liabilities:
   Accounts payable..................             $   78,623  $  165,677   $  15,855                 $  260,155
   Debt.............................. $  300,000   2,647,144       3,484      24,739   $  (300,000)   2,675,367
   Deferred income taxes.............                186,091      20,702        (550)                   206,243
   Accrued expenses and other
    liabilities......................     28,816      86,560      18,862      13,750       (11,763)     136,225

                                      ----------  ----------  ----------   ---------   -----------   ----------
      Total liabilities..............    328,816   2,998,418     208,725      53,794      (311,763)   3,277,990
Commitments and contingencies........
Company-obligated mandatorily
 redeemable convertible preferred
 securities of a subsidiary trust....                                                      300,000      300,000
Stockholders' equity:
   Preferred stock...................          5                                                              5
   Common stock......................        711                                                            711
   Additional paid-in capital........  1,196,324   1,488,238   1,830,500      65,657    (3,384,395)   1,196,324
   Retained earnings.................    355,850     327,475     358,080      22,878      (708,433)     355,850
   Accumulated other comprehensive
    loss.............................     (6,947)                             (6,947)        6,947       (6,947)

                                      ----------  ----------  ----------   ---------   -----------   ----------
      Total stockholders' equity.....  1,545,943   1,815,713   2,188,580      81,588    (4,085,881)   1,545,943

                                      ----------  ----------  ----------   ---------   -----------   ----------
                                      $1,874,759  $4,814,131  $2,397,305   $ 135,382   $(4,097,644)  $5,123,933

                                      ==========  ==========  ==========   =========   ===========   ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

                                                              For the Six Months Ended June 30, 2001
                                             ------------------------------------------------------------------------
                                                                  Guarantor   Non-Guarantor  Other and   Consolidated
                                              Parent     URI     Subsidiaries Subsidiaries  Eliminations    Total
                                             --------  --------  ------------ ------------- ------------ ------------
                                                                          (In thousands)
Revenues:
   Equipment rentals........................           $446,995    $549,950      $46,805                  $1,043,750
   Sales of rental equipment................             33,722      32,104        6,413                      72,239
     Sales of equipment and merchandise
      and other revenues....................            127,949     128,094       15,085                     271,128

                                             --------  --------    --------      -------      --------    ----------
Total revenues..............................            608,666     710,148       68,303                   1,387,117
Cost of revenues:
    Cost of equipment rentals, excluding
     depreciation...........................            191,408     284,455       24,273                     500,136
   Depreciation of rental equipment.........             77,870      70,337       10,147                     158,354
   Cost of rental equipment sales...........             21,190      17,387        3,804                      42,381
    Cost of equipment and merchandise
     sales and other operating costs........             95,705      90,819       11,092                     197,616

                                             --------  --------    --------      -------      --------    ----------
Total cost of revenues......................            386,173     462,998       49,316                     898,487

                                             --------  --------    --------      -------      --------    ----------
Gross profit................................            222,493     247,150       18,987                     488,630
Selling, general and administrative
 expenses...................................             94,457     114,886       12,372                     221,715
Restructuring charge........................             28,922                                               28,922
Non-rental depreciation and amortization.... $  4,286    20,291      25,725        2,936                      53,238

                                             --------  --------    --------      -------      --------    ----------
Operating income (loss).....................   (4,286)   78,823     106,539        3,679                     184,755
Interest expense............................    9,750   107,825       6,046          718      $ (9,750)      114,589
Preferred dividends of a subsidiary trust...                                                     9,750         9,750
Other (income) expense, net.................             14,725      (8,853)       1,063                       6,935

                                             --------  --------    --------      -------      --------    ----------
Income (loss) before provision (benefit) for
 income taxes and extraordinary item........  (14,036)  (43,727)    109,346        1,898                      53,481
Provision (benefit) for income taxes........   (6,270)  (14,763)     45,379          788                      25,134

                                             --------  --------    --------      -------      --------    ----------
Income before extraordinary item and equity
 in net earnings of subsidiaries............   (7,766)  (28,964)     63,967        1,110                      28,347
Extraordinary item..........................             11,317                                               11,317

                                             --------  --------    --------      -------      --------    ----------
Income (loss) before equity in net earnings
 of subsidiaries............................   (7,766)  (40,281)     63,967        1,110                      17,030
Equity in net earnings of subsidiaries......   24,796    65,077                               $(89,873)

                                             --------  --------    --------      -------      --------    ----------
Net income.................................. $ 17,030  $ 24,796    $ 63,967      $ 1,110      $(89,873)   $   17,030

                                             ========  ========    ========      =======      ========    ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS


                                                       For the Six Months Ended June 30, 2000
                                       ----------------------------------------------------------------------
                                                                            Non-
                                                            Guarantor    Guarantor    Other and   Consolidated
                                        Parent     URI     Subsidiaries Subsidiaries Eliminations    Total
                                       --------  --------  ------------ ------------ ------------ ------------
                                                                   (In thousands)
Revenues:
   Equipment rentals..................           $378,801    $484,540     $48,291                  $  911,632
   Sales of rental equipment..........             74,484      68,315      12,372                     155,171
   Sales of equipment and
   merchandise and other revenues.....            112,041     114,201      15,863                     242,105

                                       --------  --------    --------     -------     ---------    ----------
Total revenues........................            565,326     667,056      76,526                   1,308,908
Cost of revenues:
   Cost of equipment rentals,
   excluding depreciation.............            162,317     211,389      22,908                     396,614
   Depreciation of rental equipment...             70,016      79,670       9,349                     159,035
   Cost of rental equipment sales.....             43,989      39,471       7,708                      91,168
   Cost of equipment and
   merchandise sales and other
   operating costs....................             91,840      79,645      12,824                     184,309

                                       --------  --------    --------     -------     ---------    ----------
Total cost of revenues................            368,162     410,175      52,789                     831,126

                                       --------  --------    --------     -------     ---------    ----------
Gross profit..........................            197,164     256,881      23,737                     477,782
Selling, general and administrative
 expenses.............................             92,687     106,523      11,759                     210,969
Non-rental depreciation and
 amortization......................... $  3,566    17,912      16,597       2,646                      40,721

                                       --------  --------    --------     -------     ---------    ----------
Operating income......................   (3,566)   86,565     133,761       9,332                     226,092
Interest expense......................    9,750   104,617         195       1,398     $  (9,750)      106,210
Preferred dividends of a subsidiary
 trust................................                                                    9,750         9,750
Other (income) expense, net...........              3,929      (4,422)        181                        (312)

                                       --------  --------    --------     -------     ---------    ----------
Income (loss) before provision for
 income taxes.........................  (13,316)  (21,981)    137,988       7,753                     110,444
Provision (benefit) for income taxes..   (5,575)   (9,122)     57,265       3,266                      45,834

                                       --------  --------    --------     -------     ---------    ----------
Income (loss) before equity in net
 earnings of subsidiaries.............   (7,741)  (12,859)     80,723       4,487                      64,610
Equity in net earnings of subsidiaries   72,351    85,210                             $(157,561)

                                       --------  --------    --------     -------     ---------    ----------
Net income............................ $ 64,610  $ 72,351    $ 80,723     $ 4,487     $(157,561)   $   64,610

                                       ========  ========    ========     =======     =========    ==========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION

                                                             For the Six Months Ended June 30, 2001
                                          --------------------------------------------------------------------------
                                                                  Guarantor   Non-guarantor  Other and
                                           Parent       URI      Subsidiaries Subsidiaries  Eliminations Consolidated
                                          --------  -----------  ------------ ------------- ------------ ------------
                                                                         (In thousands)
Net cash provided by (used in) operating
 activities.............................. $ (4,007) $   205,885    $ 78,440     $ 18,137                 $   298,455
Cash flows from investing activities:
   Purchases of rental equipment.........              (199,566)    (89,546)     (14,169)                   (303,281)
   Purchases of property and
    equipment............................   (3,603)      (6,627)    (18,907)      (2,289)                    (31,426)
   Proceeds from sales of rental
    equipment............................                33,722      32,104        6,413                      72,239
   Capital contributed to subsidiary.....   (8,155)                                           $  8,155
   Purchases of other companies..........               (36,983)                    (818)                    (37,801)
   In-process acquisition costs..........   (2,140)                                                           (2,140)

                                          --------  -----------    --------     --------      --------   -----------
      Net cash used in investing
       activities........................  (13,898)    (209,454)    (76,349)     (10,863)        8,155       (302,409)
Cash flows from financing activities:
   Proceeds from debt....................             1,979,144          11                                1,979,155
   Payments of debt......................            (1,922,168)     (1,249)      (2,865)                 (1,926,282)
   Payments of financing costs...........               (27,055)                     (63)                    (27,118)
   Capital contributions by parent.......                 8,155                                 (8,155)
   Dividend distributions to parent......               (34,507)                                34,507
   Shares repurchased and retired........  (24,758)                                                          (24,758)
   Proceeds from the exercise of
    common stock options.................    8,156                                                             8,156
   Proceeds from the dividends from
    subsidiary...........................   34,507                                             (34,507)

                                          --------  -----------    --------     --------      --------   -----------
      Net cash provided by (used in)
       financing activities..............   17,905        3,569      (1,238)      (2,928)       (8,155)        9,153
   Effect of foreign exchange rates......                                         (3,448)                     (3,448)

                                          --------  -----------    --------     --------      --------   -----------
   Net decrease in cash and cash
    equivalents..........................                               853          898                       1,751
   Cash and cash equivalents at
    beginning of period..................                            29,733        4,651                      34,384

                                          --------  -----------    --------     --------      --------   -----------
   Cash and cash equivalents at end
    of period............................                          $ 30,586     $  5,549                 $    36,135

                                          ========  ===========    ========     ========      ========   ===========
Supplemental disclosure of cash flow
 information:
   Cash paid for interest................ $  9,750  $    94,892    $  4,562     $    819                 $   110,023
   Cash paid for income taxes, net of
    refunds..............................           $     1,584                 $   (865)                $       719
Supplemental disclosure of non-cash
 investing and financing activities:
The Company acquired the net assets
 and assumed certain liabilities of other
 companies as follows:
   Assets, net of cash acquired..........           $     4,624                 $    833                 $     5,457
   Liabilities assumed...................                  (842)                    (194)                     (1,036)
   Less:
      Amounts paid through issuance
       of debt...........................                  (600)                                                (600)

                                          --------  -----------    --------     --------      --------   -----------
                                                          3,182                      639                       3,821
   Due to seller and other payments......                33,801                      179                      33,980

                                          --------  -----------    --------     --------      --------   -----------
      Net cash paid......................           $    36,983                 $    818                 $    37,801

                                          ========  ===========    ========     ========      ========   ===========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION


                                                            For the Six Months Ended June 30, 2000
                                                 -----------------------------------------------------------  ------------
                                                                       Guarantor   Non-guarantor  Other and
                                                  Parent      URI     Subsidiaries Subsidiaries  Eliminations Consolidated
-                                                --------  ---------  ------------ ------------- ------------ ------------
                                                                              (In thousands)
Net cash provided by (used in) operating
 activities                                      $  1,117  $(106,798)  $ 356,725     $ 11,772      $      9    $ 262,825
Cash flows from investing activities:
   Purchases of rental equipment................            (127,778)   (368,805)     (17,234)                  (513,817)
   Purchases of property and equipment..........  (13,585)   (12,678)    (41,512)      (1,466)                   (69,241)
   Proceeds from sales of rental equipment......              74,484      68,315       12,372                    155,171
   Payments of contingent purchase price........                (851)     (5,702)                                 (6,553)
   Purchases of other companies.................            (261,982)                  (3,102)                  (265,084)
   Capital contributed to subsidiary............      (96)                                               96
   In-process acquisition costs.................   (2,445)                                                        (2,445)

                                                 --------  ---------   ---------     --------      --------    ---------
      Net cash used in investing activities.....  (16,126)  (328,805)   (347,704)      (9,430)           96     (701,969)
Cash flows from financing activities:
   Proceeds from debt...........................             357,250      19,653                                 376,903
   Payments of debt.............................             (19,929)    (14,037)      (4,251)                   (38,217)
   Proceeds from sale-leaseback.................             147,515                                             147,515
   Payments of financing costs..................              (7,155)                                    (9)      (7,164)
   Capital contributions by parent..............                  96                                    (96)
   Dividend distributions to parent.............             (45,863)                                45,863
   Proceeds from the exercise of common
    stock options...............................       96                                                             96
   Proceeds from dividends from subsidiary......   45,863                                           (45,863)
   Shares repurchased and retired...............  (30,950)                                                       (30,950)

                                                 --------  ---------   ---------     --------      --------    ---------
      Net cash provided by (used in)
       financing activities.....................   15,009    431,914       5,616       (4,251)         (105)     448,183
   Effect of foreign exchange rates.............                                          342                        342

                                                 --------  ---------   ---------     --------      --------    ---------
   Net increase (decrease) in cash and
    cash equivalents............................              (3,689)     14,637       (1,567)                     9,381
   Cash and cash equivalents at beginning
    of period...................................               3,689      16,414        3,708                     23,811

                                                 --------  ---------   ---------     --------      --------    ---------
   Cash and cash equivalents at end of
    period......................................                       $  31,051     $  2,141                  $  33,192

                                                 ========  =========   =========     ========      ========    =========
Supplemental disclosure of cash flow
 information:
   Cash paid for interest....................... $  9,750  $  89,682   $     243     $  1,371                  $ 101,046
   Cash paid for income taxes...................           $  55,791                 $  6,929                  $  62,720
Supplemental disclosure of non-cash
 investing and financing activities:
The Company acquired the net assets and
 assumed certain liabilities of other
 companies as follows:
   Assets, net of cash acquired.................           $ 387,989                 $  4,884                  $ 392,873
   Liabilities assumed..........................            (100,810)                  (1,782)                  (102,592)
   Less:
      Amounts paid through issuance of
       debt.....................................             (25,197)                                            (25,197)

                                                 --------  ---------   ---------     --------      --------    ---------
         Net cash paid..........................           $ 261,982                 $  3,102                  $ 265,084

                                                 ========  =========   =========     ========      ========    =========

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
United Rentals, Inc.

    We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                    /S/ ERNST & YOUNG LLP
MetroPark, New Jersey
February 23, 2001

                             UNITED RENTALS, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                             December 31
                                                                        ----------------------
                                                                           2000        1999
                                                                        ----------  ----------
                                                                        (In thousands, except
                                                                             share data)
Assets
Cash and cash equivalents.............................................. $   34,384  $   23,811
Accounts receivable, net of allowance for doubtful accounts of $55,624
  and $58,376 at 2000 and 1999, respectively...........................    469,594     434,985
Inventory..............................................................    133,380     129,473
Prepaid expenses and other assets......................................    104,493      81,457
Rental equipment, net..................................................  1,732,835   1,659,733
Property and equipment, net............................................    422,239     304,907
Goodwill, net of accumulated amortization of $103,219 and
  $49,556 at 2000 and 1999, respectively...............................  2,215,532   1,853,279
Other intangible assets, net...........................................     11,476      10,093
                                                                        ----------  ----------
                                                                        $5,123,933  $4,497,738
                                                                        ==========  ==========
Liabilities and Stockholders' Equity
Liabilities:
   Accounts payable.................................................... $  260,155  $  242,946
   Debt................................................................  2,675,367   2,266,148
   Deferred taxes......................................................    206,243      81,229
   Accrued expenses and other liabilities..............................    136,225     209,929

                                                                        ----------  ----------
       Total liabilities...............................................  3,277,990   2,800,252
Commitments and contingencies
Company-obligated mandatorily redeemable convertible preferred
  securities of a subsidiary trust.....................................    300,000     300,000
Stockholders' equity:
   Preferred stock--$.01 par value, 5,000,000 shares authorized:
     Series A perpetual convertible preferred stock--$300,000
       liquidation preference, 300,000 shares issued and outstanding
       in 2000 and 1999................................................          3           3
     Series B perpetual convertible preferred stock--$150,000
       liquidation preference, 150,000 shares issued and outstanding
       in 2000 and 1999................................................          2           2
   Common stock--$.01 par value, 500,000,000 shares authorized,
     71,065,707 shares issued and outstanding in 2000 and
     72,051,095 shares issued and outstanding in 1999..................        711         721
   Additional paid-in capital..........................................  1,196,324   1,216,968
   Retained earnings...................................................    355,850     179,475
   Accumulated other comprehensive (loss) income.......................     (6,947)        317

                                                                        ----------  ----------
       Total stockholders' equity......................................  1,545,943   1,397,486

                                                                        ----------  ----------
                                                                        $5,123,933  $4,497,738

                                                                        ==========  ==========

                            See accompanying notes.

                             UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year Ended December 31
                                                       ---------------------------------------
                                                           2000          1999         1998
                                                        ----------    ----------   ----------
                                                       (in thousands, except per share amounts
Revenues:
 Equipment rentals.................................... $2,056,683    $1,581,026   $  895,466
 Sales of rental equipment............................    347,678       235,678      119,620
 Sales of equipment and merchandise and other revenues    514,500       416,924      205,196
                                                        ----------    ----------   ----------
Total revenues........................................  2,918,861     2,233,628    1,220,282
Cost of revenues:
 Cost of equipment rentals, excluding depreciation....    907,477       676,972      394,750
 Depreciation of rental equipment.....................    328,131       280,641      175,910
 Cost of rental equipment sales.......................    208,182       136,678       66,136
 Cost of equipment and merchandise sales and other
   operating costs....................................    386,501       314,419      160,038
                                                        ----------    ----------   ----------
Total cost of revenues................................  1,830,291     1,408,710      796,834
                                                        ----------    ----------   ----------
Gross profit..........................................  1,088,570       824,918      423,448
Selling, general and administrative expenses..........    454,330       352,595      195,620
Merger-related expenses...............................                                47,178
Non-rental depreciation and amortization..............     86,301        62,867       35,248
                                                        ----------    ----------   ----------
Operating income......................................    547,939       409,456      145,402
Interest expense......................................    228,779       139,828       64,157
Preferred dividends of a subsidiary trust.............     19,500        19,500        7,854
Other (income) expense, net...........................     (1,836)        8,321       (4,906)
                                                        ----------    ----------   ----------
Income before provision for income taxes and
  extraordinary item..................................    301,496       241,807       78,297
Provision for income taxes............................    125,121        99,141       43,499
                                                        ----------    ----------   ----------
Income before extraordinary item......................    176,375       142,666       34,798
Extraordinary item, net of tax benefit of $14,255.....                                21,337
                                                        ----------    ----------   ----------
Net income............................................ $  176,375    $  142,666   $   13,461
                                                        ==========    ==========   ==========
Earnings per share--basic:
 Income before extraordinary item..................... $     2.48    $     2.00   $     0.53
 Extraordinary item, net..............................                                  0.33
                                                        ----------    ----------   ----------
 Net income........................................... $     2.48    $     2.00   $     0.20
                                                        ==========    ==========   ==========
Earnings per share--diluted:
 Income before extraordinary item..................... $     1.89    $     1.53   $     0.48
 Extraordinary item, net..............................                                  0.30
                                                        ----------    ----------   ----------
 Net income........................................... $     1.89    $     1.53   $     0.18
                                                        ==========    ==========   ==========

                            See accompanying notes.

                             UNITED RENTALS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       Series A        Series B
                                       Perpetual       Perpetual
                                      Convertible     Convertible
                                    Preferred Stock Preferred Stock    Common Stock
                                    --------------- --------------- -----------------
                                     Number          Number           Number           Additional            Compre-
                                       of              of               of              Paid-in    Retained  hensive
                                     Shares  Amount  Shares  Amount   Shares    Amount  Capital    Earnings  Income
                                    -------  ------ -------  ------ ----------  ------ ----------  --------  --------
                                                                  (In thousands, except share amounts)
Balance, December 31, 1997.........                                 56,239,375   $562  $  401,758  $ 44,068
  Comprehensive income:
   Net income......................                                                                  13,461  $ 13,461
   Other comprehensive income:
    Foreign currency translation
     adjustments...................                                                                              (281)
                                                                                                             --------
  Comprehensive income.............                                                                          $ 13,180
                                                                                                             ========
  Issuance of common stock and
   warrants........................                                 10,813,255    108     267,214
  Conversion of convertible notes..                                     30,947                461
  Cancellation of common stock.....                                   (137,600)    (1)          1
  Reclassification of Subchapter S
   accumulated earnings to paid-
   in-capital......................                                                        18,979   (18,979)
  Pooling-of-interests.............                                  1,456,997     15         (14)    1,795
  Exercise of common stock
   options.........................                                     25,025                619
  Subchapter S distributions of a
   pooled entity...................                                                                  (3,536)
                                                                    ----------   ----  ----------  --------
Balance, December 31, 1998.........                                 68,427,999    684     689,018    36,809
  Comprehensive income:
   Net income......................                                                                 142,666  $142,666
   Other comprehensive income:
    Foreign currency translation
     adjustments...................                                                                               598
                                                                                                             --------
  Comprehensive income.............                                                                          $143,264
                                                                                                             ========
  Issuance of Series A perpetual
   convertible preferred stock..... 300,000    $3                                         286,997
  Issuance of Series B perpetual
   convertible preferred stock.....                 150,000    $2                         143,798
  Issuance of common stock.........                                  2,291,568     23      64,678
  Exercise of common stock
   options.........................                                  1,331,528     14      32,477
                                    -------    --   -------    --   ----------   ----  ----------  --------
Balance, December 31, 1999......... 300,000     3   150,000     2   72,051,095    721   1,216,968   179,475
  Comprehensive income:
   Net income......................                                                                 176,375  $176,375
   Other comprehensive income:
    Foreign currency translation
     adjustments...................                                                                            (7,264)
                                                                                                             --------
  Comprehensive income.............                                                                          $169,111
                                                                                                             ========
  Issuance of common stock.........                                    773,320      8       9,867
  Exercise of common stock
   options.........................                                     26,307                421
  Shares repurchased and retired...                                 (1,785,015)   (18)    (30,932)
                                    -------    --   -------    --   ----------   ----  ----------  --------
Balance, December 31, 2000......... 300,000    $3   150,000    $2   71,065,707   $711  $1,196,324  $355,850
                                    =======    ==   =======    ==   ==========   ====  ==========  ========




                                     Accumulated
                                        Other
                                    Comprehensive
                                    (Loss) Income
                                    -------------

Balance, December 31, 1997.........
  Comprehensive income:
   Net income......................
   Other comprehensive income:
    Foreign currency translation
     adjustments...................    $  (281)

  Comprehensive income.............

  Issuance of common stock and
   warrants........................
  Conversion of convertible notes..
  Cancellation of common stock.....
  Reclassification of Subchapter S
   accumulated earnings to paid-
   in-capital......................
  Pooling-of-interests.............
  Exercise of common stock
   options.........................
  Subchapter S distributions of a
   pooled entity...................
                                       -------
Balance, December 31, 1998.........       (281)
  Comprehensive income:
   Net income......................
   Other comprehensive income:
    Foreign currency translation
     adjustments...................        598

  Comprehensive income.............

  Issuance of Series A perpetual
   convertible preferred stock.....
  Issuance of Series B perpetual
   convertible preferred stock.....
  Issuance of common stock.........
  Exercise of common stock
   options.........................
                                       -------
Balance, December 31, 1999.........        317
  Comprehensive income:
   Net income......................
   Other comprehensive income:
    Foreign currency translation
     adjustments...................     (7,264)

  Comprehensive income.............

  Issuance of common stock.........
  Exercise of common stock
   options.........................
  Shares repurchased and retired...
                                       -------
Balance, December 31, 2000.........    $(6,947)
                                       =======

                            See accompanying notes.

                             UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Year Ended December 31
                                                                                  -----------------------------------
                                                                                    2000        1999         1998
                                                                                  ---------  -----------  -----------
                                                                                             (In thousands)
Cash Flows From Operating Activities:
Net income....................................................................... $ 176,375  $   142,666  $    13,461
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization..................................................   414,432      343,508      212,311
  Gain on sales of rental equipment..............................................  (139,496)     (99,000)     (53,484)
  Gain on sales of businesses....................................................    (4,084)      (1,842)      (4,189)
  Write down of assets held for sale.............................................                               4,040
  Extraordinary item.............................................................                              35,592
  Deferred taxes.................................................................   109,280       41,820       27,345
Changes in operating assets and liabilities:
  Accounts receivable............................................................     8,613      (93,716)     (53,368)
  Inventory......................................................................    69,706       (6,544)      (6,392)
  Prepaid expenses and other assets..............................................   (29,848)       7,257       (3,526)
  Accounts payable...............................................................   (16,091)      64,453       39,251
  Accrued expenses and other liabilities.........................................   (76,166)      22,758        5,088
                                                                                  ---------  -----------  -----------
   Net cash provided by operating activities.....................................   512,721      421,360      216,129
                                                                                  ---------  -----------  -----------

Cash Flows From Investing Activities:
Purchases of rental equipment....................................................  (808,204)    (718,112)    (479,534)
Purchases of property and equipment..............................................  (153,770)    (123,649)     (84,617)
Proceeds from sales of rental equipment..........................................   347,678      235,678      119,620
Proceeds from sales of businesses................................................    19,246        6,521       10,640
Purchases of other companies.....................................................  (347,337)    (986,790)    (911,837)
Payments of contingent purchase price............................................   (16,266)      (8,216)      (3,956)
In-process acquisition costs.....................................................    (4,285)      (1,002)        (241)
                                                                                  ---------  -----------  -----------
   Net cash used in investing activities.........................................  (962,938)  (1,595,570)  (1,349,925)
                                                                                  ---------  -----------  -----------

Cash Flows From Financing Activities:
Proceeds from issuance of common stock, net of issuance costs....................                 64,701      207,005
Proceeds from the issuance of Series A Preferred, net of issuance costs..........                287,000
Proceeds from the issuance of Series B Preferred, net of issuance costs..........                143,800
Proceeds from debt...............................................................   456,202    1,083,616    1,263,637
Payments on debt.................................................................  (134,599)    (497,650)    (685,667)
Proceeds from sale-leaseback.....................................................   193,478       88,000       35,000
Proceeds from the issuance of redeemable convertible preferred securities........                             300,000
Payments of financing costs......................................................   (16,408)     (19,443)     (34,982)
Proceeds from the exercise of common stock options...............................       331       26,989          619
Subchapter S distributions of a pooled entity....................................                              (3,536)
Shares repurchased and retired...................................................   (30,950)
                                                                                  ---------  -----------  -----------
   Net cash provided by financing activities.....................................   468,054    1,177,013    1,082,076
Effect of foreign exchange rates.................................................    (7,264)         598         (281)
                                                                                  ---------  -----------  -----------
Net increase (decrease) in cash and cash equivalents.............................    10,573        3,401      (52,001)
Cash and cash equivalents at beginning of year...................................    23,811       20,410       72,411
                                                                                  ---------  -----------  -----------
Cash and cash equivalents at end of year......................................... $  34,384  $    23,811  $    20,410
                                                                                  =========  ===========  ===========

                            See accompanying notes.

                             UNITED RENTALS, INC.

                                                                                   Year Ended December 31
                                                                             ---------------------------------
                                                                               2000        1999        1998
                                                                             ---------  ----------  ----------
                                                                                       (In thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest...................................................... $ 248,763  $  124,285  $   43,157
Cash paid for taxes, net of refunds......................................... $  23,746  $   17,509  $   10,224

Supplemental schedule of non-cash investing and financing activities
The Company acquired the net assets and assumed certain liabilities of other companies as follows:
  Assets, net of cash acquired.............................................. $ 565,114  $1,468,567  $1,501,467
  Liabilities assumed.......................................................  (142,277)   (472,382)   (518,861)
  Less:
   Amounts paid in common stock and warrants................................   (10,000)                (60,304)
   Amounts paid through issuance of debt....................................   (65,500)     (9,395)    (10,465)
                                                                             ---------  ----------  ----------
Net cash paid............................................................... $ 347,337  $  986,790  $  911,837
                                                                             =========  ==========  ==========




                            See accompanying notes.

                             UNITED RENTALS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

    United Rentals, Inc. is principally a holding company ("Holdings") and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings was incorporated in July 1998 and became the parent of URI on August 5, 1998, pursuant to the reorganization of the legal structure of URI described in Note
9. Prior to such reorganization, the name of URI was United Rentals, Inc. References herein to the "Company" refer to Holdings and its subsidiaries, with respect to periods following the reorganization, and to URI and its subsidiaries, with respect to periods prior to the reorganization. As a result of the reorganization, Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

    The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and others in the United States, Canada and Mexico. The Company also engages in related activities such as selling rental equipment, acting as a distributor for certain new equipment and selling related merchandise and parts. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Therefore, the accompanying balance sheets are presented on an unclassified basis.

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, giving retroactive effect for the reorganization for all periods presented. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements for the year ended December 31, 1998 include the accounts of certain acquisitions completed in 1998 that were accounted for as poolings-of-interests, as described in Note 3.

2. Summary of Significant Accounting Policies

Cash Equivalents

    The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

    Inventory consists of equipment, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market and is net of a reserve for obsolescence and shrinkage of $15.5 million and $16.8 million at December 31, 2000 and 1999, respectively. Cost is determined on either a weighted average or first-in, first-out method.

Rental Equipment

    Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are charged to operations as incurred.

Property and Equipment

    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is two to

                             UNITED RENTALS, INC.

thirty-nine years. Ordinary repair and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Intangible Assets

    Intangible assets consist of the excess of cost over the fair value of identifiable net assets of businesses acquired and non-compete agreements. The non-compete agreements are being amortized on a straight-line basis for a period ranging from three to eight years. The remaining intangible assets are being amortized on a straight-line basis over forty years.

Long-Lived Assets

    Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, the Company assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

Derivative Financial Instruments

    Derivative financial instruments, which are periodically used by the Company in the management of its interest rate and foreign currency exposures, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability. The fair value of these agreements are not recognized in the financial statements. Derivative financial instruments are not used for trading purposes.

Fair Value of Financial Instruments

    The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the Credit Facility, Term Loan B, Term Loan C, Term Loan D, receivables securitization and certain other debt are determined using current interest rates for similar instruments as of December 31, 2000 and 1999 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 2000 and 1999 are based upon available market information and are as follows:

                                            2000                       1999
                                 -------------------------- --------------------------
                                 Carrying Amount Fair Value Carrying Amount Fair Value
                                 --------------- ---------- --------------- ----------
                                                    (In thousands)
Redeemable convertible preferred
  securities....................    $300,000      $133,125     $300,000      $192,375
Senior subordinated notes.......     951,153       702,500      950,653       906,400
Other debt......................      94,086        94,086       73,745        73,745

Revenue Recognition

    Revenue related to the sale of equipment and merchandise is recognized at the time of delivery to, or pick-up by, the customer. Revenue related to rental equipment is recognized over the contract term.

                             UNITED RENTALS, INC.

Advertising Expense

    The Company advertises primarily through trade publications and yellow pages. Advertising costs are expensed as incurred and totaled $23.8 million, $19.0 million and $13.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Income Taxes

    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions.

    Concentration of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. No single customer represents greater than 10% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Stock-Based Compensation

    The Company accounts for its stock based compensation arrangements under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized.

Insurance

    The Company is insured for general liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to a deductible of one million dollars). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

                             UNITED RENTALS, INC.

Impact of Recently Issued Accounting Standards

    In June 1999, the Financial Accounting Standards Board ("FASB'') issued Statement of Financial Accounting Standards ("SFAS'') No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." This standard delays the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for one year, to fiscal years beginning after June 15, 2000. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities. The adoption of SFAS No. 133 on January 1, 2001 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

    In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." This standard amends SFAS No. 133 and addresses a limited number of issues causing implementation difficulties. The Company will adopt SFAS No. 138 on January 1, 2001 and it is not expected to have a material effect on the Company's consolidated financial position or results of operations.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." This standard revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications

    Certain prior year balances have been reclassified to conform to the 2000 presentation.

3. Acquisitions

Acquisitions Accounted for as Poolings-of-Interests

    On August 24, 1998, the Company issued 2,744,368 shares of its common stock for all of the outstanding shares of common stock of Rental Tools.

    On September 24, 1998, the Company issued 1,456,997 shares of its common stock for all of the outstanding shares of common stock of Wynne Systems, Inc. This transaction was accounted for as a pooling-of-interests; however, this transaction was not material to the Company's consolidated operations and financial position and, therefore, the Company's financial statements have not been restated for this transaction but have been combined beginning July 1, 1998.

    On September 29, 1998, a merger (the "Merger") of United Rentals, Inc. and U.S. Rentals was completed. The Merger was effected by having a wholly owned subsidiary of United Rentals, Inc. merge with and into U.S. Rentals. Following the Merger, United Rentals, Inc. contributed the capital stock of U.S. Rentals to URI, a wholly owned subsidiary of United Rentals, Inc. Pursuant to the Merger, each outstanding share of common stock of U.S. Rentals was converted into the right to receive 0.9625 of a share of common stock of United Rentals, Inc. An aggregate of approximately 29.6 million shares of United Rentals, Inc. common stock were issued in the Merger in exchange for the outstanding shares of U.S. Rentals common stock.

                             UNITED RENTALS, INC.

    The table below shows the separate revenue and net income (loss) of the Company prior to the above mergers ("United"), U.S. Rentals and Rental Tools for periods prior to combination:

                                                         U.S.    Rental
                                               United   Rentals  Tools   Combined
                                              --------  -------- ------- --------
                                                         (In thousands)
For the nine months ended September 30, 1998:
   Revenues.................................. $311,919  $451,101 $41,242 $804,262
   Net income (loss).........................  (53,178)   43,670   4,695   (4,813)

Acquisitions Accounted for as Purchases

    The acquisitions completed during the years ended December 31, 2000, 1999 and 1998 include 53, 102 and 81 acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

    During 2000, the Company purchased the outstanding stock and certain assets of (i) Liddell Brothers Inc., in February, (ii) Safety Lites Sales and Leasing, Inc., in March, (iii) Durante Equipment Corp., Inc., in June, (iv) Horizon High Reach, Inc., in September, and (v) Wiese Planning & Engineering Inc., in December. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $153.1 million and consisted of $83.8 million in cash and 761,905 shares of common stock and $59.3 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $5.5 million.

    The aggregate initial consideration paid by the Company for other 2000 acquisitions that were accounted for as purchases was $210.2 million and consisted of approximately $184.6 million in cash and $6.2 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 2000 acquisitions in the aggregate amount of $77.5 million.

    During 1999, the Company purchased the outstanding stock and certain assets of (i) National Equipment Finance Company, in June, (ii) Mi-Jack Products, Inc. and related entities, in May, (iii) Elmen Rent All, Inc., in June (iv) Forte, Inc., in March, and (v) Arayco, Inc. in June. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $275.4 million and consisted of $270.4 million in cash and $5.0 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $99.8 million.

    The aggregate initial consideration paid by the Company for other 1999 acquisitions accounted for as purchases was $663.6 million and consisted of approximately $659.2 million in cash and $4.4 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 1999 acquisitions in the aggregate amount of approximately $239.3 million.

    In January 1998 the Company purchased the outstanding stock and certain assets of (i) Access Rentals, Inc. and Affiliate, (ii) the BNR Group of Companies and (iii) Mission Valley Rentals, Inc. The aggregate initial consideration paid by the Company for these three acquisitions that were accounted for as purchases was $88.7 million and consisted of approximately $81.4 million in cash and 370,231 shares of common stock and warrants to purchase an aggregate of 30,000 shares of the Company's common stock. In addition, the Company repaid or assumed outstanding indebtedness of these three companies acquired in the aggregate amount of $64.0 million.

                             UNITED RENTALS, INC.

    Also during 1998, the Company purchased the outstanding stock and certain assets of (i) Power Rental Co., Inc., in June (ii) Equipment Supply Co., Inc. and Affiliates in June and (iii) McClinch Inc. and Subsidiaries and McClinch Equipment Services, Inc. in September. The aggregate initial consideration paid by the Company for these three acquisitions that were accounted for as purchases was $298.4 million and consisted of approximately $278.0 million in cash and 496,063 shares of common stock. In addition, the Company repaid or assumed outstanding indebtedness of these three companies acquired in the aggregate amount of $155.4 million.

    The aggregate initial consideration paid by the Company for other 1998 acquisitions that were accounted for as purchases was $550.4 million and consisted of approximately $507.3 million in cash and 1,083,997 shares of common stock, and seller notes of $10.5 million. In addition, the Company repaid or assumed outstanding indebtedness of the other companies acquired in 1998 in the aggregate amount of $211.8 million.

    The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. The preliminary purchase price allocations that are subject to change primarily consists of rental and non-rental equipment valuations. These allocations are finalized within 12 months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

    The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2000 and 1999 as though each acquisition described above was made on January 1, for each of the periods.

                                              2000       1999
                                           ---------- ----------
                                           (In thousands, except
                                              per share data)
                Revenues.................. $3,095,872 $2,956,543
                Net income................    182,342    154,084
                Basic earnings per share.. $     2.54 $     2.14
                                           ========== ==========
                Diluted earnings per share $     1.94 $     1.64
                                           ========== ==========

    The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

Merger-Related Expenses, Extraordinary Item and Other Costs

    The results of operations for the year ended December 31, 1999 include pre-tax expenses related to a terminated tender offer totaling approximately $18.2 million ($10.8 million after tax), primarily consisting of $8.3 million in professional fees recorded in selling, general and administrative expense and $9.9 million in financing commitment fees recorded in other (income) expense, net.

    The results of operations for the year ended December 31, 1998, include pre-tax expenses related to three acquisitions accounted for as poolings-of-interests totaling approximately $47.2 million ($33.2 million after-tax), consisting of (i) $18.5 million for investment banking, legal, accounting services and other merger costs, (ii) $14.5 million of expenses relating to the closing of duplicate facilities, (iii) $8.2 million for employee severance and related matters, (iv) $2.1 million for the write down of computer systems acquired through the U.S. Rentals merger and one of the other acquisitions accounted for as a pooling-of-interests and (v) $3.9 million in other expenses.

                             UNITED RENTALS, INC.

    The Company recorded a pre-tax extraordinary item of $35.6 million ($21.3 million after-tax) in 1998. The charge related to the early extinguishment of debt primarily related to the Merger with U.S. Rentals.

4. Rental Equipment

    Rental equipment consists of the following:

                                    December 31
                              ----------------------
                                 2000        1999
                              ----------  ----------
                                  (In thousands)
Rental equipment............. $2,281,994  $2,098,624
Less accumulated depreciation   (549,159)   (438,891)
                              ----------  ----------
Rental equipment, net........ $1,732,835  $1,659,733
                              ----------  ----------

5. Property and Equipment

    Property and equipment consist of the following:

                                                   December 31
                                               -------------------
                                                 2000       1999
                                               ---------  --------
                                                  (In thousands)
Land.......................................... $  53,612  $ 50,143
Buildings.....................................   104,925    91,934
Transportation equipment......................   228,265   139,944
Machinery and equipment.......................    36,587    31,484
Furniture and fixtures........................    56,109    46,507
Leasehold improvements........................    48,952    26,387
                                               ---------  --------
                                                 528,450   386,399
Less accumulated depreciation and amortization  (106,211)  (81,492)
                                               ---------  --------
Property and equipment, net................... $ 422,239  $304,907
                                               =========  ========

6. Accrued Expenses and Other Liabilities

    Accrued expenses and other liabilities consist of the following:

                          December 31
                       -----------------
                         2000     1999
                       -------- --------
                        (In thousands)
Accrued profit sharing $ 39,485 $ 39,052
Accrued insurance.....   15,428   22,738
Accrued interest......   36,993   37,477
Other.................   44,319  110,662
                       -------- --------
                       $136,225 $209,929
                       ======== ========

                             UNITED RENTALS, INC.

7. Debt

    Debt consists of the following:

                                                                  December 31
                                                             ---------------------
                                                                2000       1999
                                                             ---------- ----------
                                                                (In thousands)
Credit Facility, interest payable at a weighted average rate of 7.8% and 6.9% at December 31, 2000 and 1999,
  respectively.............................................. $  337,000 $  243,000
Term Loan B, interest payable at 8.89% and 8.71% at
  December 31, 2000 and 1999, respectively..................    246,875    248,750
Term Loan C, interest payable at 9.26% and 8.96% at
  December 31, 2000 and 1999, respectively..................    748,125    750,000
Term Loan D, interest payable at a weighted average rate of
  9.18% at December 31, 2000................................    198,128
Senior Subordinated Notes, interest payable semi-annually,
  (9 1/2% at December 31, 2000 and 1999)....................    200,000    200,000
Senior Subordinated Notes, interest payable semi-annually,
  (8.80% at December 31, 2000 and 1999).....................    201,153    200,653
Senior Subordinated Notes, interest payable semi-annually,
  (9 1/4% at December 31, 2000 and 1999)....................    300,000    300,000
Senior Subordinated Notes, interest payable semi-annually,
  (9% at December 31, 2000 and 1999)........................    250,000    250,000
Receivables securitization, interest payable at 7.44% at
  December 31, 2000.........................................    100,000
Other debt, interest payable at various rates ranging from
  4% to 11% and 6% to 12.3% at December 31, 2000 and
  1999, respectively, due through 2007......................     94,086     73,745

                                                             ---------- ----------
                                                             $2,675,367 $2,266,148

                                                             ========== ==========

    Credit Facility. The Company has a credit facility (the "Credit Facility") which enables URI to borrow up to $827.5 million on a revolving basis and permits a Canadian subsidiary of URI (the "Canadian Subsidiary") to directly borrow up to $40.0 million under the Credit Facility (provided that the aggregate borrowings of URI and the Canadian Subsidiary do not exceed $827.5 million). Up to $50.0 million ($1.4 million outstanding at December 31, 2000) of the Credit Facility is available in the form of letters of credit. The agreement governing the Credit Facility requires that the aggregate commitment shall be reduced on the last day of each calendar quarter, beginning September 30, 2001 and continuing through June 30, 2003, by an amount equal to $20.7 million. The Credit Facility terminates on September 26, 2003, at which time all outstanding indebtedness is due.

    Borrowings by URI under the Credit Facility accrue interest at URI's option, at either (a) the Base Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) Bank of America's reference rate) or (b) the Eurodollar Rate (which for borrowings by URI is equal to Bank of America's reserve adjusted eurodollar rate) plus a margin ranging from 1.200% to 1.875% per annum. Borrowings by the Canadian Subsidiary under the Credit Facility accrue interest, at such subsidiary's option, at either (x) the Prime Rate (which is equal to Bank of America Canada's prime rate), (y) the BA Rate (which is equal to Bank of America Canada's BA Rate) plus a margin ranging from 1.200% to 1.875% per annum or (z) the Eurodollar Rate (which for borrowing by the Canadian Subsidiary is equal to Bank of America Canada's reserve adjusted Eurodollar Rate) plus a margin ranging from 1.200% to 1.875% per annum. If at any time an event of default (as defined in the agreement governing the Credit Facility) exists, the interest rate applicable to each loan will increase by 2% per annum. The Company

                             UNITED RENTALS, INC.

is also required to pay the banks an annual facility fee equal to 0.375% of the banks' $827.5 million aggregate lending commitment under the Credit Facility (which fee may be reduced to 0.300% for periods during which the Company maintains a specified funded debt to cash flow ratio).

    The obligations of URI under the Credit Facility are (i) secured by substantially all of its assets, the stock of its United States subsidiaries and a portion of the stock of URI's Canadian subsidiaries and (ii) guaranteed by Holdings and secured by the stock of URI. The obligations of the Canadian Subsidiary under the Credit Facility are guaranteed by URI and secured by substantially all of the assets of the Canadian Subsidiary and the stock of the subsidiaries of the Canadian Subsidiary.

    The Credit Facility contains certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) maximum leverage, (b) the ratio of senior debt to cash flow, (c) minimum interest coverage ratio, (d) the ratio of funded debt to cash flow, and (e) the ratio of senior debt to tangible assets. The agreements governing the Credit Facility also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied. In addition, the agreement governing the Credit Facility (a) requires the Company to maintain certain financial ratios and (b) provides that failure by any two of certain of the Company's executive officers to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default unless replacement officers satisfactory to the lenders are appointed.

    Term Loan B. URI obtained a $250.0 million term loan (the "Term Loan B") from a group of financial institutions. The Term Loan B matures on June 30, 2005. Prior to maturity, quarterly installments of principal in the amount of $0.6 million are due on the last day of each calendar quarter, commencing September 30, 1999. The amount due at maturity is $235.6 million. The Term Loan B accrues interest, at URI's option, at either (a) the Base Rate (as defined above with respect to the Credit Facility) plus a margin of 0.375% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility for borrowings by the Company) plus a margin of 2.25% per annum. The Term Loan B is secured pari passu with the Credit Facility and the agreement governing the Term Loan B contains restrictive covenants substantially similar to those provided under the Credit Facility.

    Term Loan C. URI obtained a $750.0 million term loan from a group of financial institutions (the "Term Loan C"). The Term Loan C matures in June 2006. Prior to maturity, quarterly installments of principal in the amount of $1.9 million are due on the last day of each calendar quarter, commencing September 30, 2000. The amount due at maturity is $706.3 million. The Term Loan C accrues interest, at URI's option, at either (a) the Base Rate (as defined above with respect to the Credit Facility) plus a margin of 0.625% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility) plus a margin of 2.50% per annum. The Term Loan C is secured pari passu with the Credit Facility and the agreement governing the Term Loan C contains restrictive covenants substantially similar to those provided under the Credit Facility.

    Term Loan D. URI obtained a $200.0 million term loan from a financial institution (the "Term Loan D"). The Term Loan D matures in June 2006. Prior to maturity, quarterly installments of principal are due on the last day of each calendar quarter, in the amount of $0.25 million on September 30, 2000 and in the amount of $0.5 million commencing December 31, 2000 to maturity. The amount due at maturity is $188.5 million. The Term Loan D accrues interest, at URI's option, at either (a) the Base

                             UNITED RENTALS, INC.

Rate (as defined above with respect to the Credit Facility) plus a margin of 0.625% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility) plus a margin of 2.5% per annum. The Term Loan D is secured pari passu with the Credit Facility, and the agreement governing the Term Loan D contains restrictive covenants substantially similar to those provided under the Credit Facility.

    At December 31, 2000, the Company had interest rate protection in the form of swap agreements with an aggregate notional amount of $200.0 million. The effect of these agreements is to limit the interest rate exposure to 8.75% on $200.0 million of Term Loan B. The overall weighted average interest rate on the Term Loan B was 8.80% at December 31, 2000. While it is not the Company's intention to terminate the interest rate swap agreements, the fair values were estimated by obtaining quotes from brokers which represented the amounts that the Company would receive or pay if the agreements were terminated. These fair values indicated that termination of the agreements at December 31, 2000, would have resulted in a pretax loss of $4.3 million.

    9 1/2% Senior Subordinated Notes. URI issued $200.0 million aggregate principal amount of 9 1/2% senior subordinated notes, (the "9 1/2 Notes") which are due June 1, 2008. The 9 1/2% Notes are unsecured. URI may, at its option, redeem the 9 1/2% Notes on or after June 1, 2003 at specified redemption prices which range from 104.75% in 2003 to 100.0% in 2006 and thereafter. In addition, on or prior to June 1, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/2% Notes, at a redemption price of 109.5%. The indenture governing the 9 1/2% Notes contains certain restrictive covenants, including (i) limitations on additional indebtedness, (ii) limitations on restricted payments, (iii) limitations on liens, (iv) limitations on dividends and other payment restrictions, (v) limitations on preferred stock of certain subsidiaries, (vi) limitations on transactions with affiliates, (vii) limitations on the disposition of proceeds of asset sales and (viii) limitations on the ability of the Company to consolidate, merge or sell all or substantially all of its assets.

    8.80% Senior Subordinated Notes. URI issued $205.0 million aggregate principal amount of 8.80% senior subordinated notes, (the "8.80% Notes") which are due August 15, 2008. The 8.80% Notes are unsecured. URI may, at its option, redeem the 8.80% Notes on or after August 15, 2003 at specified redemption prices which range from 104.4% in 2003 to 100.0% in 2006 and thereafter. In addition, on or prior to August 15, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 8.80% Notes, at a redemption price of 108.8%. The indenture governing the 8.80% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

    9 1/4% Senior Subordinated Notes. URI issued $300.0 million aggregate principal amount of 9 1/4% senior subordinated notes, (the "9 1/4% Notes") which are due January 15, 2009. The 9 1/4% Notes are unsecured. URI may, at its option, redeem the 9 1/4% Notes on or after January 15, 2004 at specified redemption prices which range from 104.625% in 2004 to 100.0% in 2007 and thereafter. In addition, on or prior to January 15, 2002, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/4% Notes, at a redemption price of 109.25%. The indenture governing the 9 1/4% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

    9% Senior Subordinated Notes. URI issued $250.0 million aggregate principal amount of 9% senior subordinated notes, (the "9% Notes") which are due April 1, 2009. The 9% Notes are unsecured. URI may, at its option, redeem the 9% Notes on or after April 1, 2004 at specified redemption prices which range from 104.5% in 2004 to 100.0% in 2007 and thereafter. In addition, on or prior to April 1, 2002, URI may, at its option, use the proceeds of a public equity offering to redeem

                             UNITED RENTALS, INC.

up to 35% of the outstanding 9% Notes, at a redemption price of 109.0%. The indenture governing the 9% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

    Receivables Securitization. In December 2000, the Company obtained $100.0 million through the securitization of certain of its accounts receivable. In the securitization, the Company transferred $203.0 million of its accounts receivable to a special purpose subsidiary (the "SPV") which in turn pledged those receivables to secure $100.0 million of borrowings that the SPV incurred to finance its acquisition of those receivables from the Company. These borrowings accrue interest at Credit Lyonnais' blended commercial paper rate plus a margin of 0.75% per annum. These borrowings are an obligation of the SPV and not of Holdings or URI, and the lenders' recourse in respect of the borrowings is generally limited to collections that the SPV receives on the receivables. Collections on the receivables are used to service the borrowings. Subject to certain conditions, collections from the receivables may also be used by the SPV from time to time until December 2003 to acquire additional accounts receivables from the Company that the SPV will pledge to the lenders to secure the borrowings.

    Maturities of the Company's debt for each of the next five years at December 31, 2000 are as follows (In thousands):

2001...... $   33,787
2002......     29,512
2003......    464,498
2004......     33,984
2005......    250,043
Thereafter  1,863,543

8. Income Taxes

    The provision for historical federal and state income taxes is as follows:

                                          Year ended December 31
                                         ------------------------
                                           2000    1999    1998
                                         -------- ------- -------
                                              (In thousands)
              Historical:
                 Domestic federal:
                     Current............ $ 10,419 $39,643 $14,291
                     Deferred...........   97,756  37,598  21,047
                                         -------- ------- -------
                                          108,175  77,241  35,338
                 Domestic state:
                     Current............    3,587  10,405   1,067
                     Deferred...........    6,815   3,437   7,020
                                         -------- ------- -------
                                           10,402  13,842   8,087
                                         -------- ------- -------
                     Total domestic.....  118,577  91,083  43,425
                 Foreign federal:
                     Current............    1,061   4,917     519
                     Deferred...........    3,590     465    (492)
                                         -------- ------- -------
                                            4,651   5,382      27
                 Foreign provincial:
                     Current............      774   2,356     277
                     Deferred...........    1,119     320    (230)
                                         -------- ------- -------
                                            1,893   2,676      47
                                         -------- ------- -------
                     Total foreign......    6,544   8,058      74
                                         -------- ------- -------
                                         $125,121 $99,141 $43,499
                                         ======== ======= =======

                             UNITED RENTALS, INC.

    A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

                                                              Year ended December 31
                                                            -------------------------
                                                              2000    1999     1998
                                                            -------- -------  -------
                                                                  (In thousands)
Computed tax rate at statutory tax rate.................... $105,524 $84,632  $27,404
State income taxes, net of federal tax benefit.............    6,762   8,997    4,177
Non-deductible expenses....................................    9,992   6,265    7,400
Provision for deferred taxes of Subchapter S Corporation at
  time of pooling..........................................                     4,750
Other......................................................    2,843    (753)    (232)
                                                            -------- -------  -------
                                                            $125,121 $99,141  $43,499
                                                            ======== =======  =======

    The components of deferred income tax assets (liabilities) are as follows:

                                                 December 31
                                            --------------------
                                              2000       1999
                                            ---------  ---------
                                               (In thousands)
Property and equipment..................... $(298,058) $(175,180)
Intangibles................................   (32,518)   (13,188)
Reserves and allowances....................    37,460     48,577
Net operating loss and credit carryforwards    84,257     56,266
Other......................................     2,616      2,296

                                            ---------  ---------
                                            $(206,243) $ (81,229)
                                            =========  =========

    The current and deferred tax assets and liabilities at December 31, 2000 include the effects of certain reclassifications related to differences between the income tax provisions and tax returns for prior years. These reclassifications had no effect on net income.

    For financial reporting purposes, income before income taxes and extraordinary items for the Company's foreign subsidiaries was $15.6 million and $19.9 million for the years ended December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, unremitted earnings of foreign subsidiaries were approximately $22.9 million and $13.8 million, respectively. Since it is the Company's intention to indefinitely reinvest these earnings, no United States taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

    The Company has net operating loss carryforwards ("NOL's") of $138.2 million for federal income tax purposes that expire through 2018.

9. Holding Company Reorganization

    URI was formerly named United Rentals, Inc. On August 5, 1998, a reorganization was effected pursuant to which (i) URI became a wholly owned subsidiary of Holdings, a newly formed holding company, (ii) the name of URI was changed from United Rentals, Inc. to United Rentals (North America), Inc.,
(iii) the name of the new holding company became United Rentals, Inc., (iv) the

                             UNITED RENTALS, INC.

outstanding common stock of URI was automatically converted, on a share-for-share basis, into common stock of Holdings and (v) the common stock of Holdings commenced trading on the New York Stock Exchange under the symbol "URI" instead of the common stock of URI. The purpose of the reorganization was to facilitate certain financings. The business operations of the Company did not change as a result of the new legal structure. The stockholders of Holdings have the same rights, privileges and interests with respect to Holdings as they had with respect to URI immediately prior to the reorganization.

10. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of a Subsidiary Trust

    In August 1998, a subsidiary trust (the "Trust") of Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300.0 million of 30 year, 6 1/2% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The net proceeds from the Preferred Securities Offering were approximately $290.0 million. The Trust used the proceeds from the Preferred Securities Offering to purchase 6 1/2% convertible subordinated debentures due 2028 (the "Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security and are convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

    Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6 1/2% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payments dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

    Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has sufficient funds to make the required payments.

11. Capital Stock

    Series A Perpetual Convertible Preferred Stock. On January 7, 1999, Holdings sold 300,000 shares of its Series A Perpetual Convertible Preferred Stock ("Series A Preferred"). Subject to certain thresholds related to the aggregate number of shares issuable upon conversion of Series A Preferred, the holders of the Series A Preferred, voting separately as a single class, have the right, on an as-converted basis, to elect up to two directors. Currently, holders of the Series A Preferred may elect two directors. Except for the election of directors, the holders of the Series A Preferred have the same voting rights as those belonging to holders of Holdings common stock. The net proceeds from the sale of the Series A Preferred were approximately $287.0 million. Holdings contributed such net proceeds to URI. The Series A Preferred is convertible into 12,000,000 shares of Holdings common stock at $25 per share based upon a liquidation preference of $1,000 per share of Series A Preferred, subject to adjustment. The Series A Preferred has no stated dividend. However, in the event Holdings declares or

                             UNITED RENTALS, INC.

pays any dividends on, or distributions of, its common stock, it must (subject to certain exceptions) also declare and pay to the holders of Series A Preferred the dividends and distributions which would have been declared and paid upon conversion of the Series A Preferred.

    Series B Perpetual Convertible Preferred Stock. On September 30, 1999, Holdings sold 150,000 shares of its Series B Perpetual Convertible Preferred Stock ("Series B Preferred"). The Series B Preferred is divided into two classes designated as Class B-1 and Class B-2. Other than voting rights, the classes are substantially the same. The holders of the 105,252 shares of Class B-1 are entitled to the same voting rights, on an as-converted basis, as those belonging to holders of Holdings common stock. The holders of the 44,748 shares of Class B-2 have no such voting rights. The net proceeds from the sale of the Series B Preferred were approximately $143.8 million. Holdings contributed such net proceeds to URI. The Series B Preferred is convertible into 5,000,000 shares of Holding's common stock at $30 per share based upon a liquidation preference of $1,000 per share of Series B Preferred, subject to adjustment. The Series B Preferred has no stated dividend. However, in the event Holdings declares or pays any dividends on, or distributions of, its common stock, it must (subject to certain exceptions) also declare and pay to the holders of Series B Preferred the dividends and distributions which would have been declared and paid upon conversion of the Series B Preferred.

    Warrants. As of December 31, 2000 there are outstanding warrants to purchase an aggregate of 7,094,296 shares of common stock. The weighted average exercise price of the warrants is $11.76 per share. All warrants are currently exercisable and may be exercised at any time through 2009.

    Common Stock. On March 9, 1999, Holdings completed a public offering of 2,290,000 shares of common stock. The net proceeds to the Company from this offering were approximately $64.7 million (after deducting underwriting discounts and offering expenses). Holdings contributed such net proceeds to URI. During 2000, the Company approved a share repurchase program to acquire up to $200 million of its issued and outstanding common stock. Share repurchases under the program may be made from time to time, continuing through May 2002. During 2000, the Company repurchased and retired 1,785,015 shares of common stock.

    1997 Stock Option Plan. The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 2000 and 1999, options to purchase an aggregate of 4,950,536 shares and 4,731,183 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1998 Stock Option Plan. The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,200,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers and directors of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998

                             UNITED RENTALS, INC.

Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 2000 and 1999, options to purchase an aggregate of 4,200,000 shares of common stock were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1998 Supplemental Stock Option Plan. The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 5,600,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 2000 and 1999, options to purchase an aggregate of 5,373,509 shares and 4,140,384 shares of common stock, respectively, were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1997 Performance Award Plan. Effective February 20, 1997, U.S. Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by U.S. Rentals at the date of grant. The options expire in 2007. As a result of the Merger, all outstanding options to purchase shares of U.S. Rentals common stock became fully vested and were converted into options to purchase the Company's common stock. As of December 31, 2000 and 1999, options to purchase an aggregate of 2,572,050 shares and 2,581,675 shares of common stock, respectively, were outstanding pursuant to this plan.

   A summary of the transactions within the Company's stock option plans follows:

                                             Weighted
                                             Average
                                             Exercise
                                   Shares     Price
                                 ----------  --------
Outstanding at January 1, 1998..  4,825,699   $19.52
   Granted......................  9,453,718    19.78
   Exercised....................    (25,025)   20.78
   Canceled.....................   (209,578)   22.94
                                 ----------   ------

Outstanding at December 31, 1998 14,044,814    19.60
   Granted......................  3,092,462    26.77
   Exercised.................... (1,331,528)   20.74
   Canceled.....................   (152,506)   26.70
                                 ----------   ------

Outstanding at December 31, 1999 15,653,242    20.86
   Granted......................  1,921,125    16.56
   Exercised....................    (26,307)   16.91
   Canceled.....................   (451,965)   27.03
                                 ----------   ------
Outstanding at December 31, 2000 17,096,095   $20.23
                                 ==========   ======
Exercisable at December 31, 2000 11,906,938   $19.58
                                 ==========   ======

                             UNITED RENTALS, INC.

                               Options Outstanding        Options Exercisable
                         -------------------------------- --------------------
                                      Weighted
                                       Average   Weighted             Weighted
                                      Remaining  Average              Average
                           Amount    Contractual Exercise   Amount    Exercise
Range of Exercise Prices Outstanding    Life      Price   Exercisable  Price
------------------------ ----------- ----------- -------- ----------- --------
    $10.00 - $15.00.....  4,722,077   7.7 years   $12.38   4,317,980   $12.30
     15.01 -  20.00.....  1,995,359   9.0 years    16.79     293,787    18.72
     20.01 -  25.00.....  7,146,663   7.1 years    21.77   5,543,191    21.64
     25.01 -  30.00.....  1,821,230   8.2 years    27.33     888,666    27.27
     30.01 -  50.00.....  1,410,766   7.4 years    34.67     863,314    35.08
                         ----------                       ----------
                         17,096,095.  7.6 years    20.23  11,906,938    19.58
                         ==========                       ==========

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have differed. The weighted average fair value of options granted was $7.70, $10.99 and $11.94 during 2000, 1999 and 1998, respectively. The fair value is estimated on the date of grant using the Black-Scholes option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Using the Black-Scholes option pricing model and a risk-free interest rate average of 5.15%, 6.29% and 4.6% in 2000, 1999 and 1998, respectively, a volatility factor for the market price of the Company's common stock of 69%, 52% and 85% in 2000, 1999 and 1998, respectively, and a weighted-average expected life of options of approximately three years in 2000, 1999 and 1998, the Company's net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been $156.4 million, $2.20 and $1.69, respectively, for the year ended December 31, 2000, $104.3 million, $1.46 and $1.12, respectively, for the year ended December 31, 1999, and $(13.3 million), $(0.20) and $(0.20), respectively, for the year ended December 31, 1998. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

    At December 31, 2000 there are (i) 7,094,296 shares of common stock reserved for the exercise of warrants, (ii) 17,338,256 shares of common stock reserved for issuance pursuant to options granted and that may be granted in the future under the Company's stock option plans, (iii) 6,875,580 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust, (iv) 17,000,000 shares of common stock reserved for the issuance of Series A and Series B preferred stock and (v) 232,586 shares of common stock reserved for the conversion of convertible debt.

                             UNITED RENTALS, INC.

12. Earnings Per Share

    The following table sets forth the computation of historical basic and diluted earnings per share:

                                                    Year Ended December 31
                                              -----------------------------------
                                                 2000        1999        1998
                                              ----------- ----------- -----------
                                                (In thousands, except share and
                                                        per share data)
Numerator:
 Income before extraordinary item............ $   176,375 $   142,666 $    34,798
 Plus: preferred dividends of a subsidiary
   trust, net of taxes.......................      11,406
                                              ----------- ----------- -----------
 Income available to common stockkholders.... $   187,781 $   142,666 $    34,798
                                              =========== =========== ===========
Denominator:
 Denominator for basic earnings per share-
   weighted-average shares...................  71,069,174  71,353,127  66,225,492
 Effect of dilutive securities:
   Employee stock options....................   1,517,015   4,651,237   2,641,194
   Warrants..................................   2,791,387   3,978,536   4,208,434
   Series A Preferred........................  12,000,000  11,802,740
   Series B Preferred........................   5,000,000   1,250,000
   Company-obligated mandatorily
     redeemable convertible preferred
     securities of a subsidiary trust........   6,876,003
                                              ----------- ----------- -----------
 Denominator for dilutive earnings per share-
   adjusted weighted-average shares..........  99,253,579  93,035,640  73,075,120
                                              =========== =========== ===========
Earnings per share-basic:
 Income before extraordinary item............ $      2.48 $      2.00 $      0.53
 Extraordinary item, net.....................                                0.33
                                              ----------- ----------- -----------
 Net income.................................. $      2.48 $      2.00 $      0.20
                                              =========== =========== ===========
Earnings per share-diluted:
 Income before extraordinary item............ $      1.89 $      1.53 $      0.48
 Extraordinary item, net.....................                                0.30
                                              ----------- ----------- -----------
 Net income.................................. $      1.89 $      1.53 $      0.18
                                              =========== =========== ===========

                             UNITED RENTALS, INC.

13. Commitments and Contingencies

Operating Leases

    The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 2000:

             Real    Rental     Other
            Estate  Equipment Equipment
            Leases   Leases    Leases
           -------- --------- ---------
                  (In thousands)
2001...... $ 51,815 $ 98,158   $17,318
2002......   46,464   93,864    15,372
2003......   42,739   77,597    12,076
2004......   39,706   55,889    10,827
2005......   34,153   43,352     2,487
Thereafter  108,175   34,830
           -------- --------   -------
           $323,052 $403,690   $58,080
           ======== ========   =======


    The Company was the seller-lessee in sale-leaseback transactions in 2000 where it sold rental equipment for aggregate proceeds of $218.8 million, in 1999 where it sold rental equipment for aggregate proceeds of $88.0 million and in 1998 where it sold rental equipment for aggregate proceeds of $35.0 million. For the 2000 transactions, the Company agreed to lease back the rental equipment over periods ranging from eight months to five years. In connection with the 2000 transactions, the Company recognized a gain of approximately $12.5 million with respect to sale-leaseback transactions where the term of the lease is for a minor portion of the remaining useful life of the equipment sold and recorded deferred gains of approximately $4.0 million with respect to sale-leaseback transactions where the term of the lease is for all or more than a minor part of the remaining useful life of the equipment sold. For the 1999 transaction, the Company agreed to lease back the rental equipment over a five year period beginning December 1999, which represented more than a minor part of the remaining useful life, and will recognize a deferred gain of approximately $6.3 million over the five year period. For the 1998 transaction, the Company agreed to lease back the rental equipment over a five year period beginning December 1998, which represented more than a minor part of the remaining useful life, and will recognize a deferred gain on the sale of approximately $0.6 million over the five year period. The future payments under these leases are included in the table above.


    Rent expense under non-cancelable operating leases totaled $137.3 million, $65.5 million and $20.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. The Company's real estate leases provide for varying terms and include 24 leases that are on a month-to-month basis and 42 leases that provide for a remaining term of less than one year and do not provide a renewal option.

Employee Benefit Plans

    The Company currently sponsors one defined contribution 401(k) retirement plan which is subject to the provisions of ERISA. The Company also sponsors a deferred profit sharing plan for the benefit of the full time employees of its Canadian subsidiaries. Under these plans, the Company matches a percentage of the participants contributions up to a specified amount. Company contributions to the plans were $6.2 million, $4.6 million and $1.0 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Legal Matters

    The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or

                             UNITED RENTALS, INC.

insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company had accrued $7.6 million and $13.7 million at December 31, 2000 and 1999, respectively, to cover the uninsured portion of possible costs arising from these pending claims and other potential unasserted claims.

Environmental Matters

    The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

14. Segment Information

    The Company operates in one industry segment consisting of the rental and sales of equipment and related merchandise and parts. The Company's operations are managed as one segment, or strategic unit, because it offers similar products and services in similar markets and the factors determining strategic decisions are comparable for all products and services.

    The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                    Year ended December 31
                                               --------------------------------
                                                  2000       1999       1998
                                               ---------- ---------- ----------
                                                        (In thousands)
Revenues from external customers
 Domestic..................................... $2,753,266 $2,086,808 $1,168,071
 Foreign......................................    165,595    146,820     52,211
                                               ---------- ---------- ----------
Total revenues from external customers........ $2,918,861 $2,233,628 $1,220,282
                                               ========== ========== ==========

Rental equipment, net
 Domestic..................................... $1,604,191 $1,537,199 $1,099,539
 Foreign......................................    128,644    122,534     43,467
                                               ---------- ---------- ----------
Total consolidated rental equipment, net...... $1,732,835 $1,659,733 $1,143,006
                                               ========== ========== ==========

Property and equipment, net
 Domestic..................................... $  405,873 $  285,456 $  180,777
 Foreign......................................     16,366     19,451      4,734
                                               ---------- ---------- ----------
Total consolidated property and equipment, net $  422,239 $  304,907 $  185,511
                                               ========== ========== ==========

Intangible assets, net
 Domestic..................................... $2,092,882 $1,740,326 $  867,090
 Foreign......................................    134,126    123,046     54,975
                                               ---------- ---------- ----------
Total consolidated intangible assets, net..... $2,227,008 $1,863,372 $  922,065
                                               ========== ========== ==========

                             UNITED RENTALS, INC.

15. Quarterly Financial Information (Unaudited)

Selected Financial Data

    The following table of quarterly financial information has been prepared from unaudited financial statements of the Company, and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

                                        First    Second    Third   Fourth
                                       Quarter   Quarter  Quarter  Quarter
                                      --------  --------  -------- --------
                                      (In thousands, except per share data)
For the year ended December 31, 2000:
 Total revenues...................... $578,962  $729,946  $859,033 $750,920
 Gross profit........................  205,984   271,798   340,704  270,084
 Net income..........................   17,411    47,199    75,391   36,374
 Basic earnings per share............ $   0.24  $   0.66  $   1.07 $   0.51
 Diluted earnings per share..........     0.19      0.51      0.79     0.40

For the year ended December 31, 1999:
 Total revenues...................... $392,309  $503,662  $668,618 $669,039
 Gross profit........................  133,991   184,064   256,979  249,884
 Net income..........................   16,225    25,886    56,208   44,347
 Basic earnings per share............ $   0.24  $   0.36  $   0.78 $   0.62
 Diluted earning per share...........     0.18      0.28      0.60     0.48

16. Condensed Consolidating Financial Information of Guarantor Subsidiaries

    Certain indebtedness of URI, a wholly owned subsidiary of Holdings (the "Parent"), is guaranteed by URI's United States subsidiaries (the "guarantor subsidiaries") and, in certain cases, also by Parent. However, this indebtedness is not guaranteed by URI's foreign subsidiaries (the "non-guarantor subsidiaries"). The guarantor subsidiaries are all wholly-owned and the guarantees are made on a joint and several basis and are full and unconditional (subject to subordination provisions and subject to a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws). Separate consolidated financial statements of the guarantor subsidiaries have not been presented because management believes that such information would not be material to investors. However, condensed consolidating financial information as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, are presented. The condensed consolidating financial information of the Company and its subsidiaries are as follows:

                             UNITED RENTALS, INC.

                     CONDENSED CONSOLIDATING BALANCE SHEET

                               December 31, 2000

                                                        Guarantor   Non-Guarantor  Other and   Consolidated
                                  Parent       URI     Subsidiaries Subsidiaries  Eliminations    Total
                                ----------  ---------- ------------ ------------- ------------ ------------
                                                              (In thousands)
Assets
Cash and cash equivalents......                         $   29,733   $    4,651                 $   34,384
Accounts receivable, net.......             $  216,444     143,295      109,855                    469,594
Intercompany receivable
 (payable).....................                319,423     (55,187)    (264,236)
Inventory......................                 54,022      73,979        5,379                    133,380
Prepaid expenses and other
 assets........................                 28,263      75,633          597                    104,493
Rental equipment, net..........                837,972     766,219      128,644                  1,732,835
Property and equipment, net.... $   34,807     139,871     231,195       16,366                    422,239
Investment in subsidiaries.....  1,839,952   2,257,692                            $(4,097,644)
Intangible assets, net.........                960,444   1,132,438      134,126                  2,227,008
                                ----------  ----------  ----------   ----------   -----------   ----------
                                $1,874,759  $4,814,131  $2,397,305   $  135,382   $(4,097,644)  $5,123,933
                                ==========  ==========  ==========   ==========   ===========   ==========

Liabilities and Stockholder's
 Equity
Liabilities:
   Accounts payable............             $   78,623  $  165,677   $   15,855                 $  260,155
   Debt........................ $  300,000   2,647,144       3,484       24,739   $  (300,000)   2,675,367
   Deferred taxes..............                186,091      20,702         (550)                   206,243
   Accrued expenses and
    other liabilities..........     28,816      86,560      18,862       13,750       (11,763)     136,225
                                ----------  ----------  ----------   ----------   -----------   ----------
      Total liabilities........    328,816   2,998,418     208,725       53,794      (311,763)   3,277,990

Commitments and
 contingencies
Company-obligated mandatorily
 redeemable convertible
 preferred securities of a
 subsidiary trust..............                                                       300,000      300,000
Stockholder's equity:
   Preferred stock.............          5                                                               5
   Common stock................        711                                                             711
   Additional paid-in capital..  1,196,324   1,488,238   1,830,500       65,657    (3,384,395)   1,196,324
   Retained earnings...........    355,850     327,475     358,080       22,878      (708,433)     355,850
   Accumulated other
    comprehensive
    loss.......................     (6,947)                              (6,947)        6,947       (6,947)
                                ----------  ----------  ----------   ----------   -----------   ----------
      Total stockholder's
       equity..................  1,545,943   1,815,713   2,188,580       81,588   $(4,085,881)   1,545,943
                                ----------  ----------  ----------   ----------   -----------   ----------
                                $1,874,759  $4,814,131  $2,397,305   $  135,382   $(4,097,644)  $5,123,933
                                ==========  ==========  ==========   ==========   ===========   ==========

                             UNITED RENTALS, INC.

                     CONDENSED CONSOLIDATING BALANCE SHEET

                                                            December 31, 1999
                                --------------------------------------------------------------------------
                                                       Guarantor   Non-Guarantor  Other and   Consolidated
                                  Parent      URI     Subsidiaries Subsidiaries  Eliminations    Total
                                ---------- ---------- ------------ ------------- ------------ ------------
                                                              (In thousands)
Assets
Cash and cash equivalents......            $    3,689  $   16,414    $   3,708                 $   23,811
Accounts receivable, net.......               200,419     199,981       34,585                    434,985
Intercompany receivable
 (payable).....................               142,156      42,906     (185,062)
Inventory......................                56,086      64,253        9,134                    129,473
Prepaid expenses and other
 assets........................ $   31,554      1,020      18,296       17,809   $    12,778       81,457
Rental equipment, net..........               747,232     789,967      122,534                  1,659,733
Property and equipment, net....     28,383    150,841     106,232       19,451                    304,907
Investment in subsidiaries.....  1,702,802  2,072,115                             (3,774,917)
Intangible assets, net.........               792,198     948,128      123,046                  1,863,372
                                ---------- ----------  ----------    ---------   -----------   ----------
                                $1,762,739 $4,165,756  $2,186,177    $ 145,205   $(3,762,139)  $4,497,738
                                ========== ==========  ==========    =========   ===========   ==========

Liabilities and Stockholder's
 Equity
Liabilities:
   Accounts payable............ $   30,381 $   71,995  $  120,511    $  20,059                 $  242,946
   Debt........................    300,000  2,231,923         380       33,845   $  (300,000)   2,266,148
   Deferred income taxes.......                80,476                      753                     81,229
   Accrued expenses and
    other liabilities..........     34,872    107,828      53,177       10,802         3,250      209,929
                                ---------- ----------  ----------    ---------   -----------   ----------
      Total liabilities........    365,253  2,492,222     174,068       65,459      (296,750)   2,800,252
Commitments and
 contingencies
Company-obligated mandatorily
 redeemable convertible
 preferred securities of a
 subsidiary trust..............                                                      300,000      300,000
Stockholder's equity:
   Preferred stock.............          5                                                              5
   Common stock................        721                                                            721
   Additional paid-in capital..  1,216,968  1,487,907   1,830,182       65,644   $(3,383,733)   1,216,968
   Retained earnings...........    179,475    185,627     181,927       13,785      (381,339)     179,475
   Accumulated other
    comprehensive income.......        317                                 317          (317)         317
                                ---------- ----------  ----------    ---------   -----------   ----------
      Total stockholder's
       equity..................  1,397,486  1,673,534   2,012,109       79,746    (3,765,389)   1,397,486
                                ---------- ----------  ----------    ---------   -----------   ----------
                                $1,762,739 $4,165,756  $2,186,177    $ 145,205   $(3,762,139)  $4,497,738
                                ========== ==========  ==========    =========   ===========   ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 2000

                                                         Guarantor   Non-Guarantor  Other and   Consolidated
                                    Parent      URI     Subsidiaries Subsidiaries  Eliminations    Total
                                   --------  ---------- ------------ ------------- ------------ ------------
                                                                (In thousands)
Revenues:
  Equipment rentals...............           $  851,541  $1,094,613   $  110,529                 $2,056,683
  Sales of rental equipment.......              145,519     178,576       23,583                    347,678
  Sales of equipment and
   merchandise and other
   revenues.......................              253,798     229,219       31,483                    514,500
                                   --------  ----------  ----------   ----------    ----------   ----------
Total revenues....................            1,250,858   1,502,408      165,595                  2,918,861
Cost of revenues:
  Cost of equipment rentals,
   excluding depreciation.........              364,047     494,350       49,080                    907,477
  Depreciation of rental
   equipment......................              152,640     155,239       20,252                    328,131
  Cost of rental equipment sales..               87,161     106,617       14,404                    208,182
  Cost of equipment and
   merchandise sales and other
   operating costs................              197,190     164,186       25,125                    386,501
                                   --------  ----------  ----------   ----------    ----------   ----------
Total cost of revenues............              801,038     920,392      108,861                  1,830,291
                                   --------  ----------  ----------   ----------    ----------   ----------
Gross profit......................              449,820     582,016       56,734                  1,088,570
Selling, general and
 administrative expenses..........              184,135     245,431       24,764                    454,330
Non-rental depreciation and
 amortization..................... $  7,718      33,692      39,618        5,273                     86,301
                                   --------  ----------  ----------   ----------    ----------   ----------
Operating income (loss)...........   (7,718)    231,993     296,967       26,697                    547,939
Interest expense..................   19,500     217,904         135       10,740    $  (19,500)     228,779
Preferred dividends of a
 subsidiary trust.................                                                      19,500       19,500
Other (income) expense, net.......                2,129      (4,285)         320                     (1,836)
                                   --------  ----------  ----------   ----------    ----------   ----------
Income (loss) before provision
 (benefit) for income taxes.......  (27,218)     11,960     301,117       15,637                    301,496
Provision (benefit) for income
 taxes............................  (11,295)      4,908     124,964        6,544                    125,121
                                   --------  ----------  ----------   ----------    ----------   ----------
Income (loss) before equity in net
 earnings of subsidiaries.........  (15,923)      7,052     176,153        9,093                    176,375
Equity in net earnings of
 subsidiaries.....................  192,298     185,246                             $ (377,544)
                                   --------  ----------  ----------   ----------    ----------   ----------
Net income........................ $176,375  $  192,298  $  176,153   $    9,093    $ (377,544)  $  176,375
                                   ========  ==========  ==========   ==========    ==========   ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 1999

                                                              Guarantor   Non-Guarantor  Other and   Consolidated
                                          Parent     URI     Subsidiaries Subsidiaries  Eliminations    Total
                                         --------  --------  ------------ ------------- ------------ ------------
                                                                      (In thousand)
Revenues:
  Equipment rentals.....................           $600,431   $  880,182    $100,413                  $1,581,026
  Sales of rental equipment.............            113,982      106,737      14,959                     235,678
  Sales of equipment and merchandise
   and other revenues...................            195,647      189,829      31,448                     416,924
                                         --------  --------   ----------    --------     ---------    ----------
Total revenues..........................            910,060    1,176,748     146,820                   2,233,628
Cost of revenues:
  Cost of equipment rentals, excluding
   depreciation.........................            250,959      381,718      44,295                     676,972
  Depreciation of rental equipment......            116,385      146,622      17,634                     280,641
  Cost of rental equipment sales........             62,972       64,945       8,761                     136,678
  Cost of equipment and merchandise
   sales and other operating costs......            161,902      128,328      24,189                     314,419
                                         --------  --------   ----------    --------     ---------    ----------
Total cost of revenues..................            592,218      721,613      94,879                   1,408,710
                                         --------  --------   ----------    --------     ---------    ----------
Gross profit............................            317,842      455,135      51,941                     824,918
Selling, general and administrative
 expenses............................... $  8,267   144,341      177,456      22,531                     352,595
Non-rental depreciation and
 amortization...........................    4,926    29,667       24,617       3,657                      62,867
                                         --------  --------   ----------    --------     ---------    ----------
Operating income (loss).................  (13,193)  143,834      253,062      25,753                     409,456
Interest expense........................   19,500   132,929        1,428       5,471     $ (19,500)      139,828
Preferred dividends of a subsidiary
 trust..................................                                                    19,500        19,500
Other (income) expense, net.............    9,689    (1,549)        (524)        427           278         8,321
                                         --------  --------   ----------    --------     ---------    ----------
Income (loss) before provision (benefit)
 for income taxes.......................  (42,382)   12,454      252,158      19,855          (278)      241,807
Provision (benefit) for income taxes....  (17,487)    3,039      105,531       8,058                      99,141
                                         --------  --------   ----------    --------     ---------    ----------
Income (loss) before equity in net
 earnings of subsidiaries...............  (24,895)    9,415      146,627      11,797          (278)      142,666
Equity in net earnings of subsidiaries..  167,561   158,424                               (325,985)
                                         --------  --------   ----------    --------     ---------    ----------
Net income.............................. $142,666  $167,839   $  146,627    $ 11,797     $(326,263)   $  142,666
                                         ========  ========   ==========    ========     =========    ==========

                             UNITED RENTALS, INC.

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Year Ended December 31, 1998

                                                              Guarantor   Non-Guarantor  Other and   Consolidated
                                          Parent     URI     Subsidiaries Subsidiaries  Eliminations    Total
                                          -------  --------  ------------ ------------- ------------ ------------
                                                                      (In thousands)
Revenues:
   Equipment rentals.....................          $213,823    $649,508      $32,135                  $  895,466
   Sales of rental equipment.............            17,992      96,739        4,889                     119,620
   Sales of equipment and merchandise
    and other revenues...................            58,582     131,427       15,187                     205,196
                                          -------  --------    --------      -------      --------    ----------
Total revenues...........................           290,397     877,674       52,211                   1,220,282
Cost of revenues:
   Cost of equipment rentals,
    excluding depreciation...............            91,100     289,892       13,758                     394,750
   Depreciation of rental equipment......            45,602     125,810        4,498                     175,910
   Cost of rental equipment sales........             8,586      54,805        2,745                      66,136
   Cost of equipment and
    merchandise sales and other
    operating costs......................            49,754      98,332       11,952                     160,038
                                          -------  --------    --------      -------      --------    ----------
Total cost of revenues...................           195,042     568,839       32,953                     796,834
                                          -------  --------    --------      -------      --------    ----------
Gross profit.............................            95,355     308,835       19,258                     423,448
Selling, general and administrative
 expenses................................            31,092     155,512        9,016                     195,620
Merger-related expenses..................                        47,178                                   47,178
Non-rental depreciation and
 amortization............................ $   561     8,682      24,769        1,233      $      3        35,248
                                          -------  --------    --------      -------      --------    ----------
Operating income (loss)..................    (561)   55,581      81,376        9,009            (3)      145,402
Interest expense.........................   7,854    33,006      24,193        6,958        (7,854)       64,157
Preferred dividends of a subsidiary trust                                                    7,854         7,854
Other (income) expense, net..............            (2,481)     (2,605)         (11)          191        (4,906)
                                          -------  --------    --------      -------      --------    ----------
Income (loss) before provision (benefit)
 for income taxes and extraordinary
 item....................................  (8,415)   25,056      59,788        2,062          (194)       78,297
Provision (benefit) for income taxes.....  (3,472)   13,850      33,047           74                      43,499
                                          -------  --------    --------      -------      --------    ----------
Income (loss) before extraordinary item
 and equity in net earnings of
 subsidiaries............................  (4,943)   11,206      26,741        1,988          (194)       34,798
Extraordinary item, net..................                        21,337                                   21,337
                                          -------  --------    --------      -------      --------    ----------
Income (loss) before equity in net
 earnings of subsidiaries................  (4,943)   11,206       5,404        1,988          (194)       13,461
Equity in net earnings of subsidiaries...  18,404     7,392                                (25,796)
                                          -------  --------    --------      -------      --------    ----------
Net income............................... $13,461  $ 18,598    $  5,404      $ 1,988      $(25,990)   $   13,461
                                          =======  ========    ========      =======      ========    ==========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION
                     For the Year Ended December 31, 2000

                                                                Guarantor   Non-Guarantor  Other and   Consolidated
                                           Parent      URI     Subsidiaries Subsidiaries  Eliminations    Total
                                          --------  ---------  ------------ ------------- ------------ ------------
                                                                       (In thousands)
Net cash provided by (used in) operating
 activities.............................. $(37,379) $ 243,759   $ 227,855     $ 43,066      $ 35,420    $ 512,721
Cash Flows From Investing Activities:
   Purchases of rental equipment.........            (489,259)   (283,488)     (35,457)                  (808,204)
   Purchases of property and equipment...  (13,071)   (34,477)   (102,510)      (3,712)                  (153,770)
   Proceeds from sales of rental
    equipment............................             145,519     178,576       23,583                    347,678
   Proceeds from sale of businesses......              16,246       3,000                                  19,246
   Payments of contingent purchase
    price................................              (3,030)    (13,236)                                (16,266)
   Purchases of other companies..........            (337,257)                 (10,080)                  (347,337)
   Capital contributed to subsidiary.....     (331)                                              331
   In-process acquisition costs..........                                                     (4,285)      (4,285)
                                          --------  ---------   ---------     --------      --------    ---------
      Net cash used in investing
       activities........................  (13,402)  (702,258)   (217,658)     (25,666)       (3,954)    (962,938)
Cash Flows from Financing Activities:
   Shares repurchased and retired........                                                    (30,950)     (30,950)
   Dividend distributions to Parent......             (50,450)                                50,450
   Proceeds from debt....................             452,912       3,290                                 456,202
   Repayments of debt....................            (125,238)       (168)      (9,193)                  (134,599)
   Proceeds from sale-leaseback..........             193,478                                             193,478
   Payments of financing costs...........             (16,223)                                  (185)     (16,408)
   Capital contributions by parent.......                 331                                   (331)
   Proceeds from the exercise of stock
    options..............................      331                                                            331
   Proceeds from dividends from
    subsidiary...........................   50,450                                           (50,450)
                                          --------  ---------   ---------     --------      --------    ---------

      Net cash provided by financing
       activities........................   50,781    454,810       3,122       (9,193)      (31,466)     468,054
   Effect of foreign exchange rates......                                       (7,264)                    (7,264)
                                          --------  ---------   ---------     --------      --------    ---------

Net increase (decrease) in cash and cash
 equivalents.............................              (3,689)     13,319          943                     10,573
Cash and cash equivalents at beginning
 of period...............................               3,689      16,414        3,708                     23,811
                                          --------  ---------   ---------     --------      --------    ---------
Cash and cash equivalents at end of
 period..................................           $           $  29,733     $  4,651                  $  34,384
                                          ========  =========   =========     ========      ========    =========
Supplemental disclosure of cash flow
 information:
Cash paid for interest................... $ 19,500  $ 218,346   $     135     $ 10,782                  $ 248,763
Cash paid for income taxes...............           $  19,833                 $  3,913                  $  23,746
Supplemental disclosure of non-cash
 investing and financing activities:
The Company acquired the net assets
 and assumed certain liabilities of other
 companies as follows:
   Assets, net of cash acquired..........           $ 554,077                 $ 11,037                  $ 565,114
   Liabilities assumed...................            (141,320)                    (957)                  (142,277)
   Less:.................................
   Amounts paid in common stock and
    warrants of Parent...................             (10,000)                                            (10,000)
   Amounts paid through issuance of
    debt.................................             (65,500)                                            (65,500)
                                          --------  ---------   ---------     --------      --------    ---------
   Net cash paid.........................           $ 337,257                 $ 10,080                  $ 347,337
                                          ========  =========   =========     ========      ========    =========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION
                     For the Year Ended December 31, 1999

                                                                  Guarantor   Non-Guarantor  Other and   Consolidated
                                          Parent        URI      Subsidiaries Subsidiaries  Eliminations    Total
                                         ---------  -----------  ------------ ------------- ------------ ------------
                                                                        (In thousands)
Net cash provided by (used in)
 operating activities................... $  (4,824) $   292,412    $ 13,185     $ 119,585    $   1,002   $   421,360
Cash Flows From Investing
 Activities:
   Purchases of rental equipment........               (539,775)    (99,365)      (78,972)                  (718,112)
   Purchases of property and
    equipment...........................   (14,181)     (74,634)    (20,366)      (14,468)                  (123,649)
   Proceeds from sales of rental
    equipment...........................                113,982     106,737        14,959                    235,678
   Proceeds from sale of
    businesses..........................                  1,040       2,354         3,127                      6,521
   Payments of contingent purchase
    price...............................                 (2,387)     (4,265)       (1,564)                    (8,216)
   Purchases of other companies.........               (915,937)                  (70,853)                  (986,790)
   Capital contributed to subsidiary....  (522,985)                                            522,985
   In-process acquisition costs.........                                                        (1,002)       (1,002)
                                         ---------  -----------    --------     ---------    ---------   -----------
      Net cash used in investing
       activities.......................  (537,166)  (1,417,711)    (14,905)     (147,771)     521,983    (1,595,570)
Cash Flows from Financing
 Activities:
   Dividend distributions to Parent.....                (19,500)                                19,500
   Proceeds from debt...................              1,025,843      26,524        31,249                  1,083,616
   Repayments of debt...................               (474,808)    (20,958)       (1,884)                  (497,650)
   Proceeds from sale-leaseback.........                 88,000                                               88,000
   Payments of financing costs..........                (18,995)                     (448)                   (19,443)
   Capital contributions by parent......                522,985                               (522,985)
   Proceeds from issuance of
    common stock and warrants,
    net of issuance costs...............    64,701                                                            64,701
   Proceeds from issuance of
    preferred stock, net of issuance
    costs...............................   430,800                                                           430,800
   Proceeds from the exercise of stock
    options.............................    26,989                                                            26,989
   Proceeds from dividends from
    subsidiary..........................    19,500                                             (19,500)
                                         ---------  -----------    --------     ---------    ---------   -----------

      Net cash provided by
       financing activities.............   541,990    1,123,525       5,566        28,917     (522,985)    1,177,013
   Effect of foreign exchange rates.....                                              598                        598
                                         ---------  -----------    --------     ---------    ---------   -----------

Net increase (decrease) in cash and
 cash equivalents.......................                 (1,774)      3,846         1,329                      3,401
Cash and cash equivalents at beginning
 of period..............................                  1,774      16,257         2,379                     20,410
                                         ---------  -----------    --------     ---------    ---------   -----------
Cash and cash equivalents at end of
 period................................. $          $              $ 20,103     $   3,708                $    23,811
                                         =========  ===========    ========     =========    =========   ===========

Supplemental disclosure of cash
 flow information:
Cash paid for interest.................. $  19,500  $    98,728    $  1,194     $   4,863                $   124,285
Cash paid for income taxes..............            $    16,372                 $   1,137                $    17,509

Supplemental disclosure of non-
 cash investing and financing
 activities:
The Company acquired the net assets
 and assumed certain liabilities of
 other companies as follows:
   Assets, net of cash acquired.........            $ 1,371,807                 $  96,760                $ 1,468,567
   Liabilities assumed..................               (448,685)                  (23,697)                  (472,382)
   Less:
   Amounts paid through issuance of
    debt................................                 (7,185)                   (2,210)                    (9,395)
                                         ---------  -----------    --------     ---------    ---------   -----------
   Net cash paid........................            $   915,937                 $  70,853                $   986,790
                                         =========  ===========    ========     =========    =========   ===========

                             UNITED RENTALS, INC.

                 CONDENSED CONSOLIDATING CASH FLOW INFORMATION
                     For the Year Ended December 31, 1998

                                                                   Guarantor   Non-Guarantor  Other and   Consolidated
                                           Parent        URI      Subsidiaries Subsidiaries  Eliminations    Total
                                          ---------  -----------  ------------ ------------- ------------ ------------
                                                                         (In thousands)
Net cash provided by (used in) operating
 activities.............................. $  (4,157) $   (63,760)  $ 206,996     $ 67,370      $   9,680  $   216,129
Cash Flows From Investing Activities:
   Purchases of rental equipment.........               (415,140)    (50,494)     (13,900)                   (479,534)
   Purchases of property and equipment...   (15,535)     (65,742)     (2,851)      (1,050)           561      (84,617)
   Proceeds from sales of rental
    equipment............................                 17,992      96,739        4,889                     119,620
   Proceeds from sale of businesses......                 10,640                                               10,640
   Payments of contingent purchase
    price................................                             (2,800)      (1,156)                     (3,956)
   Purchases of other companies..........               (840,730)    (12,510)     (58,597)                   (911,837)
   Capital contributed to subsidiary.....  (492,590)                                             492,590
   In-process acquisition costs..........                                                           (241)        (241)
                                          ---------  -----------   ---------     --------     ----------  -----------
      Net cash provided by (used in)
       investing activities..............  (508,125)  (1,292,980)     28,084      (69,814)       492,910   (1,349,925)
Cash Flows from Financing Activities:
   Dividend distributions to Parent......                 (4,658)                                  4,658
   Proceeds from debt....................   300,000    1,225,586      10,187       27,864       (300,000)   1,263,637
   Repayments of debt....................               (432,222)   (230,685)     (22,760)                   (685,667)
   Proceeds from sale-leaseback..........                 35,000                                               35,000
   Payments of financing costs...........                (24,982)                                (10,000)     (34,982)
   Capital contributions by parent.......                492,590                                (492,590)
   Distributions to stockholders.........                             (3,536)                                  (3,536)
   Proceeds from issuance of common
    stock and warrants, net of issuance
    costs................................   207,005                                                           207,005
   Proceeds from the exercise of stock
    options..............................       619                                                               619
   Proceeds from issuance of redeemable
    convertible preferred securities.....                                                        300,000      300,000
   Proceeds from dividends from
    subsidiary...........................     4,658                                               (4,658)
                                          ---------  -----------   ---------     --------     ----------  -----------
      Net cash provided by (used in)
       financing activities..............   512,282    1,291,314    (224,034)       5,104       (502,590)   1,082,076
   Effect of foreign exchange rates......                                            (281)                       (281)
                                          ---------  -----------   ---------     --------     ----------  -----------
Net increase (decrease) in cash and cash
 equivalents.............................                (65,426)     11,046        2,379                     (52,001)
Cash and cash equivalents at beginning of
 period..................................                 67,200       5,211                                   72,411
                                          ---------  -----------   ---------     --------     ----------  -----------
Cash and cash equivalents at end of
 period.................................. $          $     1,774   $  16,257     $  2,379                 $    20,410
                                          =========  ===========   =========     ========     ==========  ===========
Supplemental disclosure of cash flow
 information:
Cash paid for interest................... $   4,658  $    27,085   $  11,098     $    316                 $    43,157
Cash paid for income taxes...............            $     8,034                 $  2,190                 $    10,224

Supplemental disclosure of non-cash
 investing and financing activities:
The Company acquired the net assets and
 assumed certain liabilities of other
 companies as follows:
   Assets, net of cash acquired..........            $ 1,409,516   $  12,510     $ 79,441                 $ 1,501,467
   Liabilities assumed...................               (500,228)                 (18,633)                   (518,861)
   Less:
   Amounts paid in common stock and
    warrants of Parent...................                (58,093)                  (2,211)                    (60,304)
   Amounts paid through issuance of
    debt.................................                (10,465)                                             (10,465)
                                          ---------  -----------   ---------     --------     ----------  -----------
   Net cash paid.........................            $   840,730   $  12,510     $ 58,597                 $   911,837
                                          =========  ===========   =========     ========     ==========  ===========

--------------------------------------
--------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS


                                        Page
                                        ----
Cautionary Notice Regarding Forward-
  Looking Statements...................   1
Where You Can Find More Information....   1
Incorporation by Reference.............   1
Prospectus Summary.....................   2
Risk Factors...........................   8
Use of Proceeds........................  12
Price Range of Common Stock............  13
Dividend Policy........................  13
Capitalization.........................  14
Selected Consolidated Financial
  Information..........................  15
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations...........................  18
Business...............................  30
Management.............................  39
Selling Stockholder....................  45
Principal Stockholders.................  46
Description of Capital Stock...........  50
Certain Charter and By-law Provisions..  55
Material U.S. Tax Considerations
  Applicable to Non-U.S. Holders of the
  Common Stock.........................  58
Underwriting...........................  61
Legal Matters..........................  64
Experts................................  64
Index to Financial Statements.......... F-1


--------------------------------------
--------------------------------------

--------------------------------------
--------------------------------------

                               9,000,000 Shares

                             United Rentals, Inc.

                                 Common Stock

                               ----------------

                               [LOGO] United/TM/
                                      Rentals

                               ----------------

                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                                   JPMorgan

                           Deutsche Banc Alex. Brown

                            Legg Mason Wood Walker
                                 Incorporated

--------------------------------------
--------------------------------------

                                    PART II

Item 14. Other Expenses of Issuance and Distribution

    The expenses of the Registrant in connection with the distribution of the securities being registered hereunder are set forth below. All expenses are estimated other than the SEC registration fee.

Securities and Exchange Commission registration fee $ 66,318
NASD fee...........................................   27,027
Printing expenses..................................  300,000
Accounting fees and expenses.......................   75,000
Legal fees and expenses (other than blue sky)......  250,000
Blue sky fees and expenses.........................   15,000
Miscellaneous......................................   66,655
                                                    --------
   Total........................................... $800,000
                                                    ========

Item 15. Indemnification of Directors and Officers

    The Certificate of Incorporation (the "Certificate") of United Rentals, Inc. (the "Company") provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

    The Registrant, as a Delaware corporation, is empowered by Section 145 of the Delaware Law, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Company has entered into indemnification agreements with its directors and officers. In general, these agreements require the Company to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of the Company or guaranteed any obligations of the Company, provided that the right of an indemnitee to receive indemnification is subject to the following limitations:
(i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and
(ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to the Company due to willful misconduct in the performance of his duties to the Company (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

    Pursuant to Section 145 of the Delaware Law, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

Item 16. Exhibits.


1.1  Form of Underwriting Agreement*

4.1  Amended and Restated Certificate of Incorporation of the Registrant dated August 5, 1998
     (incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q for the
     quarterly period ended June 30, 1998)

4.2  Certificate of Amendment to the Registrant's Certificate of Incorporation dated September 29,
     1998 (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on
     Form S-3 , No. 333-70151)

4.3  Form of Certificate of Designation for Series A Perpetual Convertible Preferred Stock
     (incorporated by reference to Exhibit 4(k) to the United Rentals, Inc. Registration Statement
     on Form S-3, No. 333-64463) together with a certificate of amendment thereto (incorporated by reference to Exhibit A of the United Rentals, Inc. Proxy Statement on Schedule 14A dated
     July 22, 1999)

4.4  Form of Certificate of Designation for Series B Perpetual Convertible Preferred Stock
     (incorporated by reference to Exhibit B of the United Rentals, Inc. Proxy Statement on
     Schedule 14A dated July 22, 1999)

4.5  By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 10-Q for the quarterly period ended June 30, 1998)

5.1  Opinion of Ehrenreich Eilenberg & Krause LLP**

5.2  Opinion of Weil, Gotshal & Manges LLP*

10.1 Senior Restricted Stock Agreement, dated as of June 5, 2001, between the Registrant and
     Bradley S. Jacobs**

10.2 Senior Restricted Stock Agreement, dated as of June 5, 2001, between the Registrant and
     Wayland R. Hicks**

10.3 Senior Restricted Stock Agreement, dated as of June 5, 2001, between the Registrant and
     John N. Milne**

10.4 Senior Restricted Stock Agreement, dated as of June 5, 2001, between the Registrant and
     Michael J. Nolan**

23.1 Consent of Ehrenreich Eilenberg & Krause LLP (included in Exhibit 5.1)

23.2 Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.2)

24.1 Power of Attorney (included in Part II of the original Registration Statement under the caption
     "Signatures")

--------

    * Filed herewith
   ** Previously filed



Item 17. Undertakings.

    (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes that:

           (i) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


    Pursuant to the requirements of Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, Connecticut, on the 24th day of September, 2001.


                                          UNITED RENTALS, INC.

                                             /S/ MICHAEL J. NOLAN
                                          By: _________________________________
                                             Michael J. Nolan
                                             Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to registration statement has been signed by the following persons in the capacities and on the dates indicated.



           Name                        Title                      Date
           ----                        -----                      ----

   /S/ BRADLEY S. JACOBS Chairman, Chief Executive         September 24, 2001
   ---------------------   Officer and Director (principal
     Bradley S. Jacobs     executive officer)

             *           Vice Chairman and Director        September 24, 2001
   ---------------------
     Wayland R. Hicks

             *           Vice Chairman and Director        September 24, 2001
   ---------------------
       John N. Milne

             *           Director                          September 24, 2001
   ---------------------
       Leon D. Black

             *           Director                          September 24, 2001
   ---------------------
    Richard D. Colburn

             *           Director                          September 24, 2001
   ---------------------
      Ronald M. DeFeo

             *           Director                          September 24, 2001
   ---------------------
     Michael S. Gross

             *           Director                          September 24, 2001
   ---------------------
    Richard J. Heckmann

             *           Director                          September 24, 2001
   ---------------------
     John S. McKinney

           Name                        Title                   Date
           ----                        -----                   ----

            *                Director                   September 24, 2001
--------------------------
     Gerald Tsai, Jr.

            *                Director                   September 24, 2001
--------------------------
     Timothy J. Tully

            *                Director                   September 24, 2001
--------------------------
    Christian M. Weyer

   /S/ MICHAEL J. NOLAN      Chief Financial Officer    September 24, 2001
--------------------------     (principal financial and
     Michael J. Nolan          accounting officer)

*By   /S/ MICHAEL J. NOLAN
--------------------------
     Michael J. Nolan
     Attorney-in-fact


                                      S-2